
05010495

~~82-~~ SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nordea Bank AB (publ)

***CURRENT ADDRESS** Hamngatan 10
SE-105 71 Stockholm
Sweden

****FORMER NAME** Nordbanken AB (publ)

****NEW ADDRESS**

FILE NO. 82- 4184 **FISCAL YEAR 2003** -12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF / BY: S. Min

DATE:08/16/05

Nordea

ARIS
12-31-03

Annual Report 2003

Contents

Nordea Annual Report 2003 is the formal report audited by the Nordea auditors including the full sets of financial accounts and notes, the Board of Directors report and the cash flow statement. Nordea Annual Review 2003 is a review of the business development in the Nordea Group in 2003 including an overview of its strategy and business areas.

The parent company, Nordea AB (publ), has been granted a bank charter and changed its name to Nordea Bank AB (publ) as of 30 January 2004.

Solid improvements in 2003

- *Net profit up 68% to EUR 1,490m (EUR 887m in 2002)*
- *Operating profit up 17% to EUR 1,812m (EUR 1,547m)*
- *Total income largely unchanged at EUR 5,639m (EUR 5,670m)*
- *Total costs down 2%*
- *Earnings per share EUR 0.51 (EUR 0.30)*
- *Return on equity (excluding goodwill) 16.7% (11.3%)*
- *Proposed dividend EUR 0.25 per share, an increase by 9%*

Highlights of 2003

Delivering on promises

- Short-term top priorities have been addressed
  - Volatility has been reduced and income maintained at a stable level
  - Costs are kept well within the flat cost target – costs in 2004 expected to be unchanged compared to 2003
  - Capital efficiency has improved
  - Credit losses decreased slightly throughout the year – Credit portfolio in general in healthy shape
  - Special attention on income development going forward

Key financial figures

Operational income statement

EURm	2003	2002	Change %
Net interest income	3,366	3,451	–2
Net commission income	1,486	1,535	–3
Trading income	567	530	7
Other income	220	154	43
Total income	**5,639**	**5,670**	**–1**
Personnel expenses	–2,101	–2,086	1
Profit sharing	–46	–	
Other expenses	–1,526	–1,659	–8
Total expenses	**–3,673**	**–3,745**	**–2**
Profit before loan losses	**1,966**	**1,925**	**2**
Loan losses, net	–363	–261	39
Equity method	57	52	10
Profit before investment earnings and insurance	**1,660**	**1,716**	**–3**
Investment earnings, banking	170	122	39
Operating profit, life insurance	149	2	
Operating profit, general insurance	–	–122	
Goodwill amortisation and write-downs	–167	–171	–2
Operating profit	**1,812**	**1,547**	**17**
Real estate write-downs	–115	–	
Allocation to pension foundation	–	–255	
Taxes	–205	–405	
Minority interests	–2	0	
Net profit	**1,490**	**887**	**68**

Ratios and key figures (see Business definitions page 86)

	2003	2002
Earnings per share, EUR	0.51	0.30
Share price, EUR, end of period	5.95	4.20
Shareholders' equity per share [1], EUR	4.28	4.06
Shares outstanding [1], million	2,846	2,928
Return on equity excluding goodwill [2], %	16.7	11.3
Return on equity, %	12.3	7.5
Lending, EURbn	146	146
Deposits and borrowings from the public [1], EURbn	96	94
Shareholders' equity [1], EURbn	12	12
Total assets [1], EURbn	262	250
Assets under management [1], EURbn	113	96
Cost/income ratio, banking [3], %	63	64
Cost/income ratio, excluding investment earnings, %	64	65
Tier 1 capital ratio [1], %	7.3	7.1
Total capital ratio [1], %	9.3	9.9
Risk-weighted assets [1], EURbn	134	135

[1] End of period. Total shares registrated was 2,928 (2,985) million. Number of own holdings of shares in Nordea Bank AB (publ) was 82 (57) million. Average number of own shares was 50 (30) million. Average number of shares Jan–Dec 2003 was 2,921 million (Jan–Dec 2002 2,955 million). Dilution is not applicable.

[2] Net profit before minority interests and goodwill amortisation/write-down as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

[3] Total expenses divided by the sum of total income, equity method and investment earnings, banking.

In November 2002 we identified a number of short-term top priorities and a plan to improve our performance was developed. When comparing Nordea today with Nordea a year ago I see a bank that has undergone significant changes. Today we are more focused, changes are made at a more rapid speed and the concept of continuous improvement is internalised throughout the organisation.

Increased focus and speed led to improved performance

2003 results: Solid improvements

Operating profit was up by 17% in 2003 compared to 2002 reflecting stable income, reduced total expenses, increased loan losses, a sharply improved operating profit from insurance activities as well as stronger investment earnings, banking.

Net profit increased by 68% to EUR 1,490m reflecting the improvement in operating profit, the positive tax contribution in the third quarter, last year's allocation to pension foundations and General Insurance losses as well as the impact of the real estate write-downs in the fourth quarter 2003.

Earnings per share were EUR 0.51 compared to EUR 0.30 in 2002 and return on equity (excluding goodwill) was 16.7% compared to 11.3% in 2002.

During the year the share price of Nordea appreciated by 40.6% on the Stockholm Stock Exchange. Total shareholder return (TSR) for 2003 was 47.9%, which places Nordea as number 3 in terms of TSR within a defined peer group of 20 European banks.



Short-term top priorities addressed - delivering on promises

In the autumn of 2002 there was a general feeling of disappointment with Nordea among shareholders, other investors and analysts, which was reflected in a poor share price performance. To start the "turn-around" that was needed, I introduced the key words focus, speed and performance, and we identified a number of short-term top priority areas:

- Reduce volatility and ensure growth of income
- Improve cost control
- Ensure capital efficiency
- Maintain credit portfolio quality

And we created a "sense of urgency" throughout the entire organisation.

Today I feel confident that we not only have succeeded to improve our performance, but also that we have done so in a manner that has institutionalised a continuous improvement process driving the increased competitiveness of the Group forward as part of the Nordea culture.

In some areas, structural measures have been taken in order to adjust our cost level to stagnating or declining income triggered by the macroeconomic environment and financial market developments.

Let me recapitulate our achievements in relation to the short-term top priorities.

Volatility has been reduced primarily through divestment of General Insurance and a changed business model for Life & Pensions.

Income has been maintained at a stable level despite all time low post war short-term interest rates, a drop in equity market activities and subdued macroeconomics.

A culture of strict cost management has grown, and costs in 2003 were well within our target of unchanged costs compared to 2002.

Our capital efficiency has been strengthened through divestments of real estate and other non-core assets, changed business models, growth of off-balance sheet business and implementation of economic capital and economic profit framework. This has enabled us to start a share buy back programme and to propose increased dividend per share.

Credit losses have been slightly decreasing throughout the year and are concentrated to a single industry. Our credit portfolio in general is in a healthy shape.

The income development in the current macroeconomic environment is still an area of concern, and we will pay special attention to this issue going forward.

Strict cost management will remain high on our agenda, and we have raised the cost ambition for 2004. This is not a simple cost cutting exercise. This is a question of a genuine transformation into one bank - focusing, keeping speed and not being sentimental when it comes to implementation of changes or even day-to-day management.

Emerging from four major banks in four different countries Nordea's point of departure was characterised by inherent complexity. During 2003 reduction of complexity has been addressed throughout the organisation.

Group Processing and Technology, which was established in the autumn of 2002, has been an important driver and facilitator for consolidation and integration of processes, production and technology. Major initiatives include a substantial reduction of IT development costs and the consolidation of IT production in a joint venture with IBM, Nordic Processor, which is now fully operational.

The management of the integration project portfolio has been centralised, and future additional targets for reduction of complexity have been identified and will be achieved.

The first steps in the simplification and transformation of the Group legal structure into a European Company have been taken.

The unification of the business organisation within Retail Banking is under completion, and service and support functions have been transformed from being mainly policy-making functions into central service and support units for the whole Group contributing to the development of the Nordea corporate culture.

Key words becoming corporate values

The key words of focus, speed and performance have had a very high impact in the entire Group. We are all familiar with the words, and we apply them to our work – therefore we have now turned them formally into our corporate values as well.

It is important that our values reflect what we really stand for, how we work, and what we do. As such focus, speed and performance complete our mission and vision, which reflect the aim of our operations, what we want to achieve and how we wish to be perceived.

Focus

- We concentrate on creating value for our customers and shareholders
- We concentrate on our strengths and core activities, and we discontinue activities when needed

Speed

- We provide a broad set of easily accessible and competitive financial services and solutions
- We are quick, adjust to market conditions and do not hesitate to execute decisions made

Performance

- We aim to deliver better solutions and results than our competitors
- We continuously improve in everything we do, and we deliver on our promises

Continuous improvement

Our performance is significantly improved and we have the prerequisites to stay on the winning course:

- A large customer base
- Strong distribution power
- Advantage of size, scale and scope
- Strong capital base and high market capitalisation

We are increasingly becoming one bank with a common culture centred around performance orientation and with a strong local presence and customer contact.

We have reduced complexity and will continue to do so.

Indeed, we have achieved a lot since last year. Therefore, I would like to take the opportunity to thank all employees for their dedicated efforts and for bringing about the 2003 results.

Still, although our performance has been improved, there is – as always – room for further continuous improvement.

Best regards



Lars G Nordström

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and 1,240 bank branches. The Nordea Group is a world leader in Internet banking, with 3.7 million e-customers. The Nordea share is listed in Stockholm, Helsinki and Copenhagen.

Board of Directors' report

Group organisation

The Group's business organisation includes three business areas: Retail Banking, Corporate and Institutional Banking, and Asset Management & Life.

Retail Banking develops, markets and distributes a broad range of financial products and services and has customer responsibility for personal and corporate customers.

Corporate and Institutional Banking delivers a range of products and services to corporate and institutional customers.

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

The support functions are Group Processing and Technology, Group Corporate Centre and Group Staffs.

Group Processing and Technology includes Group IT, Electronic Banking, Global Operations Services and Production and Productivity.

Group Corporate Centre contains Group Credit and Risk Control, Group Treasury, Group Planning and Control, Group Finance, Investor Relations and Group Corporate Development.

Group Staffs includes Group Support and Procurement, Group Human Resources, Group Identity and Communications, Group Legal and Group Compliance.

Legal Structure

The legal structure of the Group, being a result of the mergers of four national banking groups, has proven to be complex from an operational point of view, as it did not support the Group's business activities in an optimal manner.

On 19 June 2003 the Board of Directors of Nordea AB (publ) therefore decided to initiate a process of change in the Nordea Group's legal structure. The aim is to establish a one-bank structure, with one legal entity, Nordea Bank AB (publ), conducting business in all local markets by means of branches.

The process of change began when Nordea AB (publ) acquired Nordea Bank Sweden AB (publ), Nordea Bank Danmark A/S and Nordea Bank Norge ASA from Nordea Bank Finland Plc. The share purchase agreements were signed on 19 June 2003 and the transactions closed on 19 June, 24 June and 28 October 2003, respectively.

The next step was to transform Nordea AB (publ) into an operational banking company, which required a banking licence and a decision by an Extraordinary General Meeting. Such a meeting was held on 22 October 2003 whereby the shareholders of Nordea AB (publ) decided to make the necessary amendments to the Articles of Association of the company, inter alia to change the name to Nordea Bank AB (publ). Following that decision and subsequent approval from the Swedish FSA, the Swedish Patent- and Registration Office registered the banking licence and the amendments to the Articles of Association on 30 January 2004. From that date the parent company of the Nordea Group is a banking company by the name of Nordea Bank AB (publ).

The next step to be taken in the change process is to merge Nordea Bank Sweden AB (publ) into Nordea Bank AB (publ). The merger is scheduled to take place on 1 March 2004.

The intention is that Nordea Bank AB (publ) will later be converted into a European company, a "Societas Europaea", ("SE"), according to the European Company Statute coming into force in the second half of 2004. The bank will continue to be legally domiciled in Sweden. The conversion will be accomplished through a merger with the other banks in the Group and is conditional upon obtaining necessary approvals from the relevant authorities.

The change is expected to lead to improved operational efficiency, reduced operational risk and enhanced capital efficiency.

Business development in 2003

In 2003, Nordea has increased the focus on rationalisation and general cost control, including restructuring of several business activities. Integration projects such as centralisation of back office and Group functions, as well as outsourcing, have been prioritised to realise further cost savings.

Nordea has gradually reduced its risk exposure during the year. A changed business model in the Life insurance area was implemented. The new life products are based on guarantees that apply to the principal capital of a policy, as opposed to old products which in addition offered guaranteed returns. These new products represent a reduced risk to the life company. A fee-based profit sharing model with policy holders furthermore reduces Nordea's dependence on investment returns.

A further reason for the reduced earnings volatility in 2003 was the change of investment policy and portfolio management in Nordea's pension foundations.

Nordea's capital efficiency was improved in 2003 through divestments of real estate and other non-core assets including the shares in Nordisk Renting and the Finnish real estate broker Huoneistokeskus, growth of off-balance sheet business, and implementation of the economic capital and economic profit framework. This development enabled further share buy-backs.

The Group's continuous concentration on Nordic customers has helped to maintain the credit quality at a satisfactory level and the overall quality of the portfolio is good.

Parnership with IBM
In September Nordea signed a 10-year IT service agreement with IBM to transform and consolidate the Nordea Group IT production services into an on-demand infrastructure. As part of the solution, Nordea together with IBM formed a single-purpose joint venture, Nordic Processor AB, which employs about 900 employees transferred from Nordea. Nordic Processor was effective from 1 November 2003. By this partnership Nordea can speed up the consolidation of the IT production processes. A number of technological platforms will be consolidated into one location, and networks and desktops will be standardised. IBM will deploy an environment that automates many tasks associated with key IT functions, such as resource provisioning, asset tracking, workflow scheduling, and real-time infrastructure monitoring.

Changed business model for investment banking
In May, Nordea changed the business model for its investment banking activities. Equities and Corporate Finance were separated to underpin research independence and to increase cooperation within Corporate and Institutional Banking to leverage its leading Nordic market position.

Equities operations became a unit within Markets while Corporate Finance became an independent unit within the Corporate Banking Division. The integration affected Nordea Securities' operations in all four Nordic countries and the change of business model was in principle implemented by year-end.

The changed business model enabled further streamlining of operations and sharing of fixed costs.

Comments to the operational Income statement

Result summary 2003
In 2003, Nordea's financial performance improved and tangible results were delivered on the four short-term top priorities identified in the autumn of 2002. Earnings volatility was reduced and income was maintained at a stable level despite alltime low post-war short-term interest rates. A culture of strict cost management has grown in the organisation and costs in 2003 were well within the stated target of unchanged costs compared to 2002. Capital efficiency was strengthened and loan losses occurred mainly in one single industry. The credit portfolio is considered to have a good overall quality.

Operating profit was up by 17% in 2003 compared to 2002 reflecting stable income, reduced total expenses, increased loan losses, a sharply improved operating profit from insurance activities as well as stronger investment earnings, banking.

Earnings per share were EUR 0.51 compared to EUR 0.30 in 2002 and return on equity (excluding goodwill) was 16.7% compared to 11.3% in 2002. Adjusted for the positive tax contribution in the third quarter and the negative impact of real estate write-downs at year-end, earnings per share were EUR 0.43 and return on equity 14.5% (excluding goodwill).

Income
Strong sales efforts contributed to increased business volumes and maintained income level despite difficult markets in 2003. Total income was EUR 5,639m, 1% lower than in 2002. Adjusted for currency fluctuations, total income increased marginally.

Net interest income was EUR 3,366m in 2003, down by 2% compared to 2002. Total lending was unchanged at EUR 146bn. The underlying volume growth was 3% when adjusting for currency fluctuations. Lending to personal customers increased by 12% reflecting strong demand for mortgages. On-balance sheet lending to corporate customers decreased, but margins improved. Deposits were EUR 96bn, an increase of 2% compared to the end of 2002.

Falling interest rates had a negative impact especially on deposit margins in the retail sector throughout the year. Active management of the interest rate exposure did, however, reduce the negative effect on net interest income in the second half of the year, by EUR 10m–15m per quarter. The effect is expected to be reduced from and including the second quarter in 2004.

Net commission income was down slightly at EUR 1,486m compared to EUR 1,535m in 2002. Brokerage was down by EUR 67m as a result of reduced stock market turnover, particularly in Finland, and restructuring of the brokerage business leading to reduced revenues, but improved profitability. The reduction was partly compensated by improved commissions from asset management, which grew by EUR 17m to EUR 467m as a result of strong net sales and gradually improving equity markets during the year. Commissions from payments also continued to grow, increasing by EUR 40m to EUR 764m. Household payment transactions increased by 10% in 2003 reflecting a strong growth in the number of card and internet transactions, as well as a reduced number of manual transactions.

Trading income increased from EUR 530m in 2002 to EUR 567m in 2003, reflecting the further strengthening of Nordea's position as a leading provider of derivatives and debt-capital market services.

Other income increased by EUR 66m to EUR 220m. In 2003, Nordea undertook a number of divestments in line with its strategy to focus on core business. This resulted in several non-recurring gains, which increased other income.

Expenses
Expenses were EUR 3,673m, a decrease by EUR 72m, or 2% in 2003. Total costs were well within the target of flat costs compared to 2002, even when including EUR 46m reservation for profit-sharing schemes. The process of reducing complexity, including centralisation and consolidation of back-office processes, and rationalisation on a cross-Nordic basis has contributed to the decrease.

Underlying expenses decreased by approx. 6% when adjusting for acquired business in Poland, increased variable salaries and restructuring costs. Total costs in 2003 included acquired business in Poland and reservation for profit-sharing, which were not included in 2002, as well as higher restructuring costs and higher variable salaries than in 2002. The effect of currency fluctuations has also been taken into account, when determining the underlying cost development.

Personnel expenses were EUR 2,101m in 2003, an increase by 1%. Underlying personnel expenses decreased by 2% when adjusting for acquired business in Poland, increased variable salaries and restructuring costs.

The number of employees was reduced by 3,584 to 33,978 of which approx. 900 as a result of the joint venture with IBM and approx. 500 as a result of the sale of the Finnish real estate brokerage business.

Reservation for profit-sharing amounted to EUR 46m. In 2002, no cost under Nordea's profit-sharing schemes arose.

Other expenses were EUR 1,526m, a decrease by 8% compared to 2002, reflecting a generally strengthened cost management culture in the Group. IT development costs were reduced by approx. 20%.

The cost/income ratio was 63% (64%). Excluding reservations for profit-sharing, the cost/income ratio was 62%.

Loan losses
The Group's continuous concentration on Nordic customers has helped to maintain the credit quality at a satisfactory level and the overall quality of the portfolio is good. Loan losses were EUR 102m higher than last year, primarily reflecting the weakness in parts of the Norwegian Retail Banking portfolio. Loan losses corresponded to 0.25% of total loans and guarantees.

Investment earnings, banking
Investment earnings increased by EUR 48m to EUR 170m in 2003 following gains on the fixed income portfolio in the first half of the year and on the equity portfolios in the second half of 2003.

Life insurance
Profit from Life insurance improved to EUR 149m from EUR 2m in 2002 mainly reflecting the gradual implementation of the changed business model in Life. This model has been a key element in reducing the overall volatility in Nordea's earnings in 2003.

General insurance
In 2002, a loss of EUR 122m was generated in the general insurance activities that were sold in that year.

Real estate write-downs
Nordea has previously been one of the largest real estate owners in the Nordic region. In accordance with the strategy to focus on core business and increase capital efficiency it was decided to reduce the Group's real estate exposure and initiate a real estate disposal programme. This has resulted in the divestment of Nordea's residential property and owner-occupied properties in Denmark, the sale of the shares in Nordisk Renting and Citycon, and the agreement in December last year whereby Nordea sold 97 properties in Finland, Norway and Sweden comprising primarily larger regional offices and traditional branch offices.

A net write-down of EUR 115m related to this ongoing process materialised in the year-end accounts. The net financial effect of recent and ongoing real estate disposals is expected to be a gain of approx. EUR 200m as a result of the write-down of EUR 115m and an expected gain of approx. EUR 300m in 2004.

Net profit

Net profit increased by 68% to EUR 1,490m reflecting the improvement in operating profit, the positive tax contribution in the third quarter, last year's allocation to pension foundations as well as the impact of the real estate write-downs in the fourth quarter 2003.

Financial structure

The balance sheet has during 2003 grown with EUR 12bn, or approx. 5%. All balance sheet items in foreign currencies are translated to EUR at the actual year-end currency exchange rates. See Note 1 for more information regarding accounting policies.

Assets

Treasury bills and other eligible bills
Treasury bills and other eligible bills increased by approx. EUR 4bn, reflecting an increased liquidity buffer compared to the end of 2002.

Loans and advances to credit institutions
Loans and advances to credit institutions increased by approx. EUR 5bn, reflecting a higher activity level in the Markets division primarily in the form of short-term loans.

Lending
Lending is unchanged compared to last year-end. The effect of weaker NOK and USD compared to last year-end reduced lending approx. EUR 5bn. Adjusted for this the underlying loan growth was approx. 2%.

Other assets, banking
Derivatives are disclosed gross in the balance sheet. A net present value is calculated on each transaction. If the value is positive the transaction is booked as an asset and vice versa, see note 1, 31, 37, 45 and 47 for more information. The net present values are directly linked to changes in interest and/or currency rates during the life of the contracts. The growth in Markets activities has led to a higher booked value on the outstanding derivatives contracts. An increase of approx. EUR 5bn compared to 2002 is related to both new transactions and changes in interest and currency rates during the year. The value of derivative contracts is disclosed within the lines "Other assets, banking" and "Other liabilities, banking".

Tangible assets
Tangible assets, which include properties, decreased more than EUR 1bn during the year as a result of the divestment program for real estate.

Liabilities

Deposits by credit institutions
During the year the deposits has grown with approx. EUR 3bn. The growth stems from increases in all types of relevant debt instruments.

Deposits and borrowings from the public
Deposits and borrowings from the public increased by approx. 2bn.

The underlying growth in deposits was approx. EUR 3bn when excluding currency effects. The growth mainly stems from increased volumes in Finland and Denmark.

Debt securities in issue etc
Debt securities in issue increased by approx. EUR 3bn. The issued securities mainly comprise short-term debt instruments with maturity below one year. The change is mainly reflecting the duration in the mortgage loan portfolio which resulted in an increase of bonds with a maturity of one to five years.

Other liabilities, banking
See text on Other assets, banking above.

Repurchase of own shares

Following the authorisation from the Annual General Meeting on 24 April 2003, the Board of Directors of Nordea AB (publ) on 29 October 2003 decided to repurchase a maximum of 145 million of its own shares (equivalent to approximately 5% of the total number of shares in the company).

Up to 30 December 2003 Nordea Bank AB (publ) repurchased 81,608,500 of its own shares. The shares were purchased at an average price of SEK 50.40.

Share capital

The General Meeting in 2003 decided to reduce the share capital by EUR 22,593,410.56. After the reduction the share capital amounted to EUR 1,160,460,823.12. The reduction was implemented through retirement, without repayment, of the 57,008,000 shares that were repurchased and held by Nordea.

All shares in Nordea have voting rights, with each share entitled to one vote at General Meetings. Nordea Bank AB (publ) is not entitled to vote for own shares at General Meetings.

There are no outstanding convertible bond loans or staff/management options in Nordea.

The Nordea share

During 2003 the share price of Nordea appreciated by 41% on the Stockholm Stock Exchange from SEK 38.40 on 30 December 2002 to SEK 54.00 on 30 December 2003. Total shareholder return (TSR) during year 2003 was 47.9%. The calculation of TSR is based on the share price development during the year, assuming the dividend of EUR 0.23 per share is reinvested in Nordea shares.

Shareholders

With approximately 503,000 registered shareholders at 31 December 2003, Nordea has one of the largest shareholder bases of all Nordic companies. The number of Nordea shareholders registered in Denmark is approximately 211,000, in Finland 207,000 and in Sweden 85,000. See note 51 for detailed information.

Proposed dividend

The Board of Directors has proposed to the AGM a dividend of EUR 0.25 per share, corresponding to a pay out ratio of 48% of net profit. This represents an increase of 9%, or EUR 0.02 per share.

The proposed record date for the dividend is 5 April 2004, and dividend payments are scheduled to be made on 14 April. The ex-dividend date for the Nordea share is 1 April.

The dividend is denominated in EUR, however payments are normally made in the local currency of the country where the shares are registered. Dividend payments can also be made in EUR if the shareholder has a EUR account registered with the securities registers.

Rating

See page 87 for information on the Ratings of the Nordea Group.

Personnel

The average number of employees in the Group was reduced by 11% or 4,221 employees to 33,101.

Personnel expenses and the division between countries and sex are disclosed in note 9.

Incentive schemes

A full description of the incentive schemes in Nordea can be found on page 17. In 2003, reservations for profit sharing amounted to EUR 46m.

Legal proceedings

Nordea Bank AB (publ) is not subject to any major legal proceedings. Within the framework of the normal business operations, the Group faces a number of claims in lawsuits and other disputes, most of which involve relatively limited amounts. None of these disputes is considered likely to have any significant adverse effect on the Group or its financial position.

In the legal proceedings between Yggdrasil AB and Nordea Bank Sverige AB (publ), described in detail in previous Annual Reports, the Stockholm District Court dismissed Yggdrasil's claim in 1998. Yggdrasil made an appeal to the Court of Appeal, which dismissed Yggdrasil's claim in 2002. The Supreme Court dismissed Yggdrasil's petition for a leave of appeal on 10 February 2003.

Important events after 31 December 2003

The ongoing sale of Nordea's remaining portfolio of central business district properties is progressing, and a letter of intent has been signed with a prospective buyer. In addition, Nordea has sold further properties in Finland.

The properties sold in the beginning of 2004 primarily consist of a number of single office buildings in Finland, including buildings in Espoo containing part of Nordea's IT centre, the former Finnish head office building in central Helsinki, and other owner-occupied properties as well as investment properties. The properties have been sold to Catella Investments, Varma Mutual Pension Insurance and Nordea Bank Finland's pension fund.

IAS implementation and financial implications

As other listed companies within the EU, Nordea will move to International Financial Reporting Standards (IFRS) as basis for the Group's accounting policies when preparing the consolidated financial statements for 2005.

For 2003 and for 2004 the Group's annual accounts are and will be prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies, the regulations of the Swedish Financial Supervision

Authority and the recommendations of the Swedish Financial Standards Council.

Except for IAS 39 and the major part of the ongoing improvements and convergences to be included into the International Financial Reporting Standards to be used in 2005, the present Swedish rules have been regularly updated to be in line with the IAS/ IFRS except for some minor issues.

In Nordea the preparation of the transition to IAS/ IFRS is organised in a project under three themes :

- guidelines, i.e. the development of Nordea accounting policies for the Group,
- education, i.e. building new competencies with accounting and controlling units.
- production, i.e. implementing the changes in the production flows of the consolidated financial statements, and

The adjustments to be included in the Nordea accounting policies in 2005, includes a unified measurement of insurance contract at market value, a line-by-line consolidation of the Life insurance Group and other non-fully consolidated holdings, and implications of the final version of IFRS 32 and 39 on financial instruments.

The International Accounting Standards Board IASB has indicated that the standards to be used in 2005 should be final at the end of the first quarter 2004. Nordea expects to participate in an ongoing alignment process of the more detailed implementation of the standards into the accounting policies of the European financial sector. This alignment process is expected to go beyond 2005.

Financial implications

The new accounting standard for pension commitments (IAS 19) takes effect from the beginning of 2004.

IAS 19 will entail changes in how certain pension obligations are calculated and reported. The impact on the Group's net result will be more or less unchanged compared to the current situation. A reduction of shareholders' equity of EUR 183m was effective as of 1 January 2004, reducing the Tier 1 and total capital ratio by approx. 0.15% points. See note 39 for more information.

Outlook

Economic growth is expected to increase in the Nordic region in 2004. Continued growth is expected in private consumption. International demand is expected to increase, and will influence export industries positively. An increase in short-term interest rates is not expected until late this year, at the earliest.

Based on the expected growth, the outlook for increased revenues is positive, although at a moderate level. A moderate increase in overall business volumes is expected, primarily stemming from the household sector. Higher business volumes are expected to compensate for generally depressed margins in the current low interest rate environment. Nordea expects to benefit if short-term interest rates should increase during the year. To a certain extent, the Group's income also depends on the development in the capital markets.

A sharp attention on cost management will be maintained also going forward. Based on the progress on cost management in 2003, combined with ongoing efforts to further centralise and unify production processes and reduce complexity, total costs in 2004 are expected to be unchanged compared to reported costs in 2003, when excluding costs related to profit-sharing schemes in both years. This means that the cost ambition has been increased compared to previously communicated targets.

The credit portfolio is considered to have a good quality at a stable level. Based on the overall quality of the credit portfolio and the present economic outlook for the Nordic countries, Nordea has no reason to believe that the loan loss ratio will exceed the level experienced in 2003.

Annual General Meeting

The Annual General Meeting of shareholders will be held on Wednesday 31 March 2004 in Aula Magna, Stockholm University at 2.00 pm (CET) with the possibility to participate through telecommunication, in Espoo at 3.00 pm Finnish time at Dipoli and in Copenhagen at 2.00 pm (CET) in Bella Center.

Corporate governance in Nordea follows generally adopted principles and is based on effective interaction between the shareholders and the Board of Directors and between the Board and the Group Executive Management (GEM). A high degree of transparency is maintained in respect of the Group based on correct, relevant and timely information.

Corporate governance

Nordea Board of Directors

According to the Articles of Association of Nordea Bank AB (publ) the Board of Directors of the company shall consist of at least six and not more than fifteen members, elected by shareholders at the Annual General Meeting (AGM). The mandate for the Board members extends over a period of two years, with half the number of Board members being elected each year. The Board of Directors is proposing that the 2004 AGM resolves to adjust the Articles of Association in this respect and that the mandate period should be one year.

Members of the Board

The Board consists of the following members elected by the shareholders:

Hans Dalborg, chairman
Timo Peltola, vice chairman
Kjell Aamot
Harald Arnkværn
Gunnel Duveblad
Birgitta Kantola
Claus Høeg Madsen
Bernt Magnusson
Lars G Nordström
Jørgen Høeg Pedersen
Maija Torkko

The Board further comprises the following members elected by the employees, one of whom is a deputy member:

Bertel Finskas (deputy 24 April 2003 – 31 October 2003)
Liv Haug (deputy 1 November 2002 – 24 April 2003 and 1 November 2003 – 30 April 2004)
Kent Petersen (from 24 April 2003)
Rauni Söderlund (from 24 April 2003)

Hans Dalborg, Kjell Aamot, Bernt Magnusson, Jørgen Høeg Pedersen and Maija Torkko are elected Board members until the AGM 2004. At the 2003 AGM Harald Arnkværn, Claus Høeg Madsen and Timo Peltola were re-elected as Board members for a period of two years. Dan Andersson and Edward Andersson declined re-election. At the same meeting Gunnel Duveblad, Birgitta Kantola and Lars G Nordström were elected new members of the Board for a period of two years.

Lene Haulrik and Kaija Roukala-Hyvärinen were Board members appointed by the employees organisations until 24 April 2003.

Nordea complies with applicable rules regarding the composition of the Board in respect of independence, including having only one Board member, CEO Lars G Nordström, working in an operative capacity in the Company.

The work of the Board of Directors follows an annual plan. The statutory meeting following the AGM appoints the Chairman, vice Chairman as well as Board Committee members and adopts the Rules of Procedures for the Board of Directors. The Rules of Procedures contain inter alia rules pertaining to the areas of responsibility of the Board, the number of meetings, documentation and rules regarding conflicts of interest. Furthermore, the Board of Directors adopts Instructions for the Chief Executive Officer specifying the CEO responsibilities as well as other policies, instructions and guidelines for the operations.

During the year the Board reviews the strategy (including targets), the financial position and development and risks on a regular basis. The Board of Directors held 14 plenary meetings during 2003, one of which per capsulam. The average attendance at the Board meetings was 95%.

The Board of Directors annually carries out a self-assessment process, through which the performance and the work of the Board is thoroughly evaluated and discussed by the Board.

An established principle in Nordea is that the members of the Board of Directors, elected by the shareholders, in addition to working in plenary meetings, shall conduct their responsibilities through separate working committees. The duties of the Board Committees, as well as working procedures are defined in specific instructions adopted by the Board. Each Committee shall regularly report on its work to the Board.

Board Committees

The Audit Committee assists the Board in fulfilling its oversight responsibilities by reviewing the external auditors comments on the Group's annual financial statement as well as the systems of internal control established by the Board, the CEO and the GEM, and the audit processes.

The Committee is further responsible for the guidance and evaluation of the Internal Audit Activity. During 2003 the Committee comprised Board members Harald Arnkværn (Chairman), Claus Høeg Madsen and Maija Torkko. Co-opted members were Lars G Nordström and Dag Andresen, Chief Audit Executive (CAE). The Audit Committee held five meetings during 2003.

The Credit Committee monitors adherence to the established credit policies within the Nordea Group and evaluates the overall quality of the credit portfolio. During 2003 the Committee comprised Board members Hans Dalborg (Chairman), Edward Andersson (up to AGM 2003), Harald Arnkværn, Birgitta Kantola (from AGM 2003), Bernt Magnusson, Lars G Nordström and Jørgen Høeg Pedersen. Carl-Johan Granvik, head of Group Credit and Risk Control, was a co-opted member. The Credit Committee held five meetings during 2003.

The Remuneration Committee (previously named Remuneration and Human Resource Committee) is responsible for remuneration issues regarding Executive Management within the Nordea Group. The Committee prepares and presents proposals to the Board of Directors regarding the CEO's and CAE's terms of employment. The CEO also consults with the Committee regarding the terms of employment of the members of the GEM. The Committee prepares alterations to salary levels for the GEM as a whole for resolution by the Board. The Committee shall also prepare questions regarding altered pension terms and conditions for GEM as a whole and amendments in principle to contract terms and conditions for resolution by the Group Board of Directors.

During 2003, the Committee comprised Board members Hans Dalborg (Chairman), Kjell Aamot, Gunnel Duveblad (from AGM 2003), Lene Haulrik (up to AGM 2003), Lars G Nordström and Timo Peltola. The CEO does not participate in deliberations on his own terms of employment. The Remuneration Committee held seven meetings during 2003.

Nomination process

According to the Articles of Association of Nordea Bank AB (publ) when electing Board of Directors, it is intended that the Board, as a whole, for its operations, possesses the requisite knowledge and experience of the civic, business and cultural conditions prevailing in the regions and market areas in which the Group's principal operations are conducted.

The 2003 AGM decided to establish a nomination committee for a period up to the end of the next AGM. The purpose of the nomination committee is to put forward proposals for decisions on election of Board members and/or Auditors as well as remuneration to the aforementioned to the next General Meeting where such resolutions are to be made.

The nomination committee shall, according to the AGM resolution, comprise the chairman of the Board and a minimum of three and a maximum of five additional members. The committee shall elect chairman of the committee amongst its members. The three shareholders, with the largest holdings in the Company are entitled to appoint one member each. In addition, the chairman and the three other members are entitled to appoint a further one or two members for the purpose of promoting a composition of the committee that as far as possible reflects the overall distribution of shares in Nordea. Committee members may not be employed by the Nordea Group. The committee is established based on known holdings as per 30 September 2003. In addition, the AGM resolution also includes rules pertaining to a situation in which a shareholder abstains from the right to appoint a member of the committee or if a shareholder, that has appointed a member, should no longer be entitled thereto.

According to the AGM resolution a member of the committee may be compensated for expenses for the assignment. Furthermore, the committee may pay a consideration to a member who is appointed by the committee and who does not represent his och her employer. The committee may engage an external consultant at the Company's expense.

The three shareholders with the largest holdings in the Company as per 30 September 2003 appointed the following members: the Swedish Government appointed Eva Halvarsson, Alecta pensionsförsäkring appointed Staffan Grefbäck and Nordea Danmark-fonden appointed Povl Høier. The committee elected Eva Halvarsson chairman of the committee. Furthermore, the committee in order to reflect the distribution of shares in Finland decided to appoint one additional member – Juha Rantanen. The composition of the committee was made public on the 29th of October 2003.

The proposals of the committee will be presented to the Shareholders in the notice of the 2004 AGM and a report on the work of the committee, including explanation for proposals, will be held available to the Shareholders at the Company no later than two weeks prior to the AGM.

Voting rights

All shares in Nordea carry voting rights, with each share entitled to one vote at General Meetings. Nordea Bank AB (publ) is not entitled to vote for own shares at General Meetings.

Compensation system for CEO and Group Executive Management

The remuneration for the CEO and other members of GEM consists of fixed and variable salary. Variable salary outcomes are determined by a combination of Group performance in relation to a predetermined level of return on equity and the attainment of personal objectives approved at the outset of the year. Variable salary outcomes can reach a maximum of 47% of fixed salary, including incentive schemes with respect to both 2003 and 2004.

Regarding the CEO's fixed and variable salary, as well as his retirement benefits and other contractual terms and conditions, the Remuneration

Committee presents proposals to the Board, where decisions are made. The Committee also prepares alterations in salary levels for GEM as a whole, as well as alterations in retirement benefits, contract terms and conditions, for resolution by the Board. Fixed and variable salaries, as well as retirement benefits, terms and conditions, for individual members of GEM are determined by the CEO, following consultation with the Remuneration Committee.

Incentive schemes in Nordea

In 2003 the CEO and other members of GEM participated in a "temporary variable salary" programme, together with some 350 other managers of the Group, decided by the Board of Directors. The performance conditions of the programme relate to the creation of "economic profit" compared to a predetermined level and to the comparison with the return on equity achievements of a predefined peer-group of financial institutions. A potential pay-out under the scheme is limited to 12% of the participant's salary.

The present profit-sharing schemes covering all employees are based on return on equity.

The Board of Directors on 19 February 2003 resolved to implement a temporary profit-sharing scheme for 2003 for all employees, in addition to ordinary profit-sharing schemes. The incentive scheme is based on fulfilment of certain performance criteria related to economic profit and return on equity.

In 2003, a total of EUR 46m was provided for under Nordea's profit-sharing schemes. Of this, EUR 19m was provided for under the ordinary profit sharing-scheme to all employees, corresponding to a pay out of 35% of the maximum amount. EUR 21m was provided for under the temporary profit-sharing scheme for all employees. In addition, EUR 6m was provided for under the temporary variable salary scheme for 350 managers.

Nordea's Board of Directors has decided to combine and replace old and temporary profit-sharing programmes for employees. At the same time an executive incentive programme for managers will replace the temporary system from 2003. The performance criteria reflect internal goals as well as benchmarking with competitors. Both programmes are cash-based and capped.

Employees can get a maximum of EUR 2,800, of which EUR 2,000 is based on a pre-determined level of return on equity and an additional EUR 800 based on Nordea's relative performance compared to a Nordic peer group as measured by return on equity (excluding goodwill). If all performance criteria are met, the cost of the programme will amount to a maximum of EUR 92m.

The executive incentive programme comprises some 350 managers in Nordea. The performance criteria include Economic Profit and Nordea's relative performance compared to the Nordic peer group as measured by return on equity (excluding goodwill). Managers could receive up to a maximum of 12% of one year's basic salary if requirements are fulfilled. The maximum cost of the programme will amount to EUR 8m.

Presently, no remuneration schemes based on the value of the Company's shares exist within Nordea.

Auditors

According to the Articles of Association of Nordea Bank AB (publ) one or two auditors shall be elected by the General Meeting of shareholders for a term of four years. At the AGM 1999 KPMG Bohlins AB was elected auditor for a period up to the end of the AGM 2003.

The Board of Directors during 2002 decided to carry out a tender process for Financial Audit Services. The Audit Committee was responsible for the tender process. In order to comply with best practice in this matter, the Audit Committee applied the recently issued Practice Advisory from The Institute of Internal Auditors, Inc as a model for the tender process. After due evaluation of the offers tendered the Board of Directors decided to recommend to the AGM to re-elect KPMG Bohlins AB auditor for a period of four years.

KPMG Bohlins AB were re-elected auditors at the AGM 2003 for the time period up to the end of the AGM 2007.

Being exposed to risk is inherent in providing financial services, and Nordea assumes a variety of risks in its ordinary business activities, the most significant being credit risk related to lending. Management of risk is one of the key success factors in the financial services industry and Nordea has clearly defined policies and instructions for risk management.

Risk management

Nordea aims at an overall balanced risk-taking in order to enhance shareholder value. Economic Capital is allocated to the business areas and is included in the calculation of Economic Profit, which is a key performance indicator in the Group. During 2003 the measurement of Economic Capital and Expected Losses have been further refined.

Risk management principles and control

The Board of Directors of Nordea has the ultimate responsibility for limiting and monitoring the Group's risk exposure. Risks in Nordea are measured and reported according to common principles and policies approved by the Board.

The Board has set the following operative targets:

- The average loan loss provisions over a business cycle should not exceed 0.40% of the loan and guarantee portfolio.
- Investment risk (market risk related to investment activities) should not lead to an accumulated loss in investment earnings exceeding one quarter's normalised earnings at any time in a calendar year.
- Operational risk must be kept within manageable limits at reasonable costs.

The Board of Directors decides on policies for credit, market, liquidity and operational risk management as well as the credit instruction. Furthermore, the Board of Directors decides on powers-to-act for credit committees at different levels within the business areas in Nordea. The authorisations vary for different decision-making levels mainly in terms of size of limits, and are also dependent on the internal rating of customers. The Board's Credit Committee monitors the development of the credit portfolio including industry and major customer limits.

The Board of Directors decides on the limits for the market and liquidity risk in the Group.

On behalf of the Group CEO, Group Executive Management has the responsibility for risk management and reviews regular reports on risk exposures. In addition, the following committees for risk management have been established by the Group Executive Management:

- Asset and Liability Management Committee (ALCO) has the overall responsibility for the asset and liability management in the Group. The Group's CEO is the chairman of ALCO. ALCO decides the Group limits and policy for managing the structural interest income risk (SIIR). In addition, ALCO decides the allocation of the market risk limits to business areas. The limits for the business areas are set in accordance with the business strategies and are as a minimum reviewed annually. The heads of the business areas allocate the ALCO limits within the business area and may introduce more detailed limits and other risk reducing features such as stop-loss rules.
- Executive Credit Committees (Corporate and Retail) decide on major credit limits and industry policies for the Group. Chairman of Executive Credit Committees is the Chief Risk Officer (CRO), who also is a member of Group Executive Management. Credit risk limits are decided by the use of individual limits for each customer group and by means of industry limits. Other credit limits, which are not decided by the Executive Credit Committees, are decided by decision-making authorities on different levels (see figure). The responsibility for credit exposure is assigned to a customer responsible unit. Each customer is assigned a rating in accordance with the Nordea framework for quantification of credit risk.
- The Risk Committee monitors developments of risks on aggregated level. Chairman of the Risk Committee is the CRO, who also is the head of Group Credit and Risk Control.

Credit decision-making structure



Nordea – Board of Directors/Board Credit Committee
Policy matters/Monitoring/Instructions
Nordea Bank Denmark Board of Directors
Nordea Bank Finland Board of Directors
Nordea Bank Norway Board of Directors
Nordea Bank Sweden Board of Directors
Executive Credit Committee Retail
Executive Credit Committee Corporate
Retail Country Credit Committee
Corporate Banking Division
International and Shipping Division
Financial Institutions Division
Regional Bank Decision-making Authority
Credit Committee
Credit Committee
Credit Committee
Region Decision-making Authority
Branch Decision-making Authority

Group Credit and Risk Control is responsible for the risk management framework. The framework consists of policies, instructions and guidelines, and is applicable for the Group. For SIIR and liquidity risk, the framework is developed in co-operation with Group Treasury, which is responsible for the asset and liability management and for the allocation of liquidity risk limits to business areas.

Each business area is primarily responsible for managing the risks in their operations, including identification, control and reporting. In addition Group Credit and Risk Control monitors the risks on Group level.

Credit risk

Credit risk is defined as the risk that counterparties of Nordea fail to fulfil their agreed obligations and that the pledged collateral does not cover Nordea's claims.

The credit risks in Nordea arise mainly from various forms of lending, but also from guarantees and documentary credits. Furthermore, credit risk includes country risk, settlement risk and credit risk in financial instruments such as derivatives.

The credit risk in derivative contracts is the risk that Nordea's counterpart in the contract defaults prior to maturity of the contract and that Nordea at that time has a claim on the counterpart under the contract. Settlement risk is the risk of losing the principal of a financial instrument if a counterparty defaults during the settlement process.

Country risk is a credit risk attributable to the transfer of money from a country and is affected by changes in the economic and political situation of countries.

The responsibility for credit risk lies with the customer responsible unit, which on an ongoing basis assesses the customer's ability to fulfil its commitment and identifies deviations from agreed conditions and weaknesses in customer performance. Environmental risks on corporate customers are assessed through a process called Environmental Risk Assessment Tool, which has been developed within the bank. The control of credit risk on Group level is performed by Group Credit and Risk Control.

If weaknesses are identified in a customer exposure, resulting exposure is given special attention in terms of review of the risk. In addition to the continuous monitoring, an action plan is established outlining how to minimise a potential credit loss. If necessary, a special team is set up to support the customer responsible unit.

If a loss is probable for an exposure, it is recognised as impaired and a provision is made. The size of the provision is equal to the estimated loss considering the remaining repayment capacity, value of pledged collateral and other repayment sources during a work out process. Impaired exposures could be either performing or non-performing. Impaired is equivalent to default when measuring default probability.

Weak and impaired exposures are reviewed on a quarterly basis in terms of current performance, business outlook, future debt service capacity and the possible need for provisions.

Measurement methods

Over the last few years the main focus has been to complete the Nordea framework for quantification of credit risk. The key drivers of this work have been the introduction of economic profit (EP) as a key performance indicator and the New Basel Capital Accord.

Rating and scoring

The very core of the Nordea framework is the internal rating and credit-scoring models. The common denominator of all the rating/scoring models is the ability to rank order and predict default.

The scale for corporate rating models consists of 18 repayment ability grades. It is a falling scale with grade 6+ representing the highest repayment ability, i.e. the lowest probability of default, and rating grade 1– representing the lowest repayment ability. Rating grade 4– and better is comparable to investment grade as defined by external rating agencies such as Moody's and S&P. Grade 2+ to 1– are considered as weak, and require special attention. In addition there are 3 rating grades for defaulted counterparts.

When rating medium sized and large corporates, Nordea uses an overall corporate rating framework, based on a combination of financial and qualitative factors. To ensure that the model predicts default correctly for customers with different characteristics, adjustments have been made for corporate size and specific industry segments (such as real estate, shipping, financial institutions etc.).

For the retail segment (household and small business) Nordea uses credit-scoring models for the main part of the portfolio. For the bank and country segments there is an expert based rating model, which takes into account financial ratios, the likelihood of support, operating environment and country risk.

In 2003, an internal validation process was initiated, with the purpose of proving that Nordea's rating models, procedures and systems are accurate, consistent and have a high predictability of default. The ongoing validation also captures the assessment of the relevant risk factors as well as the comparison of actual default frequencies with the expected probabilities of default.

Quantification of credit risk

The most important inputs when measuring the credit risk are the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD). The inputs are used to quantify expected losses and Economic Capital for credit risk, which both are used in the calculation of Economic Profit. In Nordea default is defined in compliance with the anticipated reference definition of the New Basel Capital Accord.

Definition of Expected Loss (EL):

The EL is the normalised loss rate calculated based on the current portfolio. EL is measured using the formula, EL = PD x LGD x EAD, where

- PD is a measure of the probability that the counterparty will default,
- LGD is a measure of how much is expected to be lost in the event of default and
- EAD is a measure of the expected exposure in the event of default.

The PD is the most important parameter when measuring credit risk. In general historical losses are used to calibrate the PDs attached to each rating grade. For some segments the PDs are based on mapping from external rating models. LGD is measured taking into account the collateral coverage of the exposure, the counterpart's balance-sheet components, and the presence of any structural support. Also LGD is estimated using internal historical losses where applicable. Where data is missing a combination of benchmarks and expert input is used. EAD is for many products equal to the outstanding exposure but for some products, such as credit lines and derivative contracts, the EAD can be higher than the outstanding exposure. The set up for EAD estimation is similar to that for LGD.

Nordea measures Economic Capital for credit risk with a portfolio model. The EC estimated with the model take diversification effects into account.

As a complement to the ordinary credit risk quantification stress tests are performed. These tests are also a response to the New Basel Capital Accord and will be a component in the capital planning process going forward.

In order to facilitate the estimation of the credit risk parameters as well as perform portfolio analysis on various dimensions a groupwide credit database has been created over the previous years.

Credit risk exposure

(excluding cash and balances at central banks, country risk and settlement risk exposure)

EURm	31 Dec 2003	31 Dec 2002
Loans and advances to credit institutions	29,037	23,496
Lending	145,644	145,740
Unutilised credit commitments etc [1]	56,981	31,001
Guarantees and documentary credits	13,612	15,576
Derivatives [2]	19,791	21,629
Interest-bearing securities issued by public entities	12,016	9,746
Other bonds and other interest-bearing securities	20,001	18,420
Total credit risk exposure	**297,082**	**265,608**

[1] The increase is mainly due to other accounting principles in 2002.
[2] Including current exposure as well as potential future exposure.

Lending, structure of portfolio

EURm	31 Dec 2003	%	31 Dec 2002	%	31 Dec 2001	%
Customer						
Corporate customers	77,875	53.5	85,089	58.4	84,088	61.1
Household customers	64,738	44.4	57,929	39.7	50,716	36.9
Public sector	3,031	2.1	2,722	1.9	2,766	2.0
Total	**145,644**	**100.0**	**145,740**	**100.0**	**137,570**	**100.0**
Lending to corporate customers by industry						
Real estate management	21,191	27.2	22,433	26.4	19,996	23.8
Construction	2,643	3.4	3,041	3.6	2,883	3.4
Agriculture and fishing	4,252	5.5	4,295	5.0	3,682	4.4
Transport	4,364	5.6	3,510	4.1	3,584	4.3
Shipping	3,672	4.7	4,559	5.4	5,581	6.6
Trade and services	8,749	11.2	8,308	9.8	8,675	10.3
Manufacturing	12,457	16.0	13,933	16.4	16,011	19.0
Financial operations	8,325	10.7	9,138	10.7	6,942	8.3
Renting, consulting and other company services	5,739	7.4	8,265	9.7	8,845	10.5
Other companies	6,483	8.3	7,608	8.9	7,890	9.4
Total	**77,875**	**100.0**	**85,089**	**100.0**	**84,088**	**100.0**
Lending to corporate customers by size of loan						
EURm						
0–10	36,775	47.2	30,769	36.1		
10–50	20,883	26.8	21,212	25.0		
50–100	7,387	9.5	9,657	11.3		
100–250	6,870	8.8	10,427	12.3		
250–500	2,653	3.4	5,410	6.4		
500–	3,307	4.2	7,614	8.9		
Total	**77,875**	**100.0**	**85,089**	**100.0**		
Lending to household customers						
Mortgage loans	48,904	75.5	43,602	75.3	38,895	76.7
Consumer loans	15,834	24.5	14,327	24.7	11,821	23.3
Total	**64,738**	**100.0**	**57,929**	**100.0**	**50,716**	**100.0**

Credit risk analysis

The credit risk exposure is measured and presented as the principle amount of claims or potential claims on customers and counterparties net after reserves. It consists of the on-balance-sheet and off-balance-sheet items, which carry credit risk.

The largest item is lending, which in 2003 was almost unchanged with an underlying increase of 2%, which was neutralised by exchange rate effects. As lending to corporate customers decreased by 8% and lending to household customers increased by 12%, the portion of lending to corporate customers decreased to 54% (58%) of the total lending portfolio.

Loans to credit institutions, mainly in the form of interbank deposits, amounted to EUR 29.0bn at the end of 2003 (EUR 23.5bn). Of these loans, less than 10% was to banks outside OECD.

Lending to corporate customers

The main increases in the portfolio could be seen in the sectors: "Transport" and "Trade and services". Decreases were mainly seen in "Manufacturing", "Construction", "Shipping" and "Renting, consulting and other company services". In shipping the decrease was mainly due to exchange rate effects.

Real estate management remains the largest industry sector in Nordea's lending portfolio, with EUR 21.2bn. Relatively large and financially strong companies dominate the portfolio, with 64% of the lending in rating grades 4– and higher. There is a high level of collateral coverage, especially for exposures, which fall into lower rating grades (3+ or lower). In these rating grades the average collateral coverage is around 80%. EUR 10.1bn, or around half of the lending to real estate management is to companies in Sweden. Close to half of the lending is to companies managing residential real estate.

The shipping exposure of EUR 5.6bn (EUR 6.0bn), of which EUR 4.9bn is utilised consists of a diversified portfolio by type of vessel and has a focus on large industrial players. Of the total exposure, 55% is Nordic customers and 45% is non-Nordic customers. Shipping is the only industry in which Nordea has a global customer strategy. About 64% of the shipping lending is in rating grades 4– or higher.

The fisheries exposure of EUR 2.1bn (EUR 2.4bn), of which EUR 1.8bn is utilised, consists mainly of Norwegian customers. The exposure on fish farming is EUR 0.9bn (EUR 1.0bn). The Norwegian fish farming industry has experienced severe problems the last two years, with high supply and low market prices in combination with a strong Norwegian currency. Due to these problems, slightly more than half of Nordea's net loan losses came from the fisheries industry during 2003.

Rating distribution

The graph below, shows that the rating distribution is concentrated to grades 5 to 3. About 61% (64%) of the exposure is in rating grade 4– or higher.

Lending to household customers

Mortgage loans increased by 12% while consumer loans increased by 11%. The portion of mortgage loans was 76% (75%).

Geographical distribution

Lending distributed by borrower domicile shows that the Nordic market accounts for 92% (90%). Other EU countries represent the main part of the lending outside the Nordic countries. The exposure to emerging markets is limited.

Country risk

The country risk exposure is dominated by China and Brazil. The exposure is trade-related and primarily short-term. Both countries are of great importance for Nordea's Nordic corporate customers. The total country risk reserve at the end of 2003 was EUR 99m (EUR 130m). The reduction of the exposure and the reserve was partly due to the exchange rate effect of a weakened US Dollar.

Impaired loans

An impaired loan is a claim, for which it is probable that payment will not be made in accordance with the contractual terms of the claim. Impaired loans, gross, decreased to EUR 2,649m from EUR 3,260m. Reserves decreased to EUR 1,936m from EUR 2,153m. As a consequence, the ratio of reserves to cover remaining impaired loans, gross, increased to 73% (66%).

Settlement risk

Settlement risk is a type of credit risk that arises during the process of settling a contract or executing a payment. The risk amount is the principal of the transaction, and a loss could occur if a coun-

Utilised exposure distributed by rating grades


%
20
18
16
14
12
10
8
6
4
2
0
6+ 6 6– 5+ 5 5– 4+ 4 4– 3+ 3 3– 2+ 2 2– 1+ 1 1–
Rating categories
2003
2002

Lending to real estate management companies by country

EURbn	31 Dec 2003	%	31 Dec 2002	%	31 Dec 2001	%
Denmark	1.9	9	1.8	8	1.9	9
Finland	4.6	22	4.5	20	3.4	17
Norway	4.2	20	4.8	22	4.0	20
Sweden	10.2	48	11.0	49	10.5	53
Others	0.3	1	0.3	1	0.2	1
Total	**21.2**	**100**	**22.4**	**100**	**20.0**	**100**

Shipping exposure

EURbn	31 Dec 2003	%	31 Dec 2002	%
Crude tankers	0.8	14	0.8	13
Bulk carriers	0.7	12	0.6	10
Product tankers	0.5	9	0.7	12
Chemical tankers	0.5	9	0.5	9
Gas tankers	0.5	8	0.4	7
Cruise and ferries	0.8	14	0.8	14
Others	1.8	34	2.2	35
Total exposure	**5.6**	**100**	**6.0**	**100**
Utilised exposure	4.9		5.2	

Fisheries exposure

EURbn	31 Dec 2003	%	31 Dec 2002	%
Fish farming	0.9	41	1.0	42
Fishing vessels	0.8	36	0.8	33
Fish processing/export	0.5	23	0.6	25
Total exposure	**2.1**	**100**	**2.4**	**100**
Utilised exposure	1.8		2.0	

Mortgage loans to household customers by country[1]

EURm	31 Dec 2003	%	31 Dec 2002	%	31 Dec 2001	%
Denmark	13,780	28	11,737	27	11,167	29
Finland	12,033	25	10,509	24	9,563	24
Norway	7,403	15	7,471	17	5,763	15
Sweden	15,688	32	13,885	32	12,402	32
Total	**48,904**	**100**	**43,602**	**100**	**38,895**	**100**

[1] The Baltic countries are included in the figures for Finland.

Lending by geographical area

EURm	31 Dec 2003	%	31 Dec 2002	%	31 Dec 2001	%
Nordic countries	133,581	91.7	131,721	90.4	121,660	88.4
of which Denmark	38,235		34,240		31,410	
of which Finland	31,000		29,317		27,338	
of which Norway	21,983		24,452		21,197	
of which Sweden	42,337		43,597		41,509	
The Baltic and Poland	1,654	1.1	1,119	0.8	452	0.3
EU countries other	4,709	3.3	6,552	4.5	6,784	4.9
USA	1,584	1.1	2,478	1.7	3,490	2.5
Latin America	1,356	0.9	898	0.6	652	0.5
Asia	740	0.5	920	0.6	1,327	1.0
Other OECD	842	0.6	793	0.5	1,462	1.1
Non-OECD other	1,178	0.8	1,259	0.9	1,744	1.3
Total	**145,644**	**100.0**	**145,740**	**100.0**	**137,570**	**100.0**

Country risk exposure[1]

EURm	31 Dec 2003	31 Dec 2002	31 Dec 2001
Asia	682	725	618
of which China	352	349	278
of which South Korea	114	140	95
Latin America	262	390	535
of which Brazil	140	193	288
Eastern Europe & CIS	48	67	444
Middle East	309	335	382
Africa	47	66	48

[1] Base for the country risk reserve, for 2003 and 2002 defined as all countries excluding A-rated countries according to EIU and excluding Poland and the Baltic countries. Exposure net of ECA guarantees.

Credit risk exposure in derivatives
(after closeout netting)

EURm	Current exposure	Potential future exposure	Total credit risk
Public entities	441	1,050	1,147
Financial institutions	3,423	13,694	15,451
Corporates	1,122	3,044	3,194
Total	**4,986**	**17,788**	**19,791**

terpart should default after Nordea has given irrevocable instructions for a transfer of a principal amount or security, but before receipt of payment or security has been finally confirmed.

The settlement risk on individual counterparts is restricted by settlement risk limits. Each counterpart is assessed in the credit process and clearing agents, correspondent banks and custodians are selected with a view to minimising settlement risk.

Nordea is a shareholder of and participates in the global FX clearing system CLS (Continuous Linked Settlement). In November 2002, Nordea began settling via CLS and since the Scandinavian currencies were included in September 2003, Nordea's settlement risk exposure has been reduced considerably.

Risk in derivatives

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from an underlying asset; interest rates, currencies, equities or commodity prices. The derivative contracts are often OTC-traded, meaning the terms connected to the specific contract are agreed upon on individual terms with the counterpart.

Nordea enters into derivative contracts mainly due to customer needs, both directly and in order to hedge positions that arise through such activities. Furthermore, the Group, through Group Treasury uses interest rate swaps, currency interest rate swaps and other derivatives in its hedging activities of the assets and liabilities on the balance sheet.

The derivative contracts are marked to market on an ongoing basis and, therefore, affect the reported result and also the balance sheet, as assets or liabilities depending on the direction of the market developments. Nordea uses a valuation model for calculating the market value of OTC derivates. The market value is adjusted for the uncertainty associated with the choice of revaluation model and revaluation parameters as well as credit and liquidity risk. Derivatives used for hedging by Group Treasury are booked at acquisition value.

Derivatives affect credit risk, market risk, SIIR and liquidity risk exposures.

The credit risk in derivative contracts is the risk that Nordea's counterpart in the contract defaults prior to maturity of the contract and that Nordea at that time has a claim on the counterparty under the contract. Nordea will then have to replace the contract at the current market rate, which may result in a loss.

The credit risk exposure is treated in the same way as other types of credit risk exposure and is included in customer limits.

The credit risk exposure is measured as the sum of current exposure and potential future exposure. The potential future exposure is an estimation, which reflects possible changes in market values during the remaining lifetime of the individual contract and is measured as the notional amount multiplied by a risk weight.

To reduce the exposure towards single counterparts, risk mitigation techniques are widely used in Nordea. The most common is the use of closeout netting agreements, which allow the bank to net positive and negative replacement values of contracts under the agreement in the event of default of the counterpart. Nordea only performs netting in the calculation of credit risk exposure if the closeout netting agreement is considered to be legally enforceable. In line with the market trend Nordea also mitigates the exposure towards large banks and institutional counterparts by an increasing use of bilateral collateral management arrangements, where collateral is placed or received to cover the current exposure. Another risk mitigation used technique is agreements that enable Nordea to terminate contracts at specific time periods or upon the occurrence of credit-related events.

Market risk

Market price risk is defined as the risk of loss in market value as a result of movements in financial market variables such as interest rates, foreign exchange rates, equity prices and commodity prices. All material portfolios in Nordea are marked to market.

While the interest-rate-price risk is the risk of a loss in the present value of the future cash flows when interest rates change, SIIR is the risk of a fall in the net interest income if market rates rise or fall. The market price risk refers to products with a fixed term, whereas SIIR measures the net interest income sensitivity of the whole balance sheet over a one-year horizon. SIIR is further described in a separate section below.

Nordea is mainly exposed to market risk in its investment portfolios, in particular, in Group Treasury. This risk is managed separately from the market risk relating to customer-driven trading, and market making activities, most notably in Nordea Markets. Furthermore, market risk arises from the mismatch of the market risk exposure on assets and liabilities in Nordea Life and Pension and internally defined benefit pension plans. For all other activities, the basic principle is that market risks are eliminated by matching assets, liabilities and off-balance-sheet items. This is achieved by transactions in Group Treasury.

Impaired loans

EURm 31 Dec 2003	Total	Corporate customers	Household customers
Impaired loans, gross	2,649	2,091	558
Reserves for impaired loans	–1,936	–1,583	–353
Impaired loans, net	713	508	205
Reserves/impaired loans, gross (%)	73.1	75.8	63.0
Impaired loans, net/lending (%)	0.5	0.7	0.3

31 Dec 2002	Total	Corporate customers	Household customers
Impaired loans, gross	3,260	2,664	596
Reserves for impaired loans	–2,153	–1,770	–383
Impaired loans, net	1,107	894	213
Reserves/impaired loans, gross (%)	66.0	66.4	64.2
Impaired loans, net/lending (%)	0.8	1.0	0.4

Impaired loans to corporate customers gross, by industry

EURm	31 Dec 2003	%[1]	31 Dec 2002	%[1]	31 Dec 2001	%[1]
Real estate management	211	1.0	238	1.2	290	1.4
Construction	73	2.8	99	3.2	100	3.5
Agriculture and fishing	259	6.1	430	10.0	98	2.7
Transport	255	5.8	159	4.5	145	4.0
Shipping	73	2.0	123	2.7	205	3.7
Trade and services	222	2.5	300	3.6	346	4.0
Manufacturing	242	1.9	362	2.6	412	2.6
Financial operations	37	0.4	97	0.8	97	1.4
Renting, consulting and other company services	261	4.5	297	3.6	399	4.5
Other companies	458	7.1	559	7.4	401	5.1
Total	**2,091**	**2.7**	**2,664**	**3.1**	**2,493**	**3.0**

[1] of lending to the industry

Distribution of reserves to corporate customers, by industry

EURm	31 Dec 2003	%	31 Dec 2002	%	31 Dec 2001	%
Real estate management	143	9.0	158	8.9	190	10.2
Construction	63	4.0	88	5.0	85	4.6
Agriculture and fishing	206	13.1	161	9.1	88	4.7
Transport	180	11.4	136	7.7	97	5.2
Shipping	61	3.9	88	5.0	107	5.7
Trade and services	169	10.6	216	12.2	295	15.8
Manufacturing	206	13.0	238	13.4	365	19.6
Financial operations	21	1.3	84	4.7	38	2.1
Renting, consulting and other company services	229	14.5	263	14.9	316	16.9
Other companies	305	19.2	338	19.1	285	15.2
Total	**1,583**	**100.0**	**1,770**	**100.0**	**1,866**	**100.0**

In addition to foreign exchange risk stemming from trading activities and investment portfolios, structural foreign exchange risk arises from investments in subsidiaries and associated enterprises denominated in foreign currencies. The general principle is to hedge this by match funding. Furthermore, structural foreign exchange risk arises from earnings and cost streams generated in foreign exchange or from foreign branches. For the individual Nordea companies this is handled in each company's foreign exchange position. Payments coming to parent companies from subsidiaries as dividends are exchanged to the base currency of the parent company.

Measurement methods

As there is no single risk measure that captures all aspects of market risk, Nordea on a daily basis uses several risk measures including VaR models, stress testing, scenario simulation and other non-statistical risk measures such as basis point values, net open positions and option key figures.

Normal market conditions

VaR is used by Nordea to measure linear interest rate, foreign exchange and equity risks, and since 1 July also for interest rate options. A VaR measure across these risk categories is also used, allowing for diversification among the risk categories. VaR is a statistical risk measure, which in Nordea is based on the last two years' historical changes in market prices and rates, a holding period of 10 banking days and a probability of 99%. Nordea's historical simulation VaR model is based on the expected tail loss approach, which implies using the average of a number of the most adverse simulation results as an estimate of VaR.

Nordea's current VaR models do not capture the non-linear market risk inherent in equity and foreign exchange options. Instead, scenario simulations are used to capture this non-linear risk. The scenarios simulate movements in foreign exchange rates, equity prices and volatilities, which are calibrated to capture the most common market movements over a 10-day horizon.

Furthermore, the market risk on Nordea's account due to a mismatch between the market risk exposure on policy holders' assets and liabilities in Nordea Life and Pensions is measured as the loss sensitivity for two standard market scenarios, which represent normal and stress market conditions, respectively.

Backtests are performed on a regular basis in accordance with the guidelines laid down by the Basle Committee on Banking Supervision in order to test the reliability of the VaR and simulation models. The models have shown reliable statistical characteristics throughout 2003.

Stress testing

Stress tests are used to estimate the possible losses that may occur under extreme market conditions. Nordea performs stress tests based on the current portfolio and information about the daily financial market developments since the beginning of 1993. In addition, Nordea's portfolios are stress tested for subjective scenarios, which are most often based on selected historical events prior to 1993 or adverse scenarios relevant at the current state of the economic cycle or geopolitical situation.

Market risk analysis

The analysis is based on the consolidated risk stemming from both investment and trading-related activities. Overall, the risk was broadly at the same level at the end of 2003 as the end of 2002.

Market Risk in 2003 EURm

	Measure	31 Dec 2003	Average	Minimum	Maximum
Total risk	VaR	68.2	60.3	36.8	86.6
Equity risk	VaR	27.0	25.9	21.4	35.3
Non-linear risk	Simulation	5.1	6.9	4.2	9.2
Interest rate risk	VaR	60.2	47.1	22.5	75.2
Non-linear risk (First half of 2003)	Simulation	–	21.4	11.9	37.3
Foreign exchange risk	VaR	5.7	4.7	2.0	10.6
Non-linear risk	Simulation	10.4	10.5	5.4	18.6

Nordea's market risk associated with the mismatch between policyholders' assets and liabilities in Nordea Life and Pension is currently analysed separately. The scenario for normal market conditions shows a risk of EUR 24m by the end of 2003. This does not comprise internally defined benefit pension plans, which are monitored separately.

Total risk

The total VaR was EUR 68.2m at the end of 2003 and shows that there is a noticeable diversification effect between equity, interest rate and foreign exchange risk, as the total VaR is lower than the sum of the risk in the three categories.

Equity risk

At the end of 2003, Nordea's total equity VaR stood at EUR 27.0m, while the sensitivity to a 10% change in all equity prices was EUR 11.1m. Measured by industry sectors, Nordea's largest equity exposure was to the financial sector at the end of 2003. The exposure to real estate equities was significantly reduced in November, but still represented the second largest exposure.

In addition to the listed shares, the book value of private equity funds and unlisted equities (excluding business-related and credit-related unlisted equities) is limited and monitored in the market risk management, but are not included in the equity VaR figures in the tables and charts in this report.

Interest rate risk

The total interest rate VaR was EUR 60.2m by the end of 2003. This represents an increase compared with the end of 2002 and is explained by larger interest rate sensitivities in EUR, SEK and DKK. The total gross sensitivity to a 1-percentage point parallel shift measures the development in the market value of Nordea's interest rate sensitive positions if all interest rates move adversely for Nordea. The gross interest rate sensitivity was EUR 460.1m at the end of 2003.

The interest rate VaR was extended to include options risk from 1 July. Due to a large degree of diversification between the linear and non-linear risk, the total interest rate risk remained at broadly the same level as the linear interest rate risk (in line with the use of derivatives for hedging purposes mentioned in the derivatives section above).


Linear risk, VaR
EURm
100
80
60
40
20
0
Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
Total linear risk
Equity risk
Interest rate risk
Foreign exchange risk


Non-linear risk
EURm
40
35
30
25
20
15
10
5
0
Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec
Equity risk
Interest rate risk
Foreign exchange risk


Largest interest rate sensitivities, current assets
EURm
200
150
100
50
0
-50
-100
-150
-200
EUR DKK SEK NOK USD CHF JPY GBP PLN CAD
31 Dec 2003
31 Dec 2002

Foreign exchange risk

Nordea's foreign exchange VaR of EUR 5.7m at year-end is relatively low compared to the interest rate and equity risk exposure. The gross sensitivity to a 5% change in the exchange rate of all currencies vis-à-vis the EUR was EUR 38.0m at the end of 2003.

Commodity risk

Nordea's exposure to commodity risk, primarily pulp and paper, is solely related to client-driven activities. The risk is insignificant.

Structural Interest Income Risk

Structural Interest Income Risk (SIIR) is a type of interest risk and hence part of the market risk. SIIR is defined as the effect on net interest income in the next 12 months if market rates change by one percentage point.

SIIR reflects the mismatch in the balance sheet and off-balance-sheet items when the interest rate repricing periods, volumes or reference rates of assets, liabilities and derivatives do not correspond exactly.

Measurement methods

The basic measures for SIIR are the static and dynamic gaps. Static gap measures the impact of one percentage point increase and decrease in market rates to net interest income for a 12 months time period assuming that no new market transactions are made during the period. The formula for calculation of dynamic gap is the same as for static gap, but the assumptions for the repricing gap used in this measure are different compared to static gap, as the dynamic gap strives to take into account a more realistic customer behaviour and the decision process concerning Nordea's own rates. A third, but more simple way of calculating the SIIR is from the cumulative gap for the next 12 months.

SIIR analysis

At the end of the year, the static gap SIIR for decreasing market rates was EUR –251m. A modified static SIIR for increasing rates (supplemented with the assumption that for part of the customer deposits Nordea would not increase interest rates) was EUR 275m. These figures imply that net interest income would decrease if interest rates fall and increase if interest rates rise.

As can be seen from the Gap analysis table, the cumulative gap for the next 12 months is positive. This simpler SIIR measure indicates that an increase of market rates would increase the net interest income for the next 12-month period by EUR 329m.

These figures reflect the Group's position at the end of the year. SIIR is actively managed in order to reduce the effects of the low market rate environment.

Liquidity risk

In Nordea, liquidity risk is defined as the risk of only being able to meet liquidity commitments at increased cost or, ultimately, being unable to meet obligations as they fall due because of an inability to liquidate assets or obtain adequate funding.

Measurement methods

The liquidity risk management focuses on short-term liquidity risk as well as long-term structural liquidity risk. Nordea's liquidity policy includes the business contingency plan and the stress test-

GAP analysis Nordea 31 December 2003

Static gap EURm Interest Rate Fixing Period	Group bs	Within 3 months	3–6 months	6–12 months	1–2 years	2–5 years	>5 years	Non Repricing	Total
Assets									
Interest bearing assets	208,446	163,298	12,434	12,324	6,521	7,488	5,975	405	208,446
Off-balance sheet items	0	1,364,716	10,980	11,571	2,906	2,274	2,579	0	1,395,026
Non interest bearing assets	53,744	0	0	0	0	0	0	53,744	53,744
Total assets	**262,190**	**1,528,014**	**23,414**	**23,895**	**9,427**	**9,762**	**8,554**	**54,149**	**1,657,216**
Liabilities									
Interest bearing liabilities	193,804	138,547	11,230	6,119	27,578	7,611	2,718	0	193,804
Off-balance sheet items	0	1,360,176	9,948	16,400	2,511	4,787	1,205	0	1,395,026
Non interest bearing liabilities	68,386	0	0	0	0	0	0	68,386	68,386
Total liabilities	**262,190**	**1,498,724**	**21,178**	**22,519**	**30,088**	**12,398**	**3,923**	**68,386**	**1,657,216**
Exposure		**29,291**	**2,237**	**1,376**	**–20,662**	**–2,636**	**4,631**	**–14,237**	**0**
Cumulative exposure			**31,528**	**32,903**	**12,242**	**9,606**	**14,237**	**0**	**0**

ing for liquidity management. In order to measure the exposure on both horizons a number of liquidity risk measures have been developed.

In order to avoid short-term funding pressures, Nordea measures the funding gap risk, which expresses the expected maximum accumulated need for raising liquidity in the course of the next 30 days. Funding gap risk is measured for each currency and as a total figure for all currencies combined.

To ensure funding in situations where Nordea is in urgent need of cash and the normal funding sources do not suffice, Nordea holds a liquidity buffer. The liquidity buffer consists of high-grade liquid securities that can be sold or used as collateral in funding operations.

The structural liquidity risk of Nordea is measured by the net balance of stable funding, which is defined as the difference between stable liabilities and stable assets. ALCO has set a target on net balance of stable funding to be positive, which means that stable assets are funded by stable liabilities. These primarily comprise retail deposits, bank deposits and bonds with a term to maturity longer than 6 months, and shareholders equity. Stable assets primarily comprise retail loans and other loans with a term to maturity longer than 6 months.

Liquidity risk analysis

The short-term liquidity risk has been held on moderate levels throughout 2003. The average funding gap risk has been EUR –2.5bn, meaning that the average expected maximum accumulated need for raising liquidity in the course of the next 30 days has been EUR 2.5bn.

Nordea's liquidity buffer has been in the range EUR 14-20bn throughout 2003 with an average of EUR 16.5bn. Nordea considers this a high level and it reflects the Group's conservative attitude towards liquidity risk in general and towards unexpected liquidity events in particular.

Nordea aims to always maintain a positive net balance of stable funding, and throughout 2003 this has been comfortably achieved with the yearly average for the net balance of stable funding being EUR 5.9bn. Important elements in achieving this have been high activity in the Group's long-term bond issuance and the sale of real estate. The latter has contributed to decreasing the amount of stable assets and, hence, improved the net balance of stable funding.

Operational risk

In the Operational risk policy, operational risk is defined as the risk of direct or indirect loss, or damaged reputation resulting from inadequate or failed internal processes, people and systems or from external events. Legal and Compliance risks constitute sub-groups to Operational risk.

Operational risks are inherent in all activities within the organisation, in outsourced activities and in all interaction with external parties.

Solid internal control and quality management, consisting of a risk-management framework, leadership and skilled personnel, is the key to successful operational risk management.

Each business area is primarily responsible for managing its own operational risks. Group Credit and Risk Control develops and maintains a framework for identifying, measuring, monitoring and controlling operational risks and supports the line organisation to implement the framework.

Information security, physical security and crime prevention are important components when managing operational risks. To cover this broad scope, the group security function is included in Group Credit and Risk Control, and close cooperation is maintained with Group IT, Group Legal and Group Compliance.

The main processes for managing operational risks are an ongoing monitoring through self-assessment and the registering of incidents and quality deficiencies. The analysis of operational risk-related events, potential risk indicators and other early-warning signals are in focus when developing the processes.

The mitigating techniques consist of business continuity plans together with crisis management preparedness and a broad insurance cover for handling major incidents. Special emphasis is put on quality and risk analysis in change management and product development.

The techniques and processes for managing operational risks are structured around the risk sources

Major improvements of models for Economic Capital during 2003

- A new framework for measuring EC for the life insurance business has been introduced, where the focus is on the economic value of the business and EC is measured as the risk of unexpected losses in economic value. The economic value is defined as the difference between the market value of investment assets and the economic value of liabilities. The uncertainty in economic value is modelled using an asset and liability management (ALM) view. Scenarios are generated using Monte Carlo simulation and the assets and liabilities are followed over a one-year measurement period.

- The risk of losses related to Nordea's internal defined benefit plans have been included in the market risk EC, taking into account the co-variation with the remainder of Nordea's exposure to market risks.

- Parameters important in the estimation of capital factors used in the calculations of credit risk EC, mainly PD and LGD, have been updated and refined during 2003.

Economic capital distributed to business areas


Retail (53%)
CIB (20%)
Asset Management & Life (12%)
Treasury (5%)
Other (9%)

Economic capital distributed to risk types


Credit (60%)
Market (17%)
Business (10%)
Operational (8%)
Real estate (4%)
Life risk (1%)

as described in the definition of operational risk. This approach improves the comparability of risk profiles in different business areas and globally throughout the organisation. It also supports the focus on limiting and mitigating measures to the sources rather than the symptoms.

Reliable and risk-sensitive ways to quantify the operational risks constitute another important goal when developing the techniques and processes. A convincing quantification is a prerequisite for more advanced models, with sound incentive structures, to calculate EC for operational risks.

Life insurance risk

The main characteristic that distinguishes the risk in the insurance business, is that it stems from very long term contracts; e.g. some life insurance contracts can have a duration of more then 60 years. In mutual companies the risk is shared with the customers. The pure life insurance risk is the risk of unexpected losses due to changes in mortality rates, longevity rates, disability rates and selection effects.

The risk inherent in the insurance business is primarily controlled using traditional actuarial methods, i.e. through tariffs, rules for acceptance of customers, reinsurance contracts and provisions for risks. A continuous supervision of the appropriateness of the parameters in the risk models is undertaken to ensure that changes in the underlying risk is properly taken into account.

Economic Capital

Losses are unpreventable in the businesses Nordea performs. Nordea have for several years used an Economic Capital (EC) model to measure potential long-term variations of losses. The EC is a more sophisticated measure of the amount of capital required to cover long-term losses than the regulatory capital. It is also an important input in the EP calculations.

Nordea defines EC as the capital required to cover unexpected losses in the course of its business with a certain probability.

Nordea calculates EC for the following risk types: credit risk, market risk, life insurance risk, real-estate risk, operational risk, and business risk. The EC from the different risk types is aggregated to total Nordea EC taking diversification effects between the risk types into account.

Consistent risk measuring across the types of risk requires the use of the same statistical confidence level and measurement period. In Nordea the measurement period is set to one year and the confidence level is set to 99.97%. Nordea's total EC equals the amount needed to cover unexpected losses during one year in 99.97% of all possible cases.

Quantitative models are used to estimate the unexpected losses for each of the risk types compiled into EC:

- Credit risk is calculated using a set of capital factors. The capital factors are developed for different products, customer segments and credit quality. The factors have been estimated using a portfolio model, where PD, LGD and EAD are inputs, and have been updated and refined during 2003.
- Market risk is based on the Value-at-Risk (VaR) models and scenario simulation used in the overall risk management, with the exception of the guaranteed savings contracts in the Life insurance business. For the Life insurance business an ALM-approach is used. The market risk in Nordea's internal defined benefit plans is measured using the VaR models.
- Operational risk is calculated according to the proposed standardised approach within the New Basel Capital Accord.
- Business risk is currently calculated based on benchmarks set as a percentage of expenses.
- Real estate risk is calculated as a percentage of market values, where the percentage is set to capture volatility in real estate prices.
- The Life insurance risk is calculated as percentages of the EU minimum solvency requirement (death and disability risk) and technical provisions (longevity risk).

When all types of risk of the Group are combined, considerable diversification effects will arise, since it is highly improbable that all unexpected losses occur at the same time. However, credit risk, market risk and real estate risk are all highly correlated with the development of the general economy and thus reduce the level of diversification. The diversification effects mean that the total EC is lower than the sum of the EC for each risk type.

The pie charts show the relative distribution of EC at 31 December 2003. Total EC at 31 December 2003 is calculated to EUR 8.9bn (EUR 10.2bn).

Basel II

The New Basel Capital Accord, Basel II, is a more risk-sensitive framework for setting regulatory capital requirements, planned to be implemented end 2006.

Nordea participated in the Third Quantative Impact Study. The result of this study indicates that for the industry as a whole, total capital requirements will not change materially. However, there will be potentially large variations among individual banks. For Nordea , the new Accord is expected to increase the Group's flexibility to manage its regulatory capital in a more efficient way. The total effect on Nordea's required regulatory capital is expected to be positive.

Nordea has the ambition as regards credit risk to move towards the IRB (Internal Rating Based) approach, however the uncertainty surrounding the timetable and the final accord creates a moving target also for the Group's implementation plans.

For operational risk Nordea intends to implement a standardised approach, already used within the Groups EC framework.

Nonwithstanding the use of EC in Nordea there will be required substantial resources during the next couple of years in order for Nordea to become IRB compliant with respect to Basel II. During 2003 the focus has been the validation of rating models and parameters such as PD, LGD and EAD, especially for the corporate segment. In parallell, on a more overall level, the alignment of the Capital Adequacy Assessment Process (CAAP) to the future requirements has started. In 2004 resources will be allocated to further close the gaps between the Group's EC framework and risk management process and the anticipated IRB requirements of Basel II.

Business area results

EURm	Business areas: Retail Banking	Business areas: Corporate and Institutional Banking	Business areas: Asset Management & Life: Asset Mgmt	Business areas: Asset Management & Life: Life	Group Treasury	Group Functions and Eliminations	Total
Customer responsible units:							
Net interest income	2,993	412	30		132	–201	3,366
Other income	1,360	577	224		–17	129	2,273
Total income incl. allocations	**4,353**	**989**	**254**		**115**	**–72**	**5,639**
of which allocations	528	–294	–201		10	–43	0
Expenses incl. allocations	–2,488	–523	–159		–33	–470	–3,673
of which allocations	–1,440	–163	15			1,588	0
Loan losses	–311	–39				–13	–363
Equity method	19	17				21	57
Profit before investment earnings and insurance	**1,573**	**444**	**95**		**82**	**–534**	**1,660**
Investment earnings, banking					164	6	170
Operating profit, life insurance				114		35	149
Goodwill amortisation and write-down	–29	–14				–124	–167
Operating profit 2003:	**1,544**	**430**	**95**	**114**	**246**	**–617**	**1,812**
Operating profit 2002:	1,618	518	80	–78	114	–705	1,547
Other information, EURbn							
Total assets	151	82	4	25	15	–15	262
Lending	119	20	2		5		146
Deposits	70	15	3		7		96
Capital expenditure, EURm	67	0	3	1	0	26	97
Depreciations, EURm	–28	0	–7	–4	0	–76	–115

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations includes the unallocated results of the three group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury) and Group Staffs. This segment also includes items needed to reconcile with the Nordea Group.

The principles used in the segment reporting are described below. Figures are disclosed and consolidated using end of period and average currency rates in conformity with the statutory reporting. Previously,fixed planning rates were used. Historical information has been restated accordingly.

Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on allocated capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, the business area commands product responsibility for investment funds and life insurance. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings on these products, including sales and distribution costs within Retail Banking. The product result for Asset Management includes, in addition to the operating profit, revenues and expenses related to investment funds allocated to Retail Banking respectively. In addition estimated sales and distribution costs within Retail Banking is included in the product result.

When allocating income and cost between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit is subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations adds to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and advances to credit institutions and lending. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margin on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. This also applies to the corresponding result effect derived from amortisation and write-downs and funding costs. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations, together with the result effects.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit corresponding to the expected average long-term risk-free return of comparable equity. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arms length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. As previously mentioned, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, results from real estate holdings, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

5 year overview

Key financial figures

Operational income statement

EURm	2003	2002	2001	2000[1,2]	Pro forma 1999[1]
Net interest income	3,366	3,451	3,465	2,838	2,755
Net commission income	1,486	1,535	1,432	1,454	1,164
Trading income	567	530	543	415	243
Other income	220	154	165	134	378
Total income	**5,639**	**5,670**	**5,605**	**4,841**	**4,540**
Personnel expenses	–2,101	–2,086	–1,848	–1,534	–1,421
Profit sharing	–46	–	–30	–45	–35
Other expenses	–1,526	–1,659	–1,511	–1,274	–1,278
Total expenses	**–3,673**	**–3,745**	**–3,389**	**–2,853**	**–2,734**
Profit before loan losses	**1,966**	**1,925**	**2,216**	**1,988**	**1,806**
Loan losses, net	–363	–261	–373	–79	–91
Equity method	57	52	95	62	117
Profit before investment earnings and insurance	**1,660**	**1,716**	**1,938**	**1,971**	**1,832**
Investment earnings, banking	170	122	172	431	
Operating profit, life insurance	149	2	–17	73	124
Operating profit, general insurance	–	–122	–18	53	172
Goodwill amortisation and write-downs	–167	–171	–147	–93	–39
Operating profit	**1,812**	**1,547**	**1,928**	**2,435**	**2,089**
Real estate write-downs	–115	–	–	–40	–145
Allocation to/from pension foundation	–	–255	–	32	65
Taxes	–205	–405	–360	–691	–346
Minority interests	–2	0	0	–3	–2
Net profit	**1,490**	**887**	**1,568**	**1,733**	**1,661**

Ratios and key figures (see Business definitions page 86)

	2003	2002	2001	2000	
Earnings per share, EUR	0.51	0.30	0.53	0.58	
Share price[3], EUR	5.95	4.20	5.97	8.10	
Shareholders' equity per share[3], EUR	4.28	4.06	4.00	3.74	
Shares outstanding[4], million	2,846	2,928	2,965	2,982	
Return on equity excluding goodwill[5], %	16.7	11.3	19.2	19.4	
Return on equity, %	12.3	7.5	13.8	16.1	
Lending[3], EURbn	146	146	138	129	
Deposits and borrowings from the public[3], EURbn	96	94	91	81	
Shareholders' equity[3,4], EURbn	12	12	12	11	
Total assets[3], EURbn	262	250	242	224	
Assets under management[3], EURbn	113	96	105	105	
Cost/income ratio, banking[6], %	63	64	58	54	
Cost/income ratio, excluding investment earnings, %	64	65	59	58	
Tier 1 capital ratio[3], %	7.3	7.1	7.3	6.8	
Total capital ratio[3], %	9.3	9.9	9.1	9.4	
Risk-weighted assets[3], EURbn	134	135	136	132	

1 Incl Nordea Bank Danmark (former Unidanmark) 1999 and Q1 2000 pro forma.
2 Profit 2000 excl Nordea Bank Norway (formerly Christiania Bank og Kreditkasse).
3 End of period, incl Nordea Bank Norway from Q4 2000.
4 End of period. Total shares registered was 2,928 (2,985) million. The number of own holdings of shares in Nordea Bank AB (publ) was 82 (57) million. The average number of own shares was 50 (30) million. Average number of shares Jan–Dec 2003 was 2,921 million (Jan–Dec 2002 2,955). Dilution is not applicable.
5 Net profit before minority interests and goodwill amortisation/write-downs as a percentage of average shareholders'equity (per quarter). Average shareholders'equity includes minority interests but with all outstanding goodwill deducted.
6 Total expenses divided by the sum of total income, equity method and investment earnings, banking.

Quarterly overview

Quarterly development

EURm	Note	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income		850	838	843	835	885	874	855	837
Net commission income	1	388	379	366	353	388	371	396	380
Trading income		125	130	155	157	130	127	137	136
Other income		36	56	99	29	54	34	37	29
Total income		**1,399**	**1,403**	**1,463**	**1,374**	**1,457**	**1,406**	**1,425**	**1,382**
Personnel expenses		–511	–531	–539	-520	–545	–521	–514	–506
Profit sharing		–46	–	–	–	–	–	–	–
Other expenses		–416	–350	–363	-397	–448	–404	–408	–399
Total expenses	2	**–973**	**–881**	**–902**	**-917**	**–993**	**–925**	**–922**	**–905**
Profit before loan losses		**426**	**522**	**561**	**457**	**464**	**481**	**503**	**477**
Loan losses, net		–84	–89	–92	–98	–76	–66	–56	–63
Equity method		14	10	19	14	16	4	17	15
Profit before investment earnings and insurance		**356**	**443**	**488**	**373**	**404**	**419**	**464**	**429**
Investment earnings, banking		33	27	81	29	41	39	31	11
Operating profit, life insurance		40	40	50	19	44	–13	–26	–3
Operating profit, general insurance		–	–	–	–	–	–4	–87	–31
Goodwill amortisation and write-downs		–46	–40	–40	–41	–43	–42	–44	–42
Operating profit		**383**	**470**	**579**	**380**	**446**	**399**	**338**	**364**
Real estate write-downs		–115	–	–	–	–	–	–	–
Allocation from/to pension foundation		–	–	–	–	17	–120	–152	–
Taxes		–66	159	–174	–124	–140	–86	–79	–100
Minority interests		0	–1	0	–1	0	0	0	0
Net profit		**202**	**628**	**405**	**255**	**323**	**193**	**107**	**264**
EPS		0.07	0.21	0.14	0.09	0.10	0.07	0.04	0.09
EPS, rolling 12 months up to period end		0.51	0.55	0.40	0.30	0.30	0.38	0.37	0.49

Note 1 Net commission income

	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Brokerage	35	28	20	24	35	38	46	55
Asset Management/investment funds	129	120	114	104	108	101	115	126
Issue of securities	5	2	6	5	7	6	5	4
Lending	88	88	87	88	95	86	91	87
Deposits and payments	200	194	191	179	195	189	183	157
Foreign exchange	13	10	9	7	15	11	10	8
Other	29	35	25	32	39	33	35	26
Commission expenses	–94	–84	–80	-76	–88	–85	–83	–77
Commission income	**405**	**393**	**372**	**363**	**406**	**379**	**402**	**386**
Of which investment activities	–17	–14	–6	–10	–18	–8	–6	–6
Net commission income	**388**	**379**	**366**	**353**	**388**	**371**	**396**	**380**

Note 2 Expenses

	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Personnel [1]	512	532	541	521	547	523	515	507
Profit sharing	46	–	–	–	–	–	–	–
Information technology [2]	136	88	85	99	136	111	113	103
Marketing	27	14	23	18	34	21	36	23
Postage, telephone and office expenses	56	53	49	58	62	50	52	60
Rents, premises and real estate expenses	87	74	81	82	89	79	74	71
Other	112	123	128	142	130	146	134	144
Expenses	**976**	**884**	**907**	**920**	**998**	**930**	**924**	**908**
Of which investment activities [3]	–3	–3	–5	–3	–5	–5	–2	–3
Expenses	**973**	**881**	**902**	**917**	**993**	**925**	**922**	**905**

[1] Variable salaries were EUR 106m in 2003 (2002: EUR 79m).
[2] Refers to IT operation and consultant fees. Total IT-related costs, including personnel etc, but excluding IT expenses in insurance operations) were EUR 732m, in 2003 (full year 2002 EUR 758m).
[3] Including personnel expenses (2003: EUR 5m) (2002: EUR 6m).

Statutory Income Statement

EURm	Note	2003	2002
Operating income			
Interest income	3	9,158	10,382
Interest expenses	3	–5,500	–6,628
Net interest income	3, 4	**3,658**	**3,754**
Dividend income	5	43	36
Commission income	6	1,868	1,906
Commission expenses	6	–335	–333
Net result from financial operations	7	369	253
Other operating income	8	220	190
Total operating income		**5,823**	**5,806**
Operating expenses			
General administrative expenses			
Personnel expenses	9	–2,135	–2,065
Other administrative expenses	10	–1,381	–1,481
Depreciation, amortisation and write-down of tangible and intangible fixed assets	11	–299	–330
Real estate sales and write-downs, net		–115	–
Total operating expenses		**–3,930**	**–3,876**
Profit before loan losses		**1,893**	**1,930**
Loan losses, net	12	–383	–250
Change in value of assets taken over for protection of claims	13	20	–11
Write-downs on securities held as financial fixed assets	25	0	0
Profit from companies accounted for under the equity method	14	57	52
Operating profit, banking		**1,587**	**1,721**
Operating profit, insurance	15	**126**	**–148**
Operating profit		**1,713**	**1,573**
Pension adjustments	16	–16	–281
Tax on the profit for the year	17	–205	–405
Minority interests		–2	0
Net profit for the year		**1,490**	**887**
Earnings per share, EUR		0.51	0.30
Earnings per share, after full dilution, EUR		0.51	0.30

Balance sheet

EURm	Note	31 Dec 2003	31 Dec 2002
Assets			
Cash and balances at central banks	18	1,748	4,624
Treasury bills and other eligible bills	19	12,016	7,831
Loans and advances to credit institutions	20, 22	29,037	23,496
Lending	21, 22	145,644	145,740
Bonds and other interest-bearing securities	24	20,001	20,335
Shares and participations	25	648	596
Shares in associated undertakings	26	410	527
Shares in group undertakings	27	11	11
Assets, insurance	28		
– Investments		18,545	17,469
– Investments, policyholders bearing the risk		3,466	2,964
– Other assets		869	1,101
Intangible assets	29	2,090	2,427
Tangible assets	30	826	1,874
Deferred tax assets	17	534	193
Current tax assets		70	145
Other assets, banking	31	21,073	15,505
Prepaid expenses and accrued income	32	1,995	1,872
Investments, customers bearing the risk	33	3,207	2,909
Total assets		**262,190**	**249,619**
Liabilities and shareholders' equity			
Deposits by credit institutions	34	28,753	25,962
Deposits and borrowings from the public	35	95,556	94,177
Debt securities in issue etc	36	64,380	61,858
Liabilities, insurance	28		
– Technical provisions		17,748	16,872
– Technical provisions, policyholders bearing the investment risk		3,466	2,963
– Other liabilities		610	383
Current tax liabilities		121	107
Other liabilities, banking	37	31,169	26,023
Accrued expenses and prepaid income	38	2,085	2,247
Deferred tax liabilities	17	581	531
Provisions	39	421	461
Subordinated liabilities	40	5,115	6,128
Total liabilities		**250,005**	**237,712**
Minority interests		**8**	**10**
Shareholders' equity	41		
Share capital		1,160	1,183
Share premium account		4,284	4,284
Other restricted reserves		611	589
Unrestricted reserves		4,632	4,954
Net profit for the year		1,490	887
Total shareholders' equity		**12,177**	**11,897**
Total liabilities and shareholders' equity		**262,190**	**249,619**
Assets pledged for own liabilities	42	32,378	25,064
Other assets pledged	43	5,782	2,818
Contingent liabilities	44	13,612	15,576
Commitments	45	1,392,415	1,136,142

Other notes

Movements in shareholders' equity, 2003

	Share capital	Other restricted reserves	Unrestricted reserves	Net profit for the year	Total equity
Balance at beginning of year	1,183	4,873	5,841		11,897
Dividend			–673		–673
Reduction of share capital [2]	–23		23		–
Own shares [1,2]			–460		–460
Change in reserve for unrealised gains for the year		–9	9		–
Transfers between restricted and unrestricted reserves		–1	1		–
Currency translation adjustment for the year [3]		32	–109		–77
Net profit for the year				1,490	1,490
Balance at year-end	**1,160**	**4,895**	**4,632**	**1,490**	**12,177**

[1] Refers to the change in the trading portfolio and Nordea shares within the portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at the end of December 2003 was 3.0m (end of Dec 2002: 2.7m), average number was 3 (3) million.

[2] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares at the end of December 2003 was 81.6 million (end of December 2002 57.0 million). The Annual General Meeting (AGM) decided on 24th of April 2003 to reduce the share capital by EUR 22,593,410.56 corresponding to the repurchased own shares hold at the end of 2002. The cancellation was registered in early October 2003. The reduction has been made through retirement without repayment. The average number of own shares Jan-Dec 2003 was 50 million (Jan-Dec 2002: 30 million).

[3] The accumulated amount of currency translation differences is EUR –211m (EUR –134m). The reason for the change is mainly due to the weakening of the Norwegian Crown and the change in financing of Nordea Bank Norway. The translation difference for the year has been reduced by EUR 414m through currency hedging.

Movements in shareholders' equity, 2002

	Share capital	Other restricted reserves	Unrestricted reserves	Net profit for the year	Total equity
Balance at beginning of year	1,182	4,869	5,768		11,819
Dividend			–682		–682
Conversion of convertible loans	1	13			14
Own shares			–177		–177
Change in reserve for unrealised gains for the year		–3	3		–
Transfers between restricted and unrestricted reserves		–33	33		–
Currency translation adjustment for the year		27	9		36
Net profit for the year				887	887
Balance at year-end	**1,183**	**4,873**	**4,954**	**887**	**11,897**

Cash flow statement

EURm	2003	2002
Operating activities		
Operating profit after pension adjustments	1,697	1,292
Adjustments for items not included in cash flow	380	759
Income taxes paid	–428	–293
Cash flow from operating activities before changes in operating assets and liabilities	**1,649**	**1,758**
Change in operating assets		
Change in treasury bills and other eligible bills	–3,904	–127
Change in loans and advances to credit institutions	–3,425	–3,550
Change in lending	–267	–8,430
Change in bonds and interest-bearing securities	308	3,750
Change in shares and participations	–32	167
Change in assets Insurance	–1,350	2,110
Change in derivatives, net	–115	1,471
Change in other assets, excl. derivatives	–529	863
Change in operating liabilities		
Change in deposits by credit institutions	2,742	–4,283
Change in deposits and borrowings from the public	1,378	6,333
Change in debt securities in issue etc	2,522	850
Change in liabilities Insurance	1,606	–2,097
Change in other liablilites, excl. derivatives	–105	686
Cash flow from operating activities	**478**	**–499**
Investing activities		
Acquisition of subsidiaries	–45	–
Sale of subsidiaries	13	15
Acquisition of tangible assets	–137	–390
Sale of tangible assets	808	336
Acquisition of intangible assets	–34	–113
Sale of intangible assets	5	150
Change in other financial fixed assets	189	1,468
Cash flow from investing activities	**799**	**1,466**
Financial activities		
Change in subordinated liabilities	–1,013	34
Repurchase of own shares	–460	–177
Dividend paid	–673	–682
Cash flow from financial activities	**–2,146**	**–825**
Cash flow for the year[1]	**–869**	**142**
Cash and cash equivalents at the beginning of the year	8,484	8,323
Exchange rate difference	14	19
Cash and cash equivalents at the end of the year	7,629	8,484
Change	**–869**	**142**
[1] Of which Sale of General Insurance, increase in cash, net	–	102

Comments to the Cash flow statement

The cash flow statement has been prepared in accordance with RR7 and shows inflows and outflows of cash and cash equivalents during the year.

As opposed to the previous year, Debt securities in issue are classified as operating liabilities. Cash flow from operating activities for 2002 has thus increased by EUR 850m to EUR –499m, with a corresponding reduction of cash flow from financing activities. The cash flow statement contains more details compared to previous years, which has also meant restating the comparative figures for the year 2002.

Nordea's cash flow has been prepared in accordance with the indirect method, whereby net profit is adjusted for effects of non-cash transactions such as depreciation and loan losses. The cash flows are classified in operating, investing and financing activities.

Operating activities

Operating activities are the principal revenue-producing activities and cash flows are mainly derived from the operating profit for the year with adjustment for items not included in cash flow and income taxes paid. Adjustment for non-cash items includes:

EURm	2003	2002
Depreciations and write-downs	325	361
Write-down real estate[1]	162	–
Loan losses	363	261
Unrealised gains/losses	–323	–2
Change in accruals and provisions	–302	225
Translation differences and other	155	–86
	380	**759**

[1] In the income statement included in Real estate sales and write-downs, net.

Changes in operating assets and liabilities consist of assets and liabilities that are part of normal business activities, such as loans and advances, lending and deposits. Changes in derivatives are reported net.

Cash flow from operating activities include interest payments received amounting to EUR 7,422m (7,648) and interest expenses paid with EUR 4,124m (4,792).

Investing activities

Investing activities include the acquisition and disposal of fixed assets, financial as well as tangible and intangible. Aggregated cash flows arising from acquisition and sale of subsidiaries are presented separately and consist of:

EURm	2003	2002
Acquisition of subsidiaries		
Liquid assets	–1	–
Loans and advances	–96	–
Tangible and intangible assets	–2	–
Other assets	–2	–
Deposits from credit institutions	49	–
Other liabilities and provisions	6	–
Purchase price paid	**–46**	–
Liquid assets in acquired subsidiaries	1	–
Net effect on cash flows	**–45**	**–**

EURm	2003	2002
Sale of subsidiaries		
Liquid funds	–	13
Loans and advances	1	–
Tangible and intangible assets	6	2
Other assets	6	3
Deposits from credit institutions	–	–2
Other liabilities and provisions	–1	–5
Capital gain/loss on sold subsidiaries	1	17
Purchase price received	**13**	**28**
Liquid assets in sold subsidiaries	–	–13
Net effect on cash flows	**13**	**15**

Financing activities

Financing activities are activities that result in changes in equity, such as new issues, dividends and change in subordinated liabilities.

Liquid assets

The following items are included in liquid assets:

EURm	31 Dec 2003	31 Dec 2002
Cash and balances at central banks	1,748	4,624
Loans to credit institutions, payable on demand	5,881	3,860
	7,629	**8,484**

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1:

Accounting policies

Legal framework
The accounts are prepared in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies (1995:1559), the regulations of the Swedish Financial Supervisory Authority (FFFS), the recommendations of the Swedish Financial Accounting Standards Council (RR) and the interpretations by the RR's Standing Interpretations Committee.

The application of FFFS in certain cases takes precedence over the recommendations and interpretations of the Swedish Financial Accounting Standards Council. For example RR27 Financial instruments, disclosure and presentation, is not applicable to credit institutions. Other departures have not had any significant effect on the financial statements except for what is separately mentioned under "Principles of consolidation" and "Fund for unrealised profits".

In preparing the annual report, FFFS 2002:22 has been applied. Information about the transition to International Financial Reporting Standards (IFRS) in accordance with FFFS 2003:11 is presented in the Board of Directors' report.

Real estate operations are not organised as a separate business area. Therefore RR 19, Discontinuing Operations, is not considered to be applicable to the divestment of the Group's property portfolio. The outcome of the decision to sell all remaining properties has, however, been reported on a separate line. In the operating income statement this separate line is disclosed below operating profit due to external analysing purposes. More information about the sale is provided in the Board of Directors' report.

Changed accounting policies
In all material respects the accounting policies and the bases for calculations are unchanged in comparison with previous year's annual report. The Swedish Financial Accounting Standards Council's recommendations RR22 Presentation of Financial Statements, RR24 Investment Property, RR25 Segment reporting, RR26 Events after the balance sheet date and RR28 Accounting for government grants all came into force on 1 January 2003. Implementing these has mainly affected the presentation and disclosure of the financial items. The comparative figures have been adjusted accordingly.

The application of RR25 Segment reporting is described in further detail under a separate heading.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles in certain cases requires the use of estimates and assumptions by management, for instance in provisioning for loan losses, fair value adjustments and actuarial calculations of pensions. These estimates and assumptions affect the reported amounts of assets, liabilities and commitments, as well as income and expenses in the financial statements presented. Actual outcome can later to some extent differ from the estimates and the assumptions made.

Principles of consolidation
Consolidated entities
The consolidated financial statements include the accounts of the parent company Nordea Bank AB (publ) (former Nordea AB (publ)), and those companies in which the parent company owns, directly or indirectly through subsidiaries, more than 50% of the voting rights, or otherwise has power to exercise control over the operations. Companies taken over to protect claims are not included in the consolidated financial statements, as they are temporary holdings, designated to be sold within a short period of time. Subsidiaries are consolidated according to the purchase method. They are generally included in the consolidated accounts from the date on which control is transferred to the Group and are no longer consolidated from the date on which control ceases.

The consolidation is prepared line-by-line in respect of the banking subgroups. In accordance with FFFS, the insurance subgroup is consolidated in a more simplified manner. The result is disclosed in one line in the Group's income statement and in separate lines for assets and liabilities respectively in the balance sheet.

The equity method of accounting is used for associated undertakings where the share of voting rights is between 20% and 50% and where the owning entity has significant influence.

The equity method is in general also used for holdings in subsidiaries that are not credit institutions, securities companies or insurance companies, or whose operations are not linked to a company in one of these categories, such as property and IT-related holdings.

The holding in Nordea Life Assurance I Sweden AB (publ), which operates according to mutual principles, is not consolidated in the financial statements, as profit distribution is not allowed from this company. The 40% holding in Nordic Processor AB is not regarded as a joint venture in the accounts due to the terms of the cooperation agreement with IBM. The Group accounts are only affected through direct invoicing from Nordic Processor AB.

For further information on the undertakings included in the Nordea Group see notes 26 and 27.

Principles of elimination
Intragroup transactions, balances and unrealised gains on transactions between the consolidated group undertakings are eliminated; unrealised losses are also eliminated unless the loss constitutes an impairment cost.

In accordance with FFFS only intragroup assets and liabilities between the insurance group and other group undertakings are eliminated, whereas income and expenses are not eliminated in the income statement.

In the consolidation process the accounting policies for subsidiaries are adjusted to ensure consistency with the policies adopted by the Group.

Goodwill
With the exception of Nordea Bank Finland, which has been consolidated according to the pooling method, acquisitions of companies are consolidated using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of acquired companies. Goodwill is amortised using the straight-line method over its useful life. Impairment tests are performed to

defend the remaining book value of the assets. Goodwill arising from major strategic acquisitions of the Group is amortised over a period of 20 years. For all other acquisitions goodwill is amortised over 5 to 10 years. See note 29 for further details.

Currency translation of subsidiaries
The consolidated financial statements are prepared in the euro (EUR) currency. The current method is used when translating the financial statements of subsidiaries into euro. The balance sheets of group undertakings have been translated at the rates of exchange ruling at year-end, while items in the income statements are translated at the average exchange rate for the year. Translation differences are charged or credited directly to shareholders equity.

Goodwill and fair value adjustments arising from the acquisition of group undertakings are treated as local currency assets and liabilities and are translated at the closing rate.

Translation of assets and liabilities denominated in foreign currencies
Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate, corresponding to the average of official buying and selling rates at closing. The parent company's foreign currency liabilities related to the hedging of shares in subsidiaries have been valued at the historical rate of exchange in the parent company. Forward positions in foreign currencies have been valued at the current rate for forward contracts with the equivalent remaining maturity.

When currency-related derivative instruments are used for currency hedging, the currency hedging instrument and the corresponding hedged item are translated at the year-end rates.

Hedge accounting
Hedge accounting is applied to hedge holdings of financial instruments which are not valued at fair value. The exposure and the hedging instrument are reported at actual currency rates without taking into account changes in interest rate yields. Changes in fair value for the exposure and the hedging instrument essentially offset each other in terms of the amounts involved.

Revenue recognition
Business transactions are reported when risks and rewards are transferred between the parties and when payment is probable.

Trade date accounting is in general applied to transactions in the money, bond, stock and currency markets. Deposit and lending transactions, including repurchase agreements, are reported according to the settlement date. See also "Repos and other repurchase agreements" below.

In the income statement, gross amounts are reported. Income and expense items are offset only when a statutory rule or an accounting standard requires or permits it.

Sale of real estate is recognised when an irrevocable sales contract is signed.

Receivables and payables arising from the sale and purchase of securities are reported net in those cases where the transaction is settled through a clearing house.

Financial assets and liabilities
Financial fixed assets
Loan receivables and securities holdings for which there is an intent and ability to hold until maturity constitute financial fixed assets.

All of Nordea's loans and advances belong to this category. For further details, see "Loans and advances" below.

Securities classified as financial fixed assets include shares held for strategic business purposes as well as certain interest-bearing securities that are specified from the date of acquisition and managed in a separate portfolio. These securities are carried at acquisition value/amortised cost and are impairment tested on a regular basis.

The acquisition value (amortised cost) of interest-bearing instruments is calculated as the net present value of the future payments, where the discount rate represents the effective yield at the time of acquisition. The net present value changes over time, but will at the maturity date be equal to the nominal value of the instrument plus coupon. Thus, any premium or discount is amortised or accrued into interest income over the remaining term of the instrument.

Reclassification of securities between financial fixed assets and financial current assets is permitted only under limited circumstances. If any such reclassifications are made, the effect on earnings is disclosed in the notes to the financial statements. Furthermore, the reasons for the reclassification are documented.

Financial current assets
Securities not meeting relevant criteria for financial fixed assets are reported as financial current assets. Securities and derivatives that are actively managed are valued at fair value, with the exception of such financial instruments that are treated as hedged items. Financial current assets include almost all interest-bearing securities as well as shareholdings within the trading operations. Unrealised capital gains are allocated to a reserve for unrealised capital gains (see "Equity" page 45).

Financial liabilities
Financial liabilities are reported at acquisition value or amortised cost. This implies that initially the amount is recognised equal to the proceeds received, net of transaction costs incurred. In subsequent periods, accrual accounting is applied to the difference between the proceeds (net) and the redemption value together with interest and any fees over the period of the borrowings. Deposits and other borrowings payable on demand are reported at nominal value.

Combined financial instruments
Issued index-linked bonds and other combined financial instruments are split in the balance sheet into debt instruments and derivative instruments. The costs relating to such instruments are divided into interest expenses and net result of financial operations. Holdings of index-linked bonds and similar instruments are handled in the trading portfolios and measured at fair value. Gains and losses are accounted for as net result of financial operations.

Security loans
Securities, which have been lent out, remain in the balance sheet and are also reported as off-balance items. These securities are measured in the same way as other securities of the

same type. If there are reasons to believe that a security, which has been lent out, will not be returned, the item is reclassified as a loan.

Borrowed securities are not reported as assets. In cases where the borrowed securities are sold, or sold securities have not yet been acquired, ie short selling, the liability is measured at fair value.

Loans and advances
Loans are initially reported in the balance sheet at acquisition value. Thereafter, the loan claims are reported on an ongoing basis at acquisition value (amortised cost) after deductions for write-downs and provisions for loan losses appraised individually and by category.

Impaired loans
An impaired loan is a claim for which it is probable that future payments will not be made in accordance with the contractual terms of the loan and the collateral does not cover the claim. Impaired loans are measured by applying the assessed recovery value and a provision is made corresponding to the amount which is not covered by the recovery value.

The recovery value is calculated in accordance with either of the following methods:

- The discounted value of the estimated future cash flow to be received from the borrower
- The estimated value of the collateral pledged for the loan and/or the real value of guarantee commitments
- The fair value identified for the loan claim.

When a claim is classified as impaired, it is transferred to cash-based interest accounting. Accrued interest income is thus no longer included in earnings, and amounts related to earlier accruals are reversed. Accrued interest carried over from the previous year is reported as a loan loss. For impaired loans, which are measured according to the discounted value of estimated future cash flows, any changes in recovery value are reported as interest, if the assessment of the future cash flow is unchanged between two dates of assessment. If, however, the estimated future cash flow is changed, the corresponding change in recovery value is reported as a loan loss or as a recovery.

Previously impaired loans are judged to be normal loans when the contractual terms of payments are likely to be fulfilled.

Loan losses are booked as realised losses when it is deemed that the loan amount will not be paid by the borrower or through other means.

Restructured loan obligations
A loan is restructured when the creditor has granted the borrower interest deferments because of deterioration of the borrower's financial situation. A portion of the original loan amount, which the creditor defers in connection with the restructuring, constitutes a realised loan loss.

Transfer risk
Transfer risk (country risk) is a credit risk attributable to the transfer of payments under contract to the payment country specified by the creditor.

Provisions for loan losses related to transfer risk are made on the basis of country risk estimates presented by EIU (The Economist Intelligence Unit, London). Transfer risk is assessed individually for each country, based on the size of the outstanding loan receivable that is exposed to transfer risk. A provision for transfer risk is reported as a reduction of the book value of the loan receivable.

Provisions for loans and advances appraised by category
For groups of loans and advances, where it is deemed probable that loan losses are incurred, but where the individual loan receivables within the category cannot yet be identified, a provision is made in respect of the entire category of loans.

Evaluation of minor loans and advances with similar credit risk
Homogenous groups of receivables with limited value and similar credit risk are evaluated on cluster basis. The evaluation is based on the experience of realised loan losses and the assessment of the probable loss trend for the group in question. The principle for the split into groups is documented considering previous loan losses, assessment of future development and the basis applied for assessment.

Property taken over for protection of claims
The creditor may take over pledged assets to protect claims or may receive assets as payment for claims. This property is to be divested as soon as possible.

Property taken over is specified in a note to the balance sheet. These assets are measured at the lower of cost or fair value. In the case of properties that have been taken over, the fair value is constituted by a conservatively appraised market value less sales costs. Cost at acquisition must not exceed fair value at the day the property is taken over.

Financial commitments
Derivatives
Derivative contracts that are actively managed are valued at fair value and, therefore, affect the reported result and also the balance sheet as assets or liabilities depending on the direction of the market developments. Fair value is defined as the value at which each contract can be closed out or sold over a period consistent with Nordea's trading strategy.

Fair value is calculated as the theoretical net present value of OTC derivative contracts based on independently sourced market parameters and assuming no risks and uncertainties. A portfolio adjustment is deducted for the uncertainties associated with the model assumptions and parameters as well as the derivative portfolio's counter-party credit risk and liquidity risk. Derivatives used for hedge accounting are booked at amortised cost at actual currency rate.

Repos and other repurchase agreements
A genuine repurchase transaction is defined as an agreement covering both the sale of an asset, usually interest-bearing securities, and the subsequent repurchase of the asset at an agreed price. Such agreements are reported as loan transactions rather than items influencing securities holdings. The assets are reported in the balance sheet of the transferring party and the purchase price received is posted as a liability (repo). The receiving party reports the payment as a receivable due from the transferring party (reverse repo). The difference between the purchase consideration in the spot market and the futures market is accrued over the term of the agreement. Assets transferred in repurchase transactions are reported under the item Assets pledged for own liabilities.

Leasing
The Group's leasing operations in general comprise finance leasing. In reporting leasing transactions, the leased item is reported as lending to the lessee. Lease income net of depreciation is reported as interest income.

Leased assets
For operating leases the lease payments are recognised as expenses in the income statement on a straight-line basis over the lease term.

Operational leasing consists mainly of short term office and office equipment contracts normal to the business.

Intangible assets
Intangible assets are reported at their acquisition value less any accumulated amortisation according to plan and any accumulated impairment losses.

Amortisation is calculated on a straight-line basis as follows:

Group goodwill arising from major strategic acquisitions	20 years
Other Group goodwill	5 or 10 years
Other intangible assets and capitalised IT- and development expenses	3–5 years

Capitalised IT- and development expenses
IT- and development expenses are recognised as assets if they are major investments with an expected useful life exceeding three years, expected to generate future economic benefits and not to be regarded as replacement investments or maintenance.

Tangible assets
Tangible assets are reported at their acquisition value less any accumulated depreciation according to plan and any accumulated impairment losses. The cost of an item of property, plant or equipment comprises its purchase price, including import duties and non-deductible VAT, and any directly attributable costs of bringing the asset to the working condition for its intended use.

Depreciation is calculated on a straight-line basis as follows:

Buildings	30–75 years
Equipment	3–5 years

Dividends and group contributions
Dividends paid by Group undertakings to the parent company are recorded on an anticipated basis.

Group contributions paid or received between Swedish companies for the purpose of optimising the tax cost of the Group are in the legal entity reported as a decrease/increase of unrestricted equity, after adjustment for tax. Group contributions that can be regarded as substitute for dividends are booked as income by the receiving entity.

Equity
In accordance with Swedish law, shareholders equity is split into funds available for distribution, unrestricted reserves, and not available for distribution, restricted reserves. Shareholders in a group can only receive distribution out of the lower of unrestricted reserves in the parent company or the group.

Restricted reserves
Apart from share capital restricted reserves comprise the following items:

Share premium account: The share premium account covers funds related to the issue of equity capital in the parent company, exceeding the nominal value of the shares and capital gains on sale of own shares.

Statutory reserves: In accordance with local legislation, 10% of the net profit of each Swedish company in the Nordea Group is transferred to a non-distributable statutory reserve until this reserve represents 20% of the share capital of the company in question. The reserve can only be utilised after decision by the Annual General Meeting for issue of shares or for covering of losses, not covered by unrestricted equity.

Equity share of Swedish untaxed reserves: 72% of the untaxed reserves in Swedish legal entities are recorded as equity net of deferred tax of 28%.

Reserve for unrealised gains: Capital gains arising when negotiable securities are valued at fair value are in the balance sheet transferred to a reserve for unrealised capital gains. According to local rules in Sweden, such gains are not distributable earnings and are reported net of tax as restricted equity.

Equity method reserve: Earnings in associated companies that have not been distributed are recorded as an equity method reserve in restricted reserves.

Unrestricted reserves
The unrestricted reserves in the Group includes only the part of the Group undertakings' unrestricted equity that can be assigned to the parent company without requiring a write-down of the value of the shares in the undertaking.

Apart from retained earnings, unrestricted reserves consist of the free fund. The free fund has been created following decisions to reduce the share premium reserve and the share capital by Annual General Meetings in 1999, 2000 and 2003. The fund can only be utilised according to a separate decision by the General Meeting. The Annual General Meeting in 2003 decided that acquisition of own shares should be covered by means from the free fund.

Own shares
Own shares are not accounted for as assets. Acquisition of own shares is recorded as a deduction of the above mentioned free fund in accordance with decision by the General Meeting, thus reducing unrestricted reserves.

Pensions
Pension plans
The companies within the Nordea Group have various pension plans in accordance with national practices and conditions in the countries where they operate. Pension obligations in the Nordea Group are predominantly reported by group undertakings in Sweden, Norway and Finland. All major plans are funded schemes covered by assets in pension funds/foundations. Non-funded pension plans are stated on the balance sheet as provisions for pensions. Most pensions in Denmark are based on defined contribution plans that hold no pension liability for the Group. Nordea also contributes to public earnings related pension plans.

Pension costs
In 2003, pension costs comprise premiums and fees to insurance companies and pension funds as well as actuarially calculated pension costs for other commitments. In Sweden, actuarial pension costs refer to commitments guaranteed by a pension foundation or recognised as a liability. In accordance with instructions from the Swedish Financial Supervisory Authority, the costs in Sweden are reversed in the item Pension adjustment and substituted by pension benefits paid, contributions made to or received from the pension foundation, and recognised changes in the pension provisions. Special payroll tax and return tax applicable to the Swedish pension system are also recognised in the Pension adjustment.

Future change of accounting policy
In 2003 and in previous years national rules have been applied to the accounting for pension obligations. From the start of 2004, RR29/IAS19 will be implemented. The effect of this planned change in accounting policy is described further in

the Board of Directors' report and will be charged directly to unrestricted equity.

Taxes
Tax on profit for the year includes current tax and deferred tax. Current tax is based on the taxable income of the Group undertakings and calculated using local rules and tax rates. Deferred tax assets and liabilities are recognised, using the balance sheet method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax liabilities are calculated on untaxed reserves and other temporary differences.

VAT and property tax are reported among operating expenses whenever applicable.

Life insurance activities
The accounts for the insurance business are prepared in accordance with Swedish Act on Annual Accounts of Insurance Companies (1995:1560).

Premiums written represent regular premiums and single premiums net of reinsurance for traditional life insurance and unit-linked policies due for the year.

Operating expenses include administration cost, acquisition cost and commissions from reinsurance business. Expenses related to acquiring and renewing the insurance portfolio are charged to the income statement at the time of signing the agreement.

Investments including real estate, shares and other securities etc are marked to market. In traditional life insurance (involving investments in respect of which the policyholders do not bear the investment risk) in Norway, bonds held to maturity are stated at cost adjusted for value changes in line with reductions in time to maturity (mathematical value).

Technical provisions are based on actuarial calculations. The provisions cover all liabilities in respect of the life insurance portfolio, including bonuses allocated to the policyholders.

Collective bonus potential includes amounts provided to equalise future bonus payments.

Technical provisions for policies for which policyholders bear the investment risk represent life insurance provisions relating to unit-linked policies written without an investment guarantee.

Operational income statement
In order to increase transparency and to support the analysis of the Group´s financial performance, an operational income statement is presented as a supplement to the statutory income statement.

Nordea's operational income statement comprises the same legal entities and is based on the same accounting policies as the statutory one.

There are two major differences in the presentation format between the statutory and the operational income statements. All revenues related to customer-driven trading activities as well as the net result from the Group's investment activities are reported on separate lines. The rationale for this format being a transparent reporting of the actual impact from these two activities as well as to report net interest income that is mainly driven by margins on loans and deposits.

In addition, the outcome of the decision to sell all remaining properties is reported on a separate line below operating profit.

See further note 2 for a reconciliation between operational and statutory income statements.

Segment reporting
Primary segment
Nordea's operations are organised into three business areas and group functions. The business areas are Retail Banking, Corporate and Institutional Banking and Asset Management & Life.

The operational income statement format is used in segment reporting by business area.

Assets and liabilities allocated to business areas include all assets and liabilities directly related to the specific business area or Group function. Utilised economic capital is calculated and allocated to the business areas reflecting risks undertaken.

Cost is allocated according to calculated unit prices and the individual business areas consumption. Income is allocated with the underlying business transactions as driver combined with the identification of the customer responsible unit.

Funds transfer pricing is based on current market interest rate and used against all assets and liabilities allocated or booked in the business areas or group functions.

Goodwill arising from the creation of Nordea is considered as a groupwide asset and is not allocated to business areas.

Secondary segment
In accordance with prevailing rules, the secondary segment reporting shows Nordea's operations divided into the geographical areas where the Group operates. These areas are Sweden, Denmark, Finland, Norway, Poland (incl. the Baltic countries), eliminations and others. The geographical segment reporting does not reflect Nordea's operational structure and management principles.

The secondary segment reporting comprises income, total assets and investments in tangible and intangible assets and is based on the statutory income statement.

See further note 2 Segment reporting.

Exchange rates

EUR 1 = SEK	2003	2002
Income statement (average)	9.1453	9.1381
Balance sheet (at end of period)	9.0800	9.1528
EUR 1 = DKK		
Income statement (average)	7.4303	7.4301
Balance sheet (at end of period)	7.4450	7.4288
EUR 1 = NOK		
Income statement (average)	7.9914	7.5123
Balance sheet (at end of period)	8.4141	7.2756
EUR 1 = PLN		
Income statement (average)	4.4202	3.8547
Balance sheet (at end of period)	4.7019	4.0210

Note 2:
Segment reporting

EURm	Business areas						
	Retail Banking	Corporate and Institutional Banking	Asset Management & Life		Group Treasury	Group Functions and Eliminations	Total
			Asset Mgmt	Life			
Customer responsible units:							
Net interest income	2,993	412	30		132	–201	3,366
Other income	1,360	577	224		–17	129	2,273
Total income incl. allocations	**4,353**	**989**	**254**		**115**	**–72**	**5,639**
of which allocations	528	–294	–201		10	–43	–
Expenses incl. allocations	–2,488	–523	–159		–33	–470	–3,673
of which allocations	–1,440	–163	15			1,588	–
Loan losses	–311	–39				–13	–363
Equity method	19	17				21	57
Profit before investment earnings and insurance	**1,573**	**444**	**95**		**82**	**–534**	**1,660**
Investment earnings, banking					164	6	170
Operating profit, life insurance				114		35	149
Goodwill amortisation and write-down	–29	–14				–124	–167
Operating profit 2003:	**1,544**	**430**	**95**	**114**	**246**	**–617**	**1,812**
Operating profit 2002:	1,618	518	80	–78	114	–705	1,547
Other information, EURbn							
Total assets	151	82	4	25	15	–15	262
Lending	119	20	2		5		146
Deposits	70	15	3		7		96
Capital expenditure, EURm	67	0	3	1	0	26	97
Depreciations, EURm	–28	0	–7	–4	0	–96	–135

Trading income
Net interest income from trading transactions in Markets is reported as other income (Trading income) in operational income statement.

Investment earnings, banking
Net interest income, gains/losses on investment portfolios (fixed income and equity holdings), dividends received on these portfolios as well as total expenses related to investment activities are all reported in one line on net basis in operational income statement.

Life insurance
Goodwill amortisation related to Life activities is included in one line consolidation of Life insurance in statutory reporting, but included in the separate line item "Goodwill amortisation" in operational income statement.

Write-down of real estate
The net effect of sales and write-downs of real estate is included in total expenses in statutory reporting, but reported on a separate line below operating profit in operational income statement.

Goodwill amortisation
Goodwill amortisation (excluding Life activities) is included in total expenses in statutory reporting, but reported on separate line in operational income statement.

Pension adjustments
Pension adjustments accounted for according to Swedish regulations in statutory income statement is included in total expenses (personnel expenses) in operational income statement.

Reconciliation of operational income statement with statutory income statement (Note 2, continued)

EURm	Statutory income statement 2003	Reclassifications: Trading income	Investment earnings, banking	Life insurance	Write-downs of real estate	Goodwill amorti-sation	Pension adjust-ments	Operational income statement 2003
Net interest income	3,658	–177	–115					3,366
Other income	2,165	177	–69					2,273
Total income	**5,823**	**0**	**–184**					**5,639**
Total expenses	**–3,930**		**14**		**115**	**144**	**–16**	**–3,673**
Loan losses (incl change in value of property taken over)	–363							–363
Profit from companies accounted for under the equity method	57							57
Investment earnings, banking			170					170
Operating profit, life insurance	126			23				149
Goodwill amortisation				–23		–144		–167
Operating profit	**1,713**	**0**	**0**	**0**	**115**	**0**	**–16**	**1,812**
Real estate write-downs					–115			–115
Pension adjustments	–16						16	0
Tax on profit for the year	–205							–205
Minority interests	–2							–2
Net profit	**1,490**	**0**	**0**	**0**	**0**	**0**	**0**	**1,490**

Secondary segment: Geographical

EURm 2003	SWE	FI	NO	DK	POL[1]	Elim and other	TOT
Net interest income	941	936	660	1,137	21	–37	3,658
Net commission income	551	380	152	442	8	0	1,533
Net result from financial operations	90	113	60	87	9	10	369
Other income	216	101	41	82	–1	–176	263
Total operating income	**1,798**	**1,530**	**913**	**1,748**	**37**	**–203**	**5,823**
Operating profit, insurance	**0**	**76**	**5**	**47**	**–3**	**1**	**126**
Total assets	**89,658**	**94,431**	**33,485**	**86,326**	**870**	**–42,580**	**262,190**
Investments in tangible and intangible fixed assets	69	61	8	20	5	7	171

[1] Including activities in Estonia, Latvia and Lithuania.

Nordea's main geographical market comprises the Nordic countries and Poland. The geographical presentation therefore highlights the division between these countries.

Note 3:

Interest income and interest expenses

EURm	2003	2002
Interest income		
Loans and advances to credit institutions	697	846
Lending	7,211	8,296
Interest-bearing securities		
Current assets	1,084	1,127
Financial fixed assets	31	63
Other interest income	135	50
Total interest income	**9,158**	**10,382**
Interest expenses		
Deposits by credit institutions	–841	–908
Deposits and borrowings from the public	–1,837	–2,628
Debt securities in issue etc.	–2,365	–2,572
Subordinated liabilities	–261	–203
Other interest expenses	–196	–317
Total interest expenses	**–5,500**	**–6,628**
Net interest income	**3,658**	**3,754**

Average balance and interest rate (Note 3, continued)

	2003		2002	
	EURm	Interest %	EURm	Interest %
Assets, banking				
Loans and advances to credit institutions	27,585	2.5	26,388	3.2
Loans and advances to the public	146,755	4.9	144,160	5.8
Interest-bearing securities	30,737	3.6	30,556	3.9
Other interest-bearing assets	17,101	0.8	11,516	0.4
Total interest-bearing assets	222,178	4.1	212,620	4.9
Non-interest-bearing assets	15,239	–	14,755	–
Total assets, banking	**237,417**	**3.9**	**227,375**	**4.6**
Liabilities, banking and shareholders' equity				
Deposits by credit institutions	29,364	2.9	29,599	3.1
Deposits and borrowings from the public	93,524	2.0	91,548	2.9
Debt securities in issue etc.	65,035	3.6	63,561	4.0
Subordinated liabilities	5,580	4.7	6,096	3.3
Other interest-bearing liabilities	17,510	1.1	12,062	2.6
Total interest-bearing liabilities	211,013	2.6	202,866	3.3
Non-interest-bearing liabilities	15,335	–	12,857	–
Total liabilities, banking	**226,348**	**2.4**	**215,723**	**3.1**
Shareholders' equity	12,122		11,652	
Total liabilities, banking and shareholders' equity	**238,470**	**2.3**	**227,375**	**2.9**
Overall interest margin, %		**1.6**		**1.7**

Net interest income

EURm	2003	2002
Interest income	9,094	10,304
Leasing income	357	338
Interest expenses	–5,500	–6,628
Leasing depreciation according to plan	–293	–260
Total	**3,658**	**3,754**

Note 4:

Leasing income

The Group's leasing operations mainly comprise finance leasing. Lease income net of depreciation is reported as interest income and amounts to EUR 64m (78).

Note 5:

Dividend income

EURm	2003	2002
Shares and participations	43	36
Total	**43**	**36**

Note 6:

Net commission income

EURm	2003	2002
Commission income		
Payments	639	594
Loans	240	290
Deposits	120	131
Guarantees	111	82
Securities	598	645
Other commission income	160	164
Total commission income	**1,868**	**1,906**
Commission expenses		
Payment transmission	–149	–163
Securities	–67	–76
Other commission expenses	–119	–94
Total commission expenses	**–335**	**–333**
Net commission income	**1,533**	**1,573**

Note 7:

Net result from financial operations

EURm	2003	2002
Realised gains/losses		
Shares/participations and other share-related instruments	73	26
Interest-bearing securities and other interest-related instruments	–191	–9
Other financial instruments	52	10
Total realised gains/losses	**–66**	**27**
Unrealised gains/losses		
Shares/participations and other share-related instruments	25	–40
Interest-bearing securities and other interest-related instruments	321	42
Other financial instruments	–23	–
Total unrealised gains/losses	**323**	**2**
Foreign exchange gains/losses	112	224
Debt redemption	0	0
Total	**369**	**253**

Note 8:

Other operating income

EURm	2003	2002
Divestment of shares and participations[1]	73	0
Divestment of real estate/shares[2]	0	19
Income from real estate	42	69
Other	105	102
Total	**220**	**190**

[1] Of which a gain of EUR 28m relates to the reclassification of NBF's HEX shares, from shares held as fixed assets to shares held as current assets.

[2] In 2003 the net effect is reported on a separate line under expenses in the income statement.

Note 9:

Personnel expenses

EURm	2003	2002
Salaries and remuneration (specification below)	–1,572	–1,540
Pension costs (specification below)	–241	–203
Social insurance contributions	–235	–242
Allocation to profit sharing foundation	–46	–
Other personnel expenses	–41	–80
Total	**–2,135**	**–2,065**
Salaries and remuneration:		
To executives[1]		
Fixed compensation and benefits	–17	–19
Performance-related compensation	–2	–1
Total	**–19**	**–20**
To other employees	–1,553	–1,520
Total	**–1,572**	**–1,540**

[1] Executives include the Board of Directors of the parent company and all subsidiaries, CEO, Group Executive Management as well as Managing Directors and Executive Vice Presidents in all subsidiaries.

EURm	2003	2002
Pension costs:		
Actuarial pension costs	–106	–72
Pension premiums	–135	–131
Total	**–241**	**–203**

Compensation to the Board, CEO and Group Executive Management

Compensation to the Board and CEO	Fixed salary / Board fee		Performance-based salary[2]		Total	
EUR	2003	2002	2003	2002	2003	2002
Chairman of the Board Hans Dalborg	203,160	188,311	–	–	203,160	188,311
Vice chairman of the Board Timo Peltola	84,688	73,018	–	–	84,688	73,018
Other Board members	547,222	563,150	–	–	547,222	563,150
CEO Lars G Nordström	711,160	236,722[1]	86,871	–	798,031	236,722[1]

[1] The amounts refer to the period from 25 August, 2002, when Lars G Nordström was appointed CEO.

[2] Reflects payment based on performance pertaining to previous year.

The remuneration for the Board, within the frame EUR 950,000 resolved by the AGM 2003 was: The Chairman EUR 185,000, Vice Chairman EUR 70,000 and members EUR 52,000, excluding employee representatives. Meeting fees were: EUR 1,000 per board meeting and EUR 900 per committee-meeting. The CEO and any other Board member employed by Nordea do not receive separate compensation for their Board membership. There are no commitments for severance pay, pension or other compensation to the members of the Board who are not employed by Nordea.

Hans Dalborg, Chairman of the Board, in the capacity of former CEO of Nordea, receives a pension equal to 75% of his pensionable salary until the age of 65 and thereafter a maximum of 65% of 180 Swedish "prise base amounts" 2001, which was equal to SEK 36,900, and 32.5% of the remaining part of pensionable salary.

The salary and contract terms for the Group CEO are proposed by the Board Remuneration Committee and approved by the Board of Directors. Performance-based salary, which is based on agreed, specific targets can amount to a maximum of 35% of the fixed salary. Performance-based salary for 2003 will be determined in March 2004. Additionally the extra temporary variable salary described below could give a maximum of 12% of the fixed annual salary. In 2003 the CEO received car and housing benefits.

The formal retirement age for the present CEO is 62 and his pension amounts to 70% of the pensionable income to age 67. Thereafter the pension is arranged in accordance with the Occupational pension Scheme of Swedish Banks, with some adjustments. The CEO's contract may be terminated by either the CEO or the company and is subject to six (6) month's notice followed by retirement.

Compensation to Group Executive Management	Fixed salary		Performance-based salary[1]		Total	
EUR	2003	2002	2003	2002	2003	2002
Group Executive Management[2] (7 persons excluding the CEO)	3,430,825	2,822,810	489,538	541,445	3,920,363	3,364,255

[1] Reflects payment based on performance pertaining to previous year.

[2] The composition of GEM changed in August 2002. Figures include new members of GEM from 1 September 2002.

Following consultation with the Board Remuneration Committee and a Board decision on the total frame of fixed salary changes for GEM, the Group CEO determines the salary terms for other members of Group Executive Management (GEM). Performance-based salary, which is based on agreed, specific targets can be a maximum of 35% of the fixed salary. Additionally, the extra temporary variable salary described below could amount to a maximum of 12% of the fixed salary. Performance-based salaries for 2003 will be determined in March 2004. Some of the GEM members received car and housing benefits. Nordea has no share-based incentive systems.

In accordance with their employment contracts, Finnish, Norwegian and Swedish executives are entitled to 6 months' salary during the notice period before termination, and with regard to severance pay, this may not total more than 18 months' salary and must be reduced by the salary amount that the executive receives as a result of any other employment during those 18 months. For the Danish executives the notice pay is 12 months and the severance pay is 12 months if they are not employed by a competing firm.

Group Executive Management members are entitled to retire with a pension at the age of 60. Danish executives can remain employed at their discretion until the age of 62. The Danish members of Group Executive Management receive 50% of the salary for their lifetime, one contract being annually adjusted by the general level of salary increases in Nordea Bank Denmark. The Finnish members of Group Executive Management receive 60% of their pensionable income for their lifetime, annually adjusted by the Finnish TEL-index. The Norwegian member of Group Executive Management receives 70% of his fixed salary at retirement for life, annually adjusted, and for the Swedish member of Group Executive Management the pension amounts to 70% of the pensionable income and is paid up to age 65, annually adjusted by the banking industry pensions increment in Sweden, and thereafter the pension is paid in accordance with the Occupational Pension Scheme of Swedish Banks, with some adjustments. Fixed salary is pensionable income for all executives. For Finnish executives performance-based salary is also included and, for Swedish, Danish and Norwegian executives, performance-based salary is partly included.

Loans to Board and Group Executive Management

EUR	2003	2002
	1,650,943	1,753,809

Terms and conditions regarding loans to Group Executive Management and other senior management are decided in the respective bank boards. The loans are granted by the subsidiaries of Nordea Bank AB (publ) in each country.

Pension commitments to Boardmembers, CEOs and Group Executive Management [1]

EUR	2003	2002
Pension costs related to former Chairman of the Board and CEOs	1,097,462	927,110
Pension obligation related to former Chairman of the Board and CEOs	11,045,973	10,354,565
Pension cost related to CEO	564,959	728,665
Pension cost related to Group Executive Management	2,453,310	1,804,091
Pension obligation related to CEO	2,101,441	2,072,530
Pension obligation related to Group Executive Management	9,239,587	8,019,599

[1] In Denmark and Finland reserves for pension obligations are made in the balance sheet. In Sweden pension obligations are mainly provided for in the pension foundation. Pension for executives in Denmark and Sweden are partly based on defined contribution plans. Pension based on defined benefit plans are irrevocable.

Pension costs and pension obligations related to all executives amounted to EUR 7m (EUR 8m) and EUR 42m (EUR 42m) respectively.

Extra temporary variable salary

In 2003 the Board of Directors decided to implement a temporary variable salary for Nordea's management comprising some 350 participants. The incentive scheme is based on the same performance criteria as the profit-sharing scheme for all employees. A potential payout under this scheme is limited to 12% of the participants' fixed annual salary, and the maximum cost for the Group is approximately EUR 8m. EUR 6m was provided for under this scheme in 2003.

Average number of employees in the Group

	Total		Men		Women	
Full-time equivalents	2003	2002	2003	2002	2003	2002
Denmark	8,891	11,551	4,291	5,491	4,600	6,060
Finland	9,780	10,474	1,831	1,964	7,949	8,510
Sweden	8,105	8,724	3,065	3,317	5,040	5,407
Norway	4,173	4,933	2,137	2,499	2,036	2,434
Poland	1,256	735	379	246	877	489
Luxembourg	293	291	187	191	106	100
Estonia	165	142	40	34	125	108
Latvia	135	117	49	45	86	72
United States	83	120	49	77	34	43
United Kingdom	79	99	48	65	31	34
Lithuania	57	49	22	19	35	30
Singapore	44	48	13	10	31	38
Germany	40	39	21	21	19	18
Total average	**33,101**	**37,322**	**12,132**	**13,979**	**20,969**	**23,343**
Total (NOE), end of period	**33,978**	**37,562**				

Distribution between men and women among executives[1] (Note 9, continued)

Per cent	31 Dec 2003	31 Dec 2002
Board of Directors		
Men	88	90
Women	12	10
Other executives		
Men	98	98
Women	2	2

[1] Executives include the Board of Directors of the parent company and all subsidiaries, CEO, Group Executive Management as well as Managing Directors and Executive Vice Presidents in all subsidiaries.

Salaries and remuneration per country

	Executives	Other employees
Denmark	–6	–520
Finland	–3	–370
Sweden	–7	–360
Norway	–2	–233
Poland	–1	–16
Luxembourg	0	–26
Estonia	0	–2
Latvia	0	–2
United States	–	–13
United Kingdom	–	–6
Lithuania	0	–1
Singapore	–	–2
Germany	–	–2
Total	**–19**	**–1, 553**

Sickness leave

Information about sickness leave in Swedish Group undertakings is presented in the annual reports of these undertakings.

Note 10:

Other administrative expenses

EURm	2003	2002
Information technology[1]	–409	–463
Marketing	–82	–114
Postage and telephone	–138	–145
Other administrative expenses[2]	–259	–312
Compensation to Sweden Post	–32	–35
Rents	–252	–198
Real estate expenses	–74	–80
Sundry expenses	–135	–134
Total	**–1,381**	**–1,481**

[1] Refers to IT operations, service expenses and consultant fees. Total IT-related including personnel etc, but excluding IT expenses in insurance operations were EUR 732m (EUR 758m).

[2] Including fees and remuneration to auditors with distribution as follows.

Auditors fees

EURm	2003	2002
KPMG		
Auditing assignments	–5	–3
Other assignments incl. audit-related services	–2	–3
PriceWaterhouseCoopers		
Auditing assignments	0	–1
Other assignments incl. audit-related services	0	0
Deloitte & Touche		
Auditing assignments	0	–1
Other assignments incl. audit-related services	–1	–1
Total	**–8**	**–9**

Note 11:

Depreciation, amortisation and write-down of tangible and intangible fixed assets

EURm	2003	2002
Tangible fixed assets		
Furniture, fixtures and equipment	–115	–147
Buildings	–20	–24
Intangible fixed assets		
Group goodwill		
Nordea Bank Danmark A/S	–27	–27
Nordea Bank Norge ASA	–59	–66
Nordea Bank Sverige AB (publ)[1]	–23	–23
Kansallisbank	–13	–13
Nordea Bank Polska S.A.	–7	–2
Insurance companies	–23	–28
Other group goodwill	–15	–15
Other intangible assets	–23	–16
Total depreciation, amortisation and write-down	**–325**	**–361**
Disclosed in operating profit in insurance	23	28
Disclosed in profit from companies accounted for under the equity method	3	3
Total	**–299**	**–330**

[1] Through merger of Nordea Bank Sweden AB (publ) and Postgirot Bank AB (publ)

Note 12:

Loan losses, net

EURm	2003	2002
Loan losses divided by category		
Write-downs and provisions for loans to the public	–930	–740
Reversal and recoveries for loans to the public	547	490
Total	–383	–250

Specifications

Specific provision for individually assessed loans		
Realised loan losses during the year	–659	–515
Reversed amount of previous provisions made for realised losses during the year	398	439
This year's provisions for probable loan losses	–631	–613
Recoveries of previous years' realised loan losses	138	100
Reversal of provisions for probable loan loss no longer required	360	307
This year's costs for individually assessed loans, net	**–394**	**–282**
Aggregate provisions for individually assessed loans		
Allocation to/withdrawal from reserve	**–17**	**–6**
Assessment of homogenous clusters of loans with low value and similar credit risk		
Realised loan losses during the year	–14	–19
Recoveries on previous years' realised loan losses	21	19
Allocation to reserve	0	–5
Withdrawal from reserve	4	34
This year's net costs for clusters of loans with homogenous credit risk	**11**	**29**
Tranfer risks		
Allocation to reserve for transfer risks	–7	–21
Withdrawal from reserve for transfer risks	21	31
This year's change for transfer risks	**14**	**10**
Contingent liabilities		
The year's net cost for redemption of guarantees and other contingent liabilities	3	–1
This year's loan losses, net (total)	**–383**	**–250**

Note 13:

Change in value of assets taken over for protection of claims[1]

EURm	2003	2002
Realised change in value		
Property taken over	0	2
Other assets taken over	13	–3
	13	**–1**
Unrealised change in value		
Property taken over	0	–2
Other assets taken over	7	–8
	7	**–10**
Total	**20**	**–11**

[1] See also corresponding note 23.

Note 14:

Profit from companies accounted for under the equity method

EURm	2003	2002
Group undertakings	0	4
Associated undertakings	57	48
Total	**57**	**52**

Note 15:

Operating profit, insurance[1]

EURm	2003	2002
Life insurance and pensions		
Premiums written, net of reinsurance	2,194	2,359
Investment, income	961	761
Unrealised investments gains	396	0
Claims incurred and benefits paid	–1,305	–1,194
Change in life insurance provisions	–1,728	–1,272
Change in collective bonus potential	–114	786
Operating expenses	–148	–156
Investment, expenses	–31	–191
Unrealised investment losses	0	–1,113
Yield tax	–71	32
Transferred return on investments	–56	–4
Technical result, life insurance and pensions	**98**	**8**
Net profit from health and personal accident insurance	–5	–10
Transferred return on investments	56	4
Operating profit, life insurance and pensions	**149**	**2**
Operating profit, general insurance[2]	**–**	**–78**
Operating profit, before group adjustments	**149**	**–76**
Sale of general insurance	–	–44
Group adjustments (goodwill amortisation)	–23	–28
Operating profit, insurance	**126**	**–148**

[1] Excluding Nordea Life Assurance I Sweden AB (publ), see note 50.

[2] The general insurance business was sold in 2002. The economic responsibility was transferred on 1 July 2002 and the sale was settled and completed on 30 September 2002. Profit before tax, general insurance was EUR –78m in 2002, representing the profit for the first half year 2002. The effect of the sale of the business was EUR –44m.

Note 16:

Pension adjustments[1]

EURm	2003	2002
Reversed actuarial pension costs	38	26
Pension benefits paid	–44	–32
Allocations/compensation	3	–231
Special wage tax/return tax	–12	–44
Other	–1	–
Total	**–16**	**–281**

[1] Refers to pension costs in Swedish companies.

Note 17:

Tax on the profit for the year

EURm	2003	2002
Current tax[1]	–518	–375
Deferred tax[3]	313	–30
Total[2]	**–205**	**–405**

	2003	2002
[1] Of which tax pertaining to prior years	10	47
Associated undertakings	–17	–9
[2] The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of Sweden as follows:		
Profit before tax	1,697	1,292
Tax calculated at a tax rate of 28% (28%)	–475	–362
Effect of different rates in other countries	–26	–45
Tax-exempt income	37	32
Non-deductible expenses	–63	–81
Adjustments relating to prior years	9	47
Income tax due to previously not accounted tax assets	18	4
Deferred tax income due to legal restructure	300	–
Not creditable foreign taxes	–5	–
Tax charge	**–205**	**–405**
[3] **Deferred tax**		
Deferred tax expense (+)/income (–)		
Deferred tax expense due to temporary differences	–5	–34
Deferred tax income due to change of tax rate	–	–
Deferred tax income due to previously not accounted tax assets	18	4
Deferred tax income due to legal restructure	300	–
Tax on profit for the year, net	**313**	**–30**
Deferred tax assets		
Deferred tax asset due to loss carry forward	337	8
Deferred tax asset due to intra group profits	–	4
Other deferred tax assets due to temporary differences	251	261
Netting against tax liabilities	–54	–80
Total	**534**	**193**
Deferred tax liabilities		
Deferred tax liabilities in untaxed reserves	551	577
Other deferred tax liabilities due to temporary differences	7	24
Deferred tax liabilities due to unrealised gains	77	10
Netting against tax assets	–54	–80
Total	**581**	**531**
Deferred tax liabilities, net	**47**	**338**
Change during the year	291	35
Of which		
Translation differences	–22	7
Acquisitions and others	0	6
Sale of general insurance	–	52
Deferred tax in the income statement	313	–30

Deferred tax concerning shares in subsidiaries has not been recorded as these are not going to be sold/disposed of.
Deferred income tax assets are recognised for tax loss carry forward only to the extent that realisation of the related benefit is probable.

Note 18:

Cash and balances at central banks

Current assets

This item includes cash and balances at the central banks of Denmark, Finland, Norway and Sweden available on demand. See further "Comments to the cash flow statement".

Note 19:

Treasury bills and other eligible bills[1]

EURm	31 Dec 2003	31 Dec 2002
Current assets		
Eligible securities issued by public bodies	8,863	3,954
Other eligible securities	3,153	3,837
Financial fixed assets		
Eligible securities issued by public bodies	–	40
Total	**12,016**	**7,831**
Total face value[2]	**11,914**	**7,760**
Difference between book and face value:		
Book value higher than face value	146	103
Book value lower than face value	–44	–32
Net	**102**	**71**

[1] Information about the criteria used to classify these securities is included in Note 1 Accounting policies.
[2] Face value is the settlement amount on the maturity date.

Maturity information

Remaining maturity (book value)	31 Dec 2003	31 Dec 2002
Maximum 1 year	8,667	5,219
1–5 years	2,622	2,296
5–10 years	676	250
More than 10 years	51	66
Total	**12,016**	**7,831**
Average remaining maturity, years	0.8	1.2

Issuer categories (Note 19, continued)

EURm	Book value 31 Dec 2003	Book value 31 Dec 2002	Fair value 31 Dec 2003	Fair value 31 Dec 2002	Amortised cost 31 Dec 2003	Amortised cost 31 Dec 2002
Current assets						
Swedish government	2,607	765	2,611	769	2,611	761
Swedish municipalities	70	37	70	37	69	37
Swedish mortgage institutions	–	–	–	–	–	–
Other Swedish issuers						
Non-financial companies	–	–	–	–	–	–
Financial companies	–	–	–	–	–	–
Foreign governments	1,670	991	1,673	993	1,650	962
Other foreign issuers	7,669	5,995	7,681	6,006	7,672	5,905
Total	**12,016**	**7,788**	**12,035**	**7,805**	**12,002**	**7,665**
Of which, subordinated (debentures)	–	–	–	–	–	–
Fixed assets						
Swedish government	–	–	–	–	–	–
Swedish municipalities	–	–	–	–	–	–
Swedish mortgage institutions	–	–	–	–	–	–
Other Swedish issuers						
Non-financial companies	–	–	–	–	–	–
Financial companies	–	40	–	40	–	40
Foreign governments	–	–	–	–	–	–
Other foreign issuers	–	3	–	3	–	3
Total	**–**	**43**	**–**	**43**	**–**	**43**
Of which, subordinated (debentures)	–	–	–	–	–	–

Note 20:
Loans and advances to credit institutions

EURm	31 Dec 2003	31 Dec 2002
Financial fixed assets [1]		
Central Banks	745	0
Other banks	22,177	23,149
Other credit institutions	6,115	347
Total	**29,037**	**23,496**
Of which, associated undertakings		
subordinated	1	2
other	15	1
Maturity information		
Remaining maturity (book value)		
Payable on demand	6,190	3,860
Maximum 3 months	21,768	18,520
3 months–1 year	724	110
1–5 years	322	57
More than 5 years	33	949
Total	**29,037**	**23,496**
Average remaining maturity, years	0.2	0.4

[1] No provision for probable loan losses has been made related to these assets.

Note 21:

Lending (Loans and advances to the public)

EURm	31 Dec 2003	31 Dec 2002
Financial fixed assets	145,644	145,740
Total	**145,644**	**145,740**
Of which, associated companies		
subordinated	1	1
other	227	874
Maturity information		
Remaining maturity (book value)		
Payable on demand	11,944	11,310
Maximum 3 months	31,489	45,420
3 months–1 year	19,190	13,239
1–5 years	37,272	37,320
More than 5 years	45,749	38,451
Total	**145,644**	**145,740**
Average remaining maturity, years	4.7	4.3
Finance leases (for lessor)		
Gross investments	6,084	6,752
Present value of future minimum lease payments receivable at present the balance sheet date	4,684	5,089
Unearned finance income	1,401	1,662
Unguaranteed residual values accruing to the Group (lessor)	140	182
Accumulated allowance for uncollectible minimum lease payments receivable	–5	–5
Contingent rents recognised in income	42	52

Distribution of gross investments and minimum lease payments receivable at remaining maturity

31 December 2003	Maximum 1 year	1–5 years	More than 5 years	Total
Gross investments	1,073	2,763	2,248	6,084
Present value of future minimum lease payments receivable at balance sheet date	621	2,118	1,945	4,684

31 December 2002	Maximum 1 year	1–5 years	More than 5 years	Total
Gross investments	935	3,618	2,199	6,752
Present value of future minimum lease payments receivable at balance sheet date	683	2,715	1,691	5,089

General description of the Group's (the lessor's) significant leasing arrangements:
Includes leases for machinery and equipment, real properties, ships, containers, transport (trucks, vans, cars), industrial equipment, farming and entrepreneur equipment, and IT and office equipment.

Note 22:

Loans and their impairment

EURm	31 Dec 2003	31 Dec 2002
Loans and advances to credit institutions	29,037	23,496
Loans and advances to the public	145,644	145,740
Total	**174,681**	**169,236**

Loan portfolio, by categories of borrowers and total

31 December 2003, EURm	Credit Institutions	Corporates	Households	Public sector	Total
Loans at amortised cost before reserves	**29,037**	**79,457**	**65,091**	**3,032**	**176,617**
– of which impaired loans [1]	–	2,090	558	1	2,649
– of which non-performing loans, which are impaired	–	870	252	1	1,123
Reserves	**–**	**–1,582**	**–353**	**–1**	**–1,936**
Specific reserves for individually assessed loans	–	–1,176	–291	–1	–1,468
Aggregate reserves for individually assessed loans	–	–406	–	–	–406
Assessment of homogenous clusters of loans with low value and similar credit risk	–	–	–62	–	–62
Loans at amortised cost after reserves, book value	**29,037**	**77,875**	**64,738**	**3,031**	**174,681**
– of which impaired loans [1]	–	508	205	0	713
– of which associated companies	21	228	–	–	249

31 December 2002, EURm	Credit Institutions	Corporates	Households	Public sector	Total
Loans at amortised cost before reserves	**23,496**	**86,854**	**58,312**	**2,727**	**171,389**
– of which impaired loans [1]	–	2,655	596	9	3,260
– of which non-performing loans, which are impaired	–	611	174	–	785
Reserves	**–**	**–1,765**	**–383**	**–5**	**–2,153**
Specific reserves for individually assessed loans	–	–1,374	–319	–5	–1,698
Aggregate reserves for individually assessed loans	–	–391	–	–	–391
Assessment of homogenous clusters of loans with low value and similar credit risk	–	–	–64	–	–64
Loans at amortised cost after reserves, book value	**23,496**	**85,089**	**57,929**	**2,722**	**169,236**
– of which impaired loans [1]	–	890	213	4	1,107
– of which associated companies	3	875	–	–	878

[1] Impaired loans can be non-performing as well as performing loans.

EURm	31 Dec 2003	31 Dec 2002
Reserves/impaired loans, gross, %	73	66
Impaired loans [1], gross/loans and advances to the public, %	1.8	2.2

[1] Impaired loans can be non-performing as well as performing loans.

Corporate loans by industry (Note 22, continued)

31 December 2003, EURm	Real-estate manage-ment	Con-struc-tion	Agri-culture and fishing	Trans-port	Ship-ping	Trade and serv-ice	Manu-factur-ing	Finan-cial oper-ations	Renting, consult-ing and other company services	Other	Total
Loans at amortised cost before reserves	**21,334**	**2,706**	**4,458**	**4,544**	**3,733**	**8,918**	**12,663**	**8,346**	**5,968**	**6,787**	**79,457**
– of which impaired loans [1]	211	73	259	254	73	222	242	37	261	458	2,090
– of which non-performing loans, which are impaired	63	15	94	167	28	80	61	14	114	234	870
Reserves	**–143**	**–63**	**–206**	**–180**	**–61**	**–169**	**–206**	**–21**	**–229**	**–304**	**–1,582**
Specific and aggregated reserves for individually assessed loans	–143	–63	–206	–180	–61	–169	–206	–21	–229	–304	–1,582
Loans at amortised cost after reserves, book value	**21,191**	**2,643**	**4,252**	**4,364**	**3,672**	**8,749**	**12,457**	**8,325**	**5,739**	**6,483**	**77,875**
– of which impaired loans [1]	68	10	53	74	12	53	36	16	32	154	508

31 December 2002, EURm	Real estate manage-ment	Con-struc-tion	Agri-culture and fishing	Trans-port	Ship-ping	Trade and serv-ice	Manu-factur-ing	Finan-cial oper-ations	Renting, consult-ing and other company services	Other	Total
Loans at amortised cost before reserves	**22,591**	**3,129**	**4,456**	**3,646**	**4,647**	**8,524**	**14,171**	**9,222**	**8,528**	**7,940**	**86,854**
– of which impaired loans [1]	238	99	430	159	123	300	362	97	297	550	2,655
Reserves	**–158**	**–88**	**–161**	**–136**	**–88**	**–216**	**–238**	**–84**	**–263**	**–333**	**–1,765**
Specific and aggregated reserves for individually assessed loans	–158	–88	–161	–136	–88	–216	–238	–84	–263	–333	–1,765
Loans at amortised cost after reserves, book value	**22,433**	**3,041**	**4,295**	**3,510**	**4,559**	**8,308**	**13,933**	**9,138**	**8,265**	**7,607**	**85,089**
– of which impaired loans [1]	80	11	269	23	35	84	124	13	34	217	890

[1] Impaired loans can be non-performing as well as performing loans.

Type of loans, book value (Note 22, continued)

EURm	31 Dec 2003	31 Dec 2002
Mortgage loans	70,095	66,035
Credit card loans	1,903	1,810
Financial lease	1,367	1,246
Other	101,316	100,145
Total	**174,681**	**169,236**

Lending by geographic area (Note 22, continued)

31 December 2003, EURm	Denmark	Finland	Norway	Sweden	Poland and the Baltic countries	EU countries other	USA	Latin America	Asia	Other OECD	Non-OECD other	Total
Loans at amortised cost before reserves	**39,070**	**31,355**	**22,448**	**42,510**	**1,725**	**4,722**	**1,600**	**1,356**	**748**	**868**	**1,178**	**147,580**
– of which impaired loans [1]	981	512	649	235	183	27	53	0	9	0	0	2,649
– of which non-performing loans, which are impaired	334	105	324	130	182	10	37	0	1	0	0	1,123
Reserves	**–835**	**–355**	**–465**	**–173**	**–71**	**–13**	**–16**	**0**	**–8**	**0**	**0**	**–1,936**
Specific reserves for individually assessed loans	–654	–345	–273	–123	–36	–13	–16	0	–8	0	0	–1,468
Aggregate reserves for individually assessed loans	–152	–10	–192	–17	–35	–	–	–	–	–	–	–406
Assessment of homogenous clusters of loans with low value and similar credit risk	–29	0	0	–33	–	–	–	–	–	–	–	–62
Loans at amortised cost after reserves, book value	**38,235**	**31,000**	**21,983**	**42,337**	**1,654**	**4,709**	**1,584**	**1,356**	**740**	**868**	**1,178**	**145,644**
– of which impaired loans [1]	146	157	184	62	112	14	37	0	1	0	0	713

[1] Impaired loans can be non-performing as well as performing loans.

31 December 2002, EURm	Denmark	Finland	Norway	Sweden	Poland and the Baltic countries	EU countries other	USA	Latin America	Asia	Other OECD	Non-OECD other	Total
Loans at amortised cost before reserves	**35,116**	**29,758**	**24,966**	**43,814**	**1,159**	**6,569**	**2,514**	**898**	**932**	**908**	**1,259**	**147,893**
– of which impaired loans [1]	970	694	994	288	165	34	102	–	13	–	–	3,260
Reserves	**–876**	**–441**	**–514**	**–217**	**–40**	**–17**	**–36**	**–**	**–12**	**–**	**–**	**–2,153**
Specific reserves for individually assessed loans	–694	–431	–296	–172	–40	–17	–36	–	–12	–	–	–1,698
Aggregate reserves for individually assessed loans	–153	–10	–218	–10	–	–	–	–	–	–	–	–391
Assessment of homogenous clusters of loans with low value and similar credit risk	–29	–	–	–35	–	–	–	–	–	–	–	–64
Loans at amortised cost after reserves, book value	**34,240**	**29,317**	**24,452**	**43,597**	**1,119**	**6,552**	**2,478**	**898**	**920**	**908**	**1,259**	**145,740**
– of which impaired loans [1]	94	253	480	71	125	17	66	–	1	–	–	1,107

[1] Impaired loans can be non-performing as well as performing loans.

Loans with transfer risk (Note 22, continued)

EURm	31 Dec 2003	31 Dec 2002
Loans comprised by the transfer risk before transfer risk reserve	**1,295**	**1,583**
Reserves		
Specific reserves for individually assessed loans[1]	–76	–101
Total transfer risk reserve, book value	**1,219**	**1,482**

[1] Total reserve for transfer risk amounts to EUR –99m (–130).

Reserves for off-balance-sheet items

31 December 2003, EURm	Credit loss risks (impaired)	Reserves for credit losses
Contingent liabilities	15	7
Commitments	0	0

31 December 2002, EURm	Credit loss risks (impaired)	Reserves for credit losses
Contingent liabilities	18	8
Commitments	0	0

Note 23:

Assets taken over for protection of claims

EURm	31 Dec 2003	31 Dec 2002
Current assets, book value		
Land and buildings	1	2
Owner-occupied rights[1]	0	0
Shares and other participations[1,2]	1	26
Other assets	1	1
Total	**3**	**29**

[1] Stated under item Shares and participations, note 25.
[2] The shares in Pan Fish ASA have a book value of 0.

Note 24:

Bonds and other interest-bearing securities[1]

EURm	31 Dec 2003	31 Dec 2002
Current assets		
Issued by public bodies	7,171	5,752
Issued by other borrowers	12,470	14,197
Fixed assets		
Issued by other borrowers	360	386
Total	**20,001**	**20,335**
Of which, claims on associated undertakings	–	–
Total face value[2]	**19,306**	**19,175**
Difference between book and face value:		
Book value higher than face value	706	1,187
Book value lower than face value	–9	–27
Net	**697**	**1,160**
Listed securities	19,000	19,570
Unlisted securities	1,001	765
Total	**20,001**	**20,335**

[1] Information about the criteria used to classify these securities is included in note 1 Accountings policies.
[2] Face value is the settlement amount on the maturity date.

Maturity information

Remaining maturity (book value)		
Maximum 1 year	7,213	10,502
1–5 years	7,311	6,434
5–10 years	3,883	1,485
More than 10 years	1,594	1,914
Total including portfolio schemes	**20,001**	**20,335**
Average remaining maturity, years	3.7	3.2

Issuer categories (Note 24, continued)

EURm	Book value 31 Dec 2003	Book value 31 Dec 2002	Fair value 31 Dec 2003	Fair value 31 Dec 2002	Amortised cost 31 Dec 2003	Amortised cost 31 Dec 2002
Current assets						
Swedish government	188	187	188	187	182	181
Swedish municipalities	2	–	2	–	2	–
Swedish mortgage institutions	2,428	1,733	2,424	1,733	2,415	1,716
Other Swedish issuers						
– Non-financial companies	507	639	507	639	486	629
– Financial companies	451	54	451	54	460	52
Foreign governments	3,471	4,354	3,471	4,354	3,398	4,280
Other foreign issuers	12,594	12,986	12,598	12,988	12,216	12,456
Total	**19,641**	**19,953**	**19,641**	**19,955**	**19,159**	**19,314**
Of which, subordinated (debentures)	209	164	–	–	–	–

EURm	Book value 31 Dec 2003	Book value 31 Dec 2002	Fair value 31 Dec 2003	Fair value 31 Dec 2002	Amortised cost 31 Dec 2003	Amortised cost 31 Dec 2002
Financial fixed assets						
Swedish government	–	–	–	–	–	–
Swedish municipalities	–	–	–	–	–	–
Swedish mortgage institutions	–	–	–	–	–	–
Other Swedish issuers						
– Non-financial companies	–	–	–	–	–	–
– Financial companies	–	–	–	–	–	–
Foreign governments	–	–	–	–	–	–
Other foreign issuers	360	382	360	388	360	382
Total	**360**	**382**	**360**	**388**	**360**	**382**
Of which, subordinated (debentures)	–	–	–	–	–	–

Note 25:

Shares and participations [1]

EURm	31 Dec 2003	31 Dec 2002
Current assets		
Shares in trading portfolio	439	460
Shares taken over for protection of claims	1	26
Other shares	164	58
Fixed assets		
Other shares and participations [2]	44	52
Total	**648**	**596**
Listed securities	405	485
Unlisted securities	243	111
Total	**648**	**596**

Current assets

	Acquisition value		Fair value	
EURm	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
Shares in trading portfolio	439	460	439	633
Shares taken over for protection of claims	0	26	0	26
Other shares	165	58	165	58
Total	**604**	**544**	**604**	**717**

Fixed assets

	Acquisition value		Fair value	
EURm	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
Other shares and participations	44	52	49	52
Total	**44**	**52**	**49**	**52**

1 Information about the criteria used to classify the securities is included in note 1 Accounting policies.
2 For a specification, see page 74.

Fixed assets

EURm	31 Dec 2003	31 Dec 2002
Acquisition value at beginning of year	61	63
Acquisitions during the year	5	2
Sales during the year	–18	–7
Translation differences	–4	3
Acquisition value at end of year	**44**	**61**
Accumulated write-downs at beginning of year	–9	–8
Sales/disposals during the year	9	–
Translation differences	–	–1
Accumulated write-downs at end of year	**0**	**–9**
Book value	**44**	**52**

Note 26:

Shares in associated undertakings [1]

EURm	31 Dec 2003	31 Dec 2002
Fixed assets		
Financial institutions	159	156
Other	251	371
Total	**410**	**527**
Of which, listed securities	–	–
Acquisition value at beginning of year	536	479
Acquisitions during the year	7	22
Sales during the year	–114	–5
Share in earnings	57	52
Dividend received	–55	–11
Through mergers	–1	–
Translation differences	–11	–1
Acquisition value at end of year	419	536
Accumulated write-downs at beginning of year	–9	–7
Write-downs during the year	–	–2
Accumulated write-downs at end of year	–9	–9
Book value	**410**	**527**

1 Information about the criteria used to classify the securities is included in note 1 Accountings policies.

For a specification, see page 74.

Note 27:

Shares in group undertakings [1]

EURm	31 Dec 2003	31 Dec 2002
Fixed assets		
Shares, financial institutions	0	–
Other [2]	11	11
Total	**11**	**11**
Of which, listed shares	0	–
Acquisition value at beginning of year	40	49
Sales during the year	–2	–9
Reclassifications	1	–
Translation differences	1	0
Acquisition value at end of year	40	40
Accumulated write-downs at beginning of year	–29	–29
Accumulated write-downs at end of year	–29	–29

For a specification, see page 75.

1 Information about the critiera used to classify the securities is included in note 1 Accounting policies.
2 Consolidated according to equity method

	Domicile	Registration number	Book value EURm	Voting power of holding %
Helsingin Hämeentien Holding (former Huoneistokeskus)	Helsinki	0109040-7	8	100
Others	–	–	3	–
Total			11	

Note 28:

Balance sheet, insurance activities [1]

EURm	31 Dec 2003	31 Dec 2002
Assets		
Intangible assets	4	0
Investments		
Real estate holdings	2,073	1,932
Shares in group and associated undertakings	154	31
Shares	3,174	2,642
Interest-bearing financial instruments	13,364	12,839
of which intragroup transactions	–257	0
Other investments	33	25
Investments, policyholders bearing the risk	3,466	2,964
Technical provisions, reinsurance	1	–
Receivables and bank balances	527	539
Other assets	345	562
of which intragroup transactions	–4	0
Total assets	**22,880**	**21,534**

Shareholders' equity, provisions and liabilities		
Shareholders' equity	1,056	1,316
Subordinated loans	0	0
Technical provisions		
Life insurance provisions	16,643	16,118
Outstanding claims provisions	275	244
Collective bonus potential	830	510
Technical provisions, policyholders bearing the investment risk	3,466	2,963
Other provisions and liabilities	890	383
of which intragroup transactions	–280	0
Total shareholders' equity, provisions and liabilities	**22,880**	**21,534**

[1] Excluding Nordea Life Assurance I Sweden AB (publ), see note 50.

Note 29:

Intangible fixed assets

EURm	31 Dec 2003	31 Dec 2002
Group goodwill [1]		
Nordea Bank Danmark A/S	439	468
Nordea Bank Norge ASA	982	1,193
Nordea Bank Sweden AB (publ)	181	202
Kansallisbank	25	38
Nordea Bank Polska S.A.	56	62
Insurance companies	268	292
Other Group goodwill	77	104
Group goodwill, total	**2,028**	**2,359**
Other intangible assets [3]	62	68
Total	**2,090**	**2,427**

EURm	31 Dec 2003	31 Dec 2002
Group goodwill [1]		
Acquisition value at beginning of year	2,789	2,738
Acquisitions during the year	2	63
Sales during the year	–1	–172
Translation differences	–185	160
Acquisition value at end of year	2,605	2,789
Accumulated amortisation at beginning of year	–430	–278
Amortisation according to plan for the year [2]	–162	–171
Accumulated amortisation sold goodwill	1	23
Translation differences	19	–4
Accumulated amortisation at end of year	–572	–430
Accumulated write-downs at beginning of year	–	–
Write-downs during the year	–5	–
Accumulated write-downs at end of year	–5	–
Planned residual value/book value	**2,028**	**2,359**
Other intangible assets		
Acquisition value at the beginning of the year	97	52
Acquisitions during the year	26	50
Sales/disposals during the year	–6	–
Translation differences	–6	–5
Acquisition value at the end of the year	111	97
Accumulated amortisation at the beginning of the year	–29	–18
Amortisation according to plan for the year	–23	–16
Accumulated amortisation on sales/disposals during the year	3	–
Translation differences	0	5
Accumulated amortisation at the end of the year	–49	–29
Planned residual value/book value	**62**	**68**

[1] Excluding goodwill in associated undertakings.	12	14
[2] Excluding amortisation from companies accounted for under the equity method.	3	3

[3] Refers mainly to computer software licenses and improvements to rented premises.

Note 30:

Tangible assets

EURm	31 Dec 2003	31 Dec 2002
Current assets	1	3
Fixed assets	825	1,871
Of which buildings for own use	499	1,280
Total	**826**	**1,874**

Current assets

Taken over for protection of claims [1]		
Land and buildings	1	2
Other	0	1
Total	**1**	**3**

[1] See note 23 for Assets taken over for protection of claims.

Fixed assets

Equipment

Acquisition value at beginning of year	1,094	1,033
Acquisitions during the year	97	287
Sales/disposals during the year	–134	–226
Translation differences	18	–
Acquisition value at end of year	1,075	1,094
Accumulated depreciation at beginning of year	–761	–671
Sales/disposals during the year	94	57
Depreciations according to plan for the year	–115	–147
Translation differences	–58	–
Accumulated depreciation at end of year	–840	–761
Planned residual value/book value	**235**	**333**

Land and buildings

Acquisition value at the beginning of the year	2,082	2,197
Acquisitions during the year	41	103
Sales/disposals during the year	–1,139	–233
Reclassifications	0	15
Translation differences	–54	–
Acquisition value at end of year	930	2,082
Accumulated depreciation at beginning of year	–454	–497
Sales/disposals during the year	321	67
Depreciations according to plan for the year	–18	–24
Translation differences	10	–
Accumulated depreciation at end of year	–141	–454
Accumulated write-downs at beginning of the year	–90	–90
Sales/disposals during the year	47	–
Write-downs during the year	–162	–
Translation differences	6	–
Accumulated write-downs at the end of the year	–199	–90
Planned residual value/book value	**590**	**1,538**
Book value on buildings, Swedish properties	270	280
Book value on land, Swedish properties	27	35
Tax value on buildings, Swedish properties	239	313
Tax value on land, Swedish properties	39	46
Market value, investment properties	890	

Note 31:

Other assets, banking

EURm	31 Dec 2003	31 Dec 2002
Derivatives		
Interest rate	11,322	8,666
Foreign exchange	7,421	4,678
Equity	182	0
Other	16	237
Claims on securities settlement proceeds	1,200	987
Other	932	937
Total	**21,073**	**15,505**

Note 32:

Prepaid expenses and accrued income

EURm	31 Dec 2003	31 Dec 2002
Accrued interest income	1,751	1,567
Other accrued income	200	259
Other prepaid expenses	44	46
Total	**1,995**	**1,872**

Note 33:

Investments, customers bearing the risk

Nordea Bank Danmark A/S's liabilities include customers' portfolio schemes, the return on which correlates directly with the assets financed by these portfolio schemes. Since the assets legally belong to the bank, these assets and liabilities are included in the Group's balance sheet. A breakdown is shown below:

EURm	31 Dec 2003	31 Dec 2002
Assets		
Loans and advance to credit institutions	375	197
Bonds and other interest-bearing securities	1,548	1,651
Shares and participations	1,262	1,022
Prepaid expenses and accrued income	0	13
Other assets, banking	22	26
Total assets	**3,207**	**2,909**
Liabilities		
Deposits and borrowings from the public	3,178	2,881
Other liabilities, banking	21	28
Accrued expenses and prepaid income	8	0
Total liabilities	**3,207**	**2,909**
Return to participants in portfolio schemes	222	–472

Note 34:

Deposits by credit institutions

EURm	31 Dec 2003	31 Dec 2002
Central banks	3,575	2,921
Other banks	14,260	13,120
Other credit institutions	10,918	9,921
Total	**28,753**	**25,962**
Of which, liabilities to associated companies	126	142

Maturity information

Remaining maturity (book value)

Payable on demand	5,693	3,496
Maximum 3 months	19,394	15,894
3 months–1 year	3,367	6,212
1–5 years	79	112
More than 5 years	220	248
Total	**28,753**	**25,962**
Average remaining maturity, years	0.3	0.3

Note 35:

Deposits and borrowings from the public

EURm	31 Dec 2003	31 Dec 2002
Deposits from the public	93,141	91,663
Borrowings from the public	2,415	2,514
Total	**95,556**	**94,177**
Of which, liabilities to associated undertakings	5	–

Deposits are defined as funds in deposit accounts covered by the government deposit guarantee but also including amounts in excess of the individual amount limits. Individual pension savings (IPS) are also included. Portfolio schemes in Nordea Bank Danmark A/S of EUR 3,178m (EUR 2,881m) are also included in Deposits (note 33).

Maturity information, Deposits

Remaining maturity (Book value)

Payable on demand	43,146	60,419
Maximum 3 months	41,621	22,155
3 months-1 year	2,461	3,118
1–5 years	1,185	1,232
More than 5 years	4,728	4,739
Total	**93,141**	**91,663**
Average remaining maturity, years	0.6	0.6

Maturity information, Borrowings

Remaining maturity (book value)

Payable on demand	154	4
Maximum 3 months	2,012	2,198
3 months-1 year	41	57
1–5 years	208	236
More than 5 years	0	19
Total	**2,415**	**2,514**
Average remaining maturity, years	0.2	0.3

Note 36:

Debt securities in issue etc

EURm	31 Dec 2003	31 Dec 2002
Certificates of deposit	16,158	21,779
Commercial papers	7,910	2,118
Bond loans	39,662	37,961
Other	650	0
Total	**64,380**	**61,858**
Of which, liabilities to associated undertakings	–	–

Maturity information, Debt securities in issue

Remaining maturity (book value)

Maximum 1 year	33,652	31,902
1–5 years	19,302	16,189
5–10 years	228	331
More than 10 years	10,548	11,318
Total	**63,730**	**59,740**
Average remaining maturity, years	4.5	5.3

Maturity information, Other

Remaining maturity (book value)

Payable on demand	–	–
Maximum 3 months	230	0
3 months-1 year	299	1,816
1–5 years	121	302
More than 5 years	–	–
Total	**650**	**2,118**
Average remaining maturity, years	0.7	0.5

Note 37:

Other liabilities, banking

EURm	31 Dec 2003	31 Dec 2002
Derivatives		
Interest rate	11,241	8,935
Foreign exchange	8,466	5,536
Equity	173	0
Other	38	201
Liabilities on securities settlement proceeds	1,101	793
Sold, not held, securities	5,454	6,898
Customer withholding taxes	27	63
Postal and bank giro	135	146
Accounts payable	60	118
Other	4,474	3,333
Total	**31,169**	**26,023**

Note 38:

Accrued expenses and prepaid income

EURm	31 Dec 2003	31 Dec 2002
Accrued interest	1,549	1,470
Other accrued expenses	404	357
Prepaid income	132	420
Total	**2,085**	**2,247**

Note 39:

Provisions

EURm	31 Dec 2003	31 Dec 2002
Reserve for restructuring costs	8	20
Transfer risks, guarantees (see note 22)	23	29
Pensions	298	315
Other	92	97
Total	**421**	**461**

Provisions

	Restructuring	Transfer risks	Pensions	Other	Total
Balance at beginning of year	**20**	**29**	**315**	**97**	**461**
New provisions made	–	0	–	3	3
Provisions utilised	–12	0	–17	–8	–37
Reversals	0	–6	–	–	–6
Balance at end of year	**8**	**23**	**298**	**92**	**421**

	Fund assets, fair value	
EURm	2003	2002
Pension funds	1,777	1,671
Of which, related to the parent company	11	9

	Pension liabilities	
EURm	2003	2002
Pension funds	1,720	1,637
Of which, related to the parent company	11	9

Pension obligations

Accounting for pension obligations have so far followed national GAAP. Net of assets in the Group's pension funds/foundations, these obligations resulted in a net liability of EUR 298m being recognised on the balance sheet at the end of 2003. The funded status shows a deficit of EUR 366m. The difference of EUR 68m is partly reflecting unrecognised surpluses in funds/foundations – mainly in Finland – and an accumulated difference between actuarial assumptions and actual outcome in Norway.

Pension obligations according to National GAAP 2003

EUR m	Swe	Nor	Fin	Den	Total
Pension obligations	907	530	722	84	2,243
Assets	784	274	737	82	1,877
Funded status – surplus/ deficit(–)	–123	–256	15	–3	–366
– of which surplus/ deficit(–) not recognised on balance sheet	5	–129	34	8	–83
Provision for SSC[1]	–	–15	–	–	15
Net liability on balance sheet	**128**	**141**	**19**	**10**	**298**

[1] Social security contribution (SSC) in Norway.

Pension plans

Nordea has pension obligations from defined benefit plans in all Nordic countries with the predominant share in Sweden, Norway and Finland. The plans in Finland are closed to new employees and pensions for new employees are instead based on defined contribution arrangements as in Denmark. Defined contribution plans are not reflected on the balance sheet. Furthermore, Nordea also contributes to public pension plans.

All defined benefit pension plans are final salary plans. The major plans in each country are funded schemes covered by assets in pension funds/foundations. Some other pension plans are recognised directly on the balance sheet as a liability.

Funded schemes	Swe	Nor	Fin[1]	Den
Members	19,483	5,898	17,603	50
Average member age	52	56	54	69

[1] Numbers are combined for Finnish fund and foundation.

Asset composition

The combined return on assets in 2003 was around 9% reflecting favorable markets and a cautious asset allocation. At the end of 2003, the equity exposure in pension funds/foundations represented 26% of total assets.

Funded schemes	Swe	Nor	Fin	Den	Total
Equity	23%	16%	36%	13%	26%
Bonds	77%	67%	61%	87%	70%
Real estate	-	17%	3%	-	4%
Nordea shares	-	-	12%	-	4%
Nordea real estate	-	-	3%	-	1%

(Note 39, continued)

RR29 pension calculations and assumptions

The implementation of RR29 will lead to changes in the way the value of the pension obligations (PBO) and pension costs are calculated. RR29 calculations performed by external liability calculators will be based on the actuarial assumptions fixed for each of the Group's pension plans.

Assumptions	Swe	Nor	Fin	Den
Discount rate	5.0%	5.0%	5.0%	5.0%
Salary increase	3.0%	3.0%	3.0%	3.0%
Inflation	2.0%	2.0%	2.0%	2.0%
Exp. return on assets before taxes	6.0%	6.0%	6.5%	6.0%

Calculations according to RR29 can differ substantially compared to earlier applied national GAAP.

Opening net liabilities under RR29 totals EUR 554m and are higher than under national GAAP. This is mainly because of the change to market based calculations and because the deficit previously not recognised on balance sheet are now included.

Pension obligations according to RR29 January 1, 2004

EUR m	Swe	Nor	Fin	Den	Total
Pension obligations	937	553	830	92	2,412
Assets[1]	784	290	737	89	1,900
Funded status – surplus/ deficit(–)	–153	–263	–93	–4	–512
Provision for SWT/SSC[2]	–6	–36	–	1	–41
Net liability on balance sheet	**159**	**299**	**93**	**3**	**554**
Of which related to unfunded plans	128	122	68	11	329

1 The difference to the EUR 1.877m in total assets shown under national GAAP reflect a different accounting treatment regarding certain assets.

2 Provision on difference to national GAAP for Swedish Special wage tax (SWT) and social security contribution (SSC) in Norway and Denmark.

Equity reduction

The change of accounting principle for pension obligations creates a transitional value. The transitional value is equal to opening liabilities under RR29 of EUR 554m minus the net liability on balance sheet at the end of 2003 of EUR 298m under national GAAP. The difference of EUR 256m will be taken immediately as a one-off reduction of the Group's equity. After deferred taxes, EUR 183m will be the net reduction of the Group's equity.

Pension costs

In the future, the Group's pension cost on defined benefit plans will depend on the applied actuarial assumptions. Pensions paid or contributions to pension funds/foundations will not be cost items. Pension costs will consist of service and interest cost, expected return on assets, recognised actuarial gains/losses arising from changed assumptions and SWT/SSC.

Premiums/expenses and related SWT/SSC paid to defined contribution arrangements and to public pension plans are added to the pension cost on defined benefit plans to get total pension costs. At large, total pension costs are expected to be at the same level as in 2003.

Note 40:

Subordinated liabilities

EURm	31 Dec 2003	31 Dec 2002
Dated subordinated debenture loans	4,060	4,747
Undated subordinated debenture loans	775	1,003
Hybrid capital loans	280	378
Other subordinated loans	–	–
Total	**5,115**	**6,128**
Of which, liabilities to associated undertakings	–	–

These debenture loans are subordinated to other liabilities. Dated debenture loans entitle the lender to payment before undated subordinated loans and hybrid capital loans. Within each respective category, the loans entitle lenders to equal payment rights.

As of 31 December, 2003, only two loans exceeded 10% of total outstanding volume. Both were issued by Nordea Bank Sweden AB (publ) and have the following terms

Year of issue / maturity	Nom. value	Book value EURm	Interest rate (coupon)
2000 / 2010	EURm 600	598	6.00 %
2002 / 2012	USDm 800	636	5.25 %

Note 41:

Shareholders' equity

	EURm 2003	EURm 2002
Restricted		
Share capital	1,160	1,183
Share premium account	4,284	4,284
Reserve for unrealised gains [1]	18	26
Others restricted reserves	593	563
Unrestricted		
Free fund	927	1,362
Retained profits	3,705	3,592
Net profit for the year	1,490	887
Total	**12,177**	**11,897**

[1] Of which, pertaining to		
Interest-bearing securities	101	78
Equity-related instruments	–43	–15
Currency-related instruments	–33	–29
Allocations (deferred tax)	–7	–8
Reserve for unrealised gains	18	26

Description of items in the shareholders' equity is included in Note 1 Accounting policies.

Change in share capital

	Nominal value per share EUR	Total number of shares	Share capital EUR
Opening balance	0.39632	2,985,116,227	1,183,054,233.68
7 October -03 Reduction [1]		–57,008,000	–22,593,410.56
Closing balance	**0.39632**	**2,928,108,227**	**1,160,460,823.12**

[1] Retirement of shares repurchased and held by Nordea Bank AB (publ).

Dividends per share

Final dividends are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on 31 March 2004, a dividend in respect of 2003 of EUR 0.25 per share (2002 actual dividend EUR 0.23 per share) amounting to a total of EUR 711,624,931.75 (2002 actual 673,464,892.21) is to be proposed. The financial statements for the year ended 31 December 2003 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2004.

Note 42:

Assets pledged as security for own liabilities

EURm	31 Dec 2003	31 Dec 2002
Assets pledged for own liabilities, book value		
Lease agreements	222	231
Securities etc	32,093	24,732
Other pledged assets	63	101
Total	**32,378**	**25,064**
The above pledges pertain to the following liability and commitment items, book value		
Deposits by credit institutions	20,929	17,649
Deposits and borrowings from the public	5,752	5,591
Debt securities in issue etc	0	0
Other liabilities and commitments	2,447	103
Total	**29,128**	**23,343**

Note 43:

Other assets pledged

EURm	31 Dec 2003	31 Dec 2002
Other assets pledged [1], book value		
Lease agreements	0	0
Securities etc	5,782	2,818
Other assets pledged	0	0
Total	**5,782**	**2,818**
The above pledges [2] pertain to the following liability and commitment items, book value		
Deposits by credit institutions	5,009	36
Deposits and borrowings from the public	58	0
Debt securities in issue etc.	0	0
Other liabilities and commitments	696	1,069
Total	**5,763**	**1,105**

[1] Collaterals pledged on behalf of other items other than the company's own liabilities, e.g. On behalf of a third party or on behalf of the company's own contingent liabilities is accounted for under this item.

[2] For undertakings of the company itself or for a third party.

Note 44:

Contingent liabilities

EURm	31 Dec 2003	31 Dec 2002
Guarantees		
Loan guarantees	2,418	2,192
Other guarantees	9,523	11,779
Documentary credits		
Unutilised irrevocable import documentary credits and confirmed export documentary credits	1,350	1,543
Other contingent liabilities	321	62
Total	**13,612**	**15,576**

Note 45:
Commitments

EURm	31 Dec 2003	31 Dec 2002
Future payment obligations	562	0
Other interest rate, equity and foreign exchange derivatives	1,333,962	1,105,141
Credit commitments	19,820	14,389
Unutilised portion of approved overdraft facilities	37,161	15,645
Other commitments	910	967
Total	**1,392,415**	**1,136,142**

Note 46:
Capital adequacy

EURm	31 Dec 2003	31 Dec 2002
Calculation of total capital base		
Tier 1 capital (net after deduction of goodwill)	9,754	9,612
of which hybrid capital	280	378
Tier 2 capital	4,473	5,507
of which perpetual subordinated loans	775	1,002
Deduction [1]	–1,698	–1,755
Total capital base [2]	**12,529**	**13,364**
Risk-weighted amount for credit and market risks		
Credit risks as specified below	124,658	125,881
Market risks as specified below	9,738	8,789
Total risk-weighted amount	**134,396**	**134,670**
Tier 1 capital ratio, %	7.3	7.1
Total capital adequacy ratio, %	9.3	9.9

[1] Less the book value of unconsolidated shareholdings and subordinated debenture holdings in insurance companies and other financial institutions that require the consent of the Swedish Financial Supervisory Authority.

[2] See note 40; Hybrid capital loans are included in Tier 1 capital and supplementary capital includes the undated subordinated loans and the dated subordinated loans after deduction for short remaining maturities. Enlarged capital base includes dated subordinated loans with original maturity at least 5 years.

Specification of risk-weighted amounts, credit risks

EURm, end of 2003	Items in the balance sheet Reported	Risk-weighted
A 0%	104,846	0
B 20%	16,910	3,382
C 50%	55,005	27,503
D 100%	80,241	80,241
Total	**257,002**	**111,126**

EURm, end of 2003	Off-balance-sheet items Nominal	Adjusted	Risk-weighted	Total risk-weighted assets
A 0%	16,727	2,619	0	0
B 20%	46,715	2,520	504	3,886
C 50%	1,253	429	214	27,717
D 100%	65,173	12,813	12,814	93,055
Total	**129,868**	**18,381**	**13,532**	**124,658**

Risk categories include:

A Claim on, or guarantee by a government/central bank within the OECD or a Swedish local government.

B Claim on, or guarantee by local governments or banks/financial institutions within the OECD, as well as short-term receivables from other banks/financial institutions.

C Claim backed by mortgages on residential property.

D Other assets.

Specification of risk-weighted amounts, market risks

EURm	31 Dec 2003	31 Dec 2002
Interest rate risks		
of which for specific risk	3,166	2,512
of which for general risk	2,848	2,399
Share price risks		
of which for specific risk	149	187
of which for general risk	281	407
Exceeding of large exposures		
Settlement risks	58	61
Counterparty risks and other risks	3,164	3,040
Exchange rate risks	38	101
Risks according to VAR calculation		
Commodity risks	34	82
Total	**9,738**	**8,789**

Note 47:
Derivatives

	Reported in the balance sheet		
	Total nom amount	Book value Positive	Negative
Interest rate derivatives			
Interest rate swaps	510,680	9,145	9,146
FRAs	199,320	249	241
Interest rate futures	31,293	62	73
Options written	99,350	0	1,781
Options bought	103,511	1,866	0
Total	**944,154**	**11,322**	**11,241**
Of which cleared	25,305	57	39
Equity derivatives			
Futures and forwards	324	9	13
Options written	1,564	10	157
Options bought	1,562	163	3
Total	**3,450**	**182**	**173**
Of which cleared	3,199	48	30
Foreign exchange related derivatives			
Currency and interest rate swaps	50,176	1,637	1,620
Currency forwards	226,199	5,547	6,629
Options written	11,537	0	217
Options bought	10,197	237	0
Total	**298,109**	**7,421**	**8,466**
Of which cleared	0	0	0
Other derivatives			
Futures and forwards	38	0	2
Options written	69	0	0
Options bought	60	0	0
Other	4,089	16	36
Total	**4,256**	**16**	**38**
Of which cleared	0	0	0
Total derivatives, EURm	**1,249,969**	**18,941**	**19,918**
Of which cleared	28,504	105	69

	Not reported in the balance sheet		
	Total nom amount	Fair value Positive	Negative
Interest rate derivatives			
Interest rate swaps	61,562	518	310
Options written	12	0	0
Total	**61,574**	**518**	**310**
Of which cleared	0	0	0
Equity derivatives			
Options written	1,713	26	150
Options bought	1,771	150	26
Total	**3,484**	**176**	**176**
Of which cleared	0	0	0
Foreign exchange related derivatives			
Currency and interest rate swaps	9,522	276	207
Currency forwards	6,392	1	10
Options written	22	0	3
Total	**15,936**	**277**	**220**
Of which cleared	0	0	0
Other derivatives			
Futures and forwards	28	0	0
Options written	2,974	0	0
Options bought	0	0	0
Other	0	0	1
Total	**3,002**	**0**	**1**
Of which cleared	0	0	0
Total derivatives, EURm	83,996	971	707
Of which cleared	0	0	0

The majority of the Group's derivative holdings are reported in the balance sheet and adjusted to fair value with positive fair value adjustments being reported as other assets and negative fair value adjustments as other liabilities. Deferred gains and losses for derivatives not reported in the balance sheet have offsetting differences between the fair value and the book value for the respective items which are recorded in the balance sheet.

The agreements between Nordea and its counterparties determine whether a contract is affected by netting or not. There are two major alternatives, firstly through standardised ISDA agreements, or secondly bilateral agreements.

See note 1 Accounting policies for further information.

Note 48:
Assets and liabilities at fair value

31 December 2003	EURm Current assets		EURm Fixed assets		EURm Total assets	
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Assets						
Cash and balances at central bank	1,748	1,748			1,748	1,748
Treasury bills and other eligible bills	12,016	12,035			12,016	12,035
Loans and advances to credit institutions			29,037	29,150	29,037	29,150
Lending			145,644	146,557	145,644	146,557
Bonds and other interest-bearing instruments	19,641	19,645	360	360	20,001	20,005
Shares and participations	604	604	44	44	648	648
Shares in associated undertakings			410	410	410	410
Shares in Group undertakings			11	11	11	11
Assets, insurance	22,880	22,880			22,880	22,880
Intangible assets			2,090	2,090	2,090	2,090
Tangible assets	1	1	825	1,125	826	1,126
Other assets, banking	2,934	2,934	18,743	19,714	21,677	22,648
Prepaid expenses and accrued income	1,995	1,995			1,995	1,995
Investments, customers bearing the risk	3,207	3,207			3,207	3,207
Total assets	**65,026**	**65,049**	**197,164**	**199,461**	**262,190**	**264,510**

	Book value	Fair value
Liabilities		
Deposits by credit institutions	28,753	28,827
Deposits and borrowings to the public	95,556	95,787
Debt securities in issue etc	64,380	64,963
Liabilities, insurance	21,824	21,824
Other liabilities, banking	31,871	32,586
Accrued expenses and prepaid income	2,085	2,085
Provisions	421	421
Subordinated liabilities	5,115	5,188
Total liabilities	**250,005**	**251,681**
Not reported in the balance sheet		
Derivatives, positive fair value		971
Derivatives, negative fair value		–707
Derivatives, net		264

In the balance sheet, financial positions are valued at fair value, with five exceptions: securities classified as financial fixed assets, instruments included in hedge accounting, properties and other fixed assets and capital investment shares. The summary above shows the book value and adjustment to fair value at 31 December 2003. In revaluation of loans, deposits and borrowings, adjustment is made for the value of the fixed interest term, that is the change in value as a result of changes in the market interest rate. The discount rates used are based on the market rate for each term. Securities are revalued at the market price or estimated market price. Properties are valued at estimated market price. By applying the above valuation method, the gross effects of applying hedge accounting and revaluation of financial fixed assets are shown. The reported net adjustment does not include the surplus value in pension funds.

It should be noted that the calculation is not a market valuation of Nordea.

Note 49:

Assets and liabilities in foreign currencies

31 December 2003, EURbn	EUR	SEK	DKK	NOK	USD	Others	Total
Assets							
Treasury bills and other eligible bills	2.4	3.7	4.6	1.2	0.0	0.1	12.0
Loans and advances to credit institutions	5.9	7.2	10.1	0.9	2.7	2.3	29.1
Lending	39.4	41.5	34.3	18.9	7.5	4.0	145.6
Bonds and other interest-bearing securities	8.7	3.4	6.5	0.2	0.7	0.5	20.0
Other assets	13.1	7.2	26.0	3.2	4.5	1.5	55.5
Total assets	**69.5**	**63.0**	**81.5**	**24.4**	**15.4**	**8.4**	**262.2**
Liabilities, provisions and shareholders' equity							
Deposits by credit institutions	9.9	4.2	5.8	1.0	5.8	2.1	28.8
Deposits and borrowings from the public	31.8	24.2	20.7	12.2	4.8	1.9	95.6
Debt securities in issue etc	10.7	15.7	16.6	3.0	13.7	4.7	64.4
Provisions	0.1	0.2	0.0	0.1	0.0	0.0	0.4
Subordinated liabilities	1.8	0.0	0.0	0.0	2.8	0.5	5.1
Other liabilities and shareholders' equity	22.2	11.4	25.7	2.6	5.6	0.4	67.9
Total liabilities, provisions and shareholders' equity	**76.5**	**55.7**	**68.8**	**18.9**	**32.7**	**9.6**	**262.2**
Position not reported in the balance sheet	**6.4**	**–7.3**	**–12.3**	**–5.4**	**17.2**	**1.4**	**0.0**
Net position, currencies	**–0.6**	**0.0**	**0.4**	**0.1**	**–0.1**	**0.2**	**0.0**

Note 50:

Unconsolidated Group undertaking

EURm	2003	2002
Nordea Life Assurance I Sweden AB (publ)		
Income statement		
Premiums written, net of reinsurance	111	132
Investment, income	67	52
Unrealised investments gains	7	0
Claims incurred and benefits paid	–51	–39
Change in life insurance provisions	–88	–117
Change in collective bonus potential	–22	201
Operating expenses	–10	–10
Investment, expenses	–2	–197
Unrealised investments losses	0	–10
Pension yield tax	–12	–12
Technical result, life insurance and pensions	**0**	**0**
Profit before tax, life insurance and pensions	**0**	**0**
Tax	0	0
Net profit for the year	**0**	**0**

Notes:
Nordea Life Assurance I Sweden AB (publ) is an unconsolidated undertaking because it operates as a mutual insurance company. In accordance with the Swedish Insurance Operations Act, profits may not be distributed to the shareholders in a life insurance company. The earnings that arise must be distributed in their entirety to policyholders in the form of bonus funds.

EURm	31 Dec 2003	31 Dec 2002
Balance sheet		
Assets		
Investments		
Real estate holdings	103	97
Shares	80	4
Interest-bearing financial instruments	1,199	1,199
Other	22	–
Receivables and bank balances	281	273
Other assets	38	39
Total assets	**1,723**	**1,612**
Shareholders' equity, provisions and liabilities		
Shareholders' equity	31	31
Subordinated loans	33	33
Technical provisions		
Life insurance provisions	1,592	1,491
Outstanding claims provisions	5	4
Collective bonus potential	48	41
Other provisions and liabilities	14	12
Total shareholders' equity, provisions and liabilities	**1,723**	**1,612**
Average number of employees	55	48

Note 51:

The Nordea share

Share data

	2003	2002	2001	2000	1999
Share price	SEK 54.00	SEK 38.40	SEK 55.50	SEK 71.50	SEK 50.00
High/Low	54.50 / 33.20	63.50 / 30.20	79.00 / 45.80	76.00 / 41.80	61.00 / 42.30
Mkt.Cap	EUR 17.5bn	EUR 12.6bn	EUR 17.7bn	EUR 24.1bn	EUR 12.2bn
Dividend	EUR 0.25[1]	EUR 0.23	EUR 0.23	SEK 2.00	SEK 1.75
Dividend yield	4.2%[3]	4.8%[2]	3.8%[2]	3.1%[2]	3.2%[2]
TSR[4]	47.9%	–28.1%	–19.8%	46.5%	–0.5%
DJ STOXX European banks index	20.7%	–26.7%	–10.0%	10.2%	17.2%
P/E (actual)	11.7	14	11	14	11
Price-to-book	1.39	1.03	1.49	2.16	1.70
Equity per share	EUR 4.28	EUR 4.06	EUR 4.00	EUR 3.74	EUR 2.68
Earnings per share	EUR 0.51	EUR 0.30	EUR 0.53	EUR 0.58	EUR 0.55
Outstanding shares[5]	2,846,499,727	2,928,108,227	2,965,666,090	2,982,258,840	2,091,067,728

[1] Proposed
[2] Yield calculated at starting price on payment day
[3] Yield calculated on share price year end
[4] See Business definitions page 86
[5] Excluding own shares

Largest registered[1] shareholders in Nordea Bank AB (publ), end of 2003

	No of shares	Share capital and votes, %
Swedish state	542,015,102	19.0
Nordea Danmark fonden	102,529,423	3.6
Alecta	92,424,426	3.2
Robur fonder	75,524,857	2.7
Nordea fonder	69,568,403	2.4
AMF Pension	61,000,000	2.1
Tryg i Danmark smba	52,194,912	1.8
Fjärde AP-Fonden	50,106,590	1.8
SEB fonder	49,727,562	1.8
Skandia	39,507,653	1.4
Första AP-fonden	32,876,923	1.2
Tredje AP-fonden	32,336,009	1.1
SHB/SPP fonder	31,333,618	1.1
Andra AP-fonden	28,148,866	1.0
Nordea Bank Sverige vinstandelsstiftelse	15,928,300	0.6
Länsförsäkringar fonder	10,872,861	0.4
Solidium Oy (Finnish state)	10,674,666	0.4
Länsförsäkringar	10,610,807	0.4
AMF Pension fonder	9,742,000	0.3
Öms. Pensionsförsäkringsbolaget Varma-Sampo	8,700,000	0.3
Other	1,520,676,749	53.4
Totel number of shares	**2,846,499,727**	**100**

Source: Sweden's and Finland's securities centres, SIS Ägarservice and Nordea Bank Denmark's register of shareholders

[1] Excl nominee accounts.

Distribution of shares, end of 2003

Number of shares	Number of shareholders	Shareholders, %	Number of shares	Number of shares %
1–1,000	418,780	83.21%	133,440,956	4.69%
1,001–10,000	79,446	15.78%	192,815,613	6.77%
10,001–100,000	4,203	0.84%	105,303,233	3.70%
100,001–1,000,000	627	0.12%	208,109,580	7.31%
1,000,001–	234	0.05%	2,206,830,345	77.53%
Total	**503,290**	**100.00%**	**2,846,499,727**	**100.00%**

Specifications to the Notes

Specification to Note 25:

Shares and participations

EURm 31 December 2003	Book value	Market value	Voting power of holding %
Current assets			
Other shares			
OM Hex AB (publ)	65.0	65.0	3.4
Sponda Oyj	41.2	41.2	8.0
Other, listed	7.2	7.2	–
Other, unlisted	51.5	51.5	–
Total	**164.9**	**164.9**	
Fixed assets			
Other shares and participations			
Nordea Norge Pensjonkasse	23.8	23.8	100
VPS Holding ASA	3.5	3.5	8.2
Viking Ship Finance	2.5	2.5	13.5
Other, listed	2.0	2.0	–
Other, unlisted	12.2	12.2	–
Total	**44.0**	**44.0**	

Specification to Note 26:

Shares in associated undertakings

31 December 2003	Domicile	EURm Book value	Voting power of holding %
Credit institutions			
Eksportfinans AS	Norway	76	23
International Moscow Bank	Russia	35	22
Luottokunta	Finland	28	27
LRF Kredit	Denmark	16	39
Eurocard Oy	Finland	2	31
Visa Norge AS	Norway	1	20
Total		**158**	
Other			
Oy Realinvest AB	Finland	58	49
Dividum Oy	Finland	60	47
VPC AB	Sweden	25	25
PBS Holding A/S	Denmark	15	28
Axcel IKU Invest A/S	Denmark	12	33
Optiomi Oy	Finland	10	25
Profita Fund II Ky	Finland	10	48
Sponsor Fund I Ky	Finland	14	46
Automatia Pankki-automaatit Oy	Finland	7	33
Investeringsselskabet af 23. Marts 2001	Denmark	7	50
KFU-AX II A/S	Denmark	6	34
KIFU-AX II A/S	Denmark	7	26
Bankgirocentralen BGC AB	Sweden	3	27
Suomen Asiakastieto Oy	Finland	5	32
Other		13	
Total		**252**	
Total		**410**	

The statutory information is available on request from Nordea Investor Relations.

Specification to Note 27:

Shares in Group undertakings

This specification includes major group undertakings. The full specification and statutory information are available on request from Nordea Investor Relations.

31 December 2003	Domicile	Registration number	Equity[1] EURm	Voting power of holding %
Nordea Bank Finland Plc	Helsinki	1680235-8	11,200	100.0
Nordea Finance Finland Ltd	Espoo	0112305-3		100.0
Nordea Bank Danmark A/S	Copenhagen	13522197	2,623	100.0
Nordea Finans Danmark A/S	Copenhagen	89805910		100.0
Nordea Kredit Realkreditaktieselskab	Copenhagen	15134275		100.0
Nordea Bank Norge ASA	Oslo	911044110	2,076	100.0
Norgeskreditt AS	Oslo	971227222		100.0
Nordea Finans Norge AS	Oslo	924507500		100.0
Christiania Forsikring AS	Oslo	941219349		100.0
Nordea Bank Sweden AB (publ)	Stockholm	502010-5523	2,764	100.0
Nordea Hypotek AB (publ)	Stockholm	556091-5448		100.0
Nordea Finans Sverige AB (publ)	Stockholm	556021-1475		100.0
Nordea Bank Polska S.A.	Gdynia	KRS0000021828		98.4
Nordea Asset Management AB	Stockholm	556216-3435	337	100.0
Nordea Fonder AB	Stockholm	556020-4694		100.0
Nordea Fonder Alfa AB	Stockholm	556243-0438		100.0
Nordea Fonder Beta AB	Stockholm	556243-0446		100.0
Nordea Investment Management Sweden AB	Stockholm	556060-2301		100.0
Nordea Asset Management Holding Danmark A/S	Copenhagen	25827074		100.0
Nordea Investment Management Bank A/S	Copenhagen	26312264		100.0
Nordea Bank S.A.	Luxembourg	NOB14157		100.0
Nordea Fondene Norge Holding AS	Oslo	984042779		100.0
Nordea Investment Management Norge Holding AS	Oslo	984042876		100.0
Nordea Investment Management Finland Ltd	Helsinki	1737786-7		100.0
Nordea Investment Fund Company Finland Ltd	Helsinki	1737785-9		100.0
Nordea Ejendomsinvestering A/S	Copenhagen	26640172		100.0
Nordea Securities AB	Stockholm	556216-6214	144	100.0
Nordea IB Holding Danmark A/S	Copenhagen	25827023		100.0
Nordea Securities Holding Oy	Helsinki	0676271-9		100.0
Nordea Life Holding A/S	Ballerup	25762274	837	100.0
Nordea Pension Danmark, Livforsikringsselskab A/S	Ballerup	24260577		100.0
Nordea Pension Danmark, Livforsikringsselskab II A/S	Ballerup	16452742		100.0
Nordea Link Danmark, invest.livfors.selskab A/S	Ballerup	15319615		100.0
Nordea Liv Holding Norge AS	Bergen	984739303		100.0
Livforsikringsselskapet Nordea Liv Norge AS	Oslo	959922659		100.0
Fondsforsikringsselskapet Nordea Link Norge AS	Oslo	981 547 195		100.0
Nordea Life Assurance I Sweden AB (publ)[2]	Stockholm	516401-8508		100.0
Nordea Life Assurance II Sweden AB (publ)	Stockholm	516401-6759		100.0
Nordea Life Holding Finland Ltd	Espoo	1737788-3	201	100.0
Nordea Life Assurance Finland Ltd	Espoo	0927072-8		100.0
Nordea Fastigheter AB	Stockholm	556021-4917	36	100.0
Nordea North American Inc.	Delaware	51-0276195	0	100.0

[1] Shareholders' equity after dividend (group).

[2] Unconsolidated group undertaking, see note 50.

Board of Directors' report 2003

Nordea Bank AB (publ) is the parent company of the Nordea Group.

Company registration number: 556547-0977. The company changed names on 30 January 2004 to Nordea Bank AB (publ), 516406-0120. The company's banking charter was approved on 16 January and registered on 30 January. In the financial statements the new name is used.

The registered office of the company is in Stockholm with branches in Copenhagen, Helsinki and Oslo.

Legal restructuring

The process of changing the legal structure of the Nordea Group is ongoing and during the year 2003 Nordea Bank AB (publ) has acquired all shares in Nordea Bank Danmark A/S, Nordea Bank Norge ASA, Nordea Bank Sweden AB (publ) and in Nordea North America Inc.

Thus, the parent company had the following wholly owned subsidiaries by year-end 2003:

Nordea Bank Danmark A/S
Nordea Bank Finland Plc
Nordea Bank Norge ASA
Nordea Bank Sweden AB (publ)
Nordea North America Inc.
Nordea Asset Management AB
Nordea Securities AB
Nordea Life Holding A/S
Nordea Life Holding Finland Ltd
Nordea Fastigheter AB
and
Nordic Baltic Holding (NBH) AB (a dormant company held for name protection).

In addition to the wholly own subsidiaries, Nordea Bank AB (publ) acquired 40% of the shares in Nordic Processor AB, a company partly owned together with IBM and which has as its main purpose to transform and consolidate the Nordea Group IT production services into an on-demand infra-structure.

The subsidiary Nordea Bank Sweden AB (publ) will merge with Nordea Bank AB (publ) as at 1 March 2004.

Nordea Securities AB will merge with Nordea Bank AB (publ) during spring 2004.

Earnings and financial position

The net profit of the parent company for the year amounted to EUR 1,230 million (EUR 617 million). The company's share-holders' equity amounted to EUR 9,719 million (EUR 9,511 million) at the year-end 2003.

The parent company has for 2003 received group contribution of EUR 236 million and dividend amounting to EUR 1,397 mil-lion.

Personnel

The number of employees in the parent company, including its branches, increased during 2003.

Average number of full-time employees

	Total		Men		Women	
Full-time equivalents	2003	2002	2003	2002	2003	2002
Denmark	34	28	26	20	8	8
Finland	28	32	14	19	14	13
Sweden	73	57	35	20	38	37
Norway	7	7	5	6	2	1
Total average	**142**	**124**	**80**	**65**	**62**	**59**
Of whom,						
women	62	48				
men	80	76				
Of whom: outside Sweden	69	67				
Total full-time employees at the end of the year	**149**	**142**				

Share capital and number of shares

The share capital of Nordea at year-end 2003 amounted to EUR 1,160,460,823.12 represented by 2,928,108,227 shares, each of a nominal value of EUR 0.39632. At the Annual General Meeting on 24 April 2003 a decision was taken on a reduction of the share capital by withdrawal of 57,008,000 own Nordea shares, without repayment. These shares were acquired during 2001–2002. The reduced amount EUR 22,593,410.56 was to be off-set a free fund.

All shares carry equal rights to the company's assets and prof-its. Each shareholder eligible to vote at a General Meeting of Shareholders may vote the full number of shares held without restrictions. It should be noted that the company is not entitled to vote for own shares at General Meetings. There are no known shareholder agreements.

Repurchase of own shares

Following the approval from the Annual General Meeting on 24 April 2003, the Board of Directors are entitled to repurchase a maximum 1/10 of the total number of shares in the com-pany. The approval is limited in time until the next Annual General Meeting. The purpose of the acquisition was to redis-tribute funds to the company's shareholders and in this way contribute to more efficient utilisation of Nordea's resources.

In addition to the above approval, the Board of Directors' decided on 29 October 2003 to repurchase a maximum of 145 million own shares (equivalent to approximately 5% of the total number of shares in the company).

Thus, during the period 3 November – 30 December 2003, 81,608,500 shares were repurchased, the average price being SEK 50.40. Consequently, the total holding in Nordea Bank AB (publ) of own shares is 81,608,500 by year-end 2003.

Shareholders and share data

Information about the Nordea share is found in Note 51 in the consolidated financial statements.

Convertible bonds

Nordea Bank AB (publ) has no convertible bond loans at year-end 2003.

Income statement

EURm	Note	2003	2002
Operating income	3	6	15
Operating expenses			
Personnel expenses	2	–34	–29
Depreciation		0	0
Other operating expenses	3, 4	–30	–53
Operating loss		**–58**	**–67**
Net result from financial operations			
Dividend income	3	1,397	903
Group contributions		–	289
Interest income	3	59	40
Write-down of financial fixed assets		–44	–370
Interest expenses	3	–154	–47
Commission expenses	3	–4	–1
Other financial items		–5	–27
Profit after financial operations		**1,191**	**720**
Allocation to profit equalisation reserve		–5	–60
Pension adjustments		–1	–3
Profit before tax		**1,185**	**657**
Taxes	5	45	–40
Net profit for the year		**1,230**	**617**

Balance sheet

EURm	Note	31 Dec 2003	31 Dec 2002
Assets			
Fixed assets			
Intangible fixed assets		0	0
Financial fixed assets			
Shares in group undertakings	6	18,381	9,087
Shares in associated undertakings	6	0	–
Long-term receivables	7	89	851
Total fixed assets		**18,470**	**9,938**
Current assets	8		
Short-term receivables		1,704	1,380
Bank deposits		95	57
Total current assets		**1,799**	**1,437**
Total assets		**20,269**	**11,375**
Shareholders' equity and liabilities			
Shareholders' equity	9		
Restricted shareholders' equity			
Share capital		1,160	1,183
Share premium account		4,284	4,284
Unrestricted shareholders' equity			
Unrestricted reserves		927	1,362
Retained profits		2,118	2,065
Net profit for the year		1,230	617
Total shareholders' equity		**9,719**	**9,511**
Untaxed reserves			
Profit equalisation reserve		134	128
Provisions			
Pensions	10	15	11
Liabilities	11	10,401	1,725
Total shareholders' equity and liabilities		**20,269**	**11,375**
Memorandum items			
Bank deposit in restricted account.		0	0

Movements in shareholders' equity, 2003

EURm	Share capital[1]	Share premium account	Unrestricted earnings	Total
Balance at beginning of year	1,183	4,284	4,044	9,511
Dividend			–673	–673
Repurchase of own shares[2]			–458	–458
Reduction of share capital[3]	–23		23	0
Adjustment			–61	–61
Group contribution, net[4]			170	170
Net profit for the year			1,230	1,230
Balance as at year-end	**1,160**	**4,284**	**4,275**	**9,719**

[1] The company's share capital on 31 December 2003 was EUR 1,160,460,823.12. The number of shares was 2,928,108,227 shares with a nominal value of EUR 0.39632.
[2] Nordea Bank AB (publ) has repurchased 81,608,500 own shares during November and December 2003. The average price was SEK 50,40.
[3] The Annual General Meeting (AGM) decided on 24th of April 2003 to reduce the share capital by EUR 22,593,410.56. The cancellation was registrated in early October 2003.
[4] Including adjustment for tax.

Movements in shareholders' equity, 2002

EURm	Share capital[1]	Share premium account	Unrestricted earnings	Total
Balance at beginning of year	1,182	4,271	4,274	9,727
Dividend			–682	–682
Conversion of convertible bonds	1	13		14
Repurchase of own shares[2]			–190	–190
Group contribution, net[3]			25	25
Net profit for the year			617	617
Balance as at year-end	**1,183**	**4,284**	**4,044**	**9,511**

[1] The share capital on 31 December 2002 was EUR 1,183,054,233.68 (2,985,116.227 shares with a nominal value of EUR 0,39632).
[2] On December 2002, the company had repurchased 57,008,000 own shares.
[3] Including adjustment for tax.

Cash flow statement

EURm	2003	2002
Operating activities		
Profit after financial activities	1,191	720
Adjustment for items not included in cash flow	–36	548
Adjustment included in cash flow for investing activities	–1,227	–1,388
Income taxes paid [1]	–69	–50
Cash flow from operating activities before changes in operating assets and liabilities	**–141**	**–170**
Change in operating assets and liabilities (net)	1	–146
Cash flow from operating activities	**–140**	**–316**
Cash flow from investing activities	**–7,863**	**408**
Cash flow from financial activities	**8,041**	**–465**
Cash flow for the year	**38**	**–373**
Cash and cash equivalents at the beginning of the year	57	430
Cash and cash equivalents at the end of the year	95	57
Change	**38**	**–373**

[1] Cash flow from group contributions and received dividends have been considered as linked to the investing activities

Additional information

	31 Dec 2003	31 Dec 2002
Cash and cash equivalents include bank deposits (excluding funds in restricted accounts)	95	57

	31 Dec 2003	31 Dec 2002
Bank deposits in restricted accounts	0	0

Interest and dividend payments	2003	2002
Interest received	65	30
Interest paid	–135	–54
Dividends received	1,397	1,412
Dividends paid	–674	–682

Significant transactions that did not entail payments

In 2003 anticipated dividends totalling EUR 1,360m have been recorded.

Received group contributions accounted for in 2003 amounted to EUR 262m, whereas group contributions to be paid amounted to EUR 26m.

In 2003 the write-down of financial fixed assets amounted to EUR 44m. The entire write-down is referring to Nordea Fastigheter AB.

For transactions in 2002 entailing no payments, see last year's annual report.

Significant capital contributions and acquisitions

The investing activities is mainly related to the purchase of Nordea Bank Sweden AB (publ), Nordea Bank Danmark A/S and Nordea Bank Norge ASA in total amounting to EUR 9,400m.

The financial activities is mainly related to borrowings for financing the acquisitions of Nordea Bank Sweden AB (publ), Nordea Bank Danmark A/S and Nordea Bank Norge ASA.

For significant capital contribution and acquisitions in 2002, see last year's annual report.

Note 1:

Accounting policies

The financial statements for the year have been prepared in accordance with the Swedish Annual Accounts Act and the recommendations of the Swedish Financial Standards Council including number 27 as the company is a holding company. For further information regarding accounting policies see note 1 in the consolidated financial statements.

Note 2:

Personnel expenses

EURm	2003	2002
Salaries and remuneration (specification below)	–23	–20
Pension costs (specification below)	–6	–5
Social insurance contributions	–5	–3
Allocations to profit-sharing foundation	0	0
Other personnel expenses	0	–1
Total	**–34**	**–29**

Salaries and remuneration:

To executives[1]		
Fixed compensation and benefits	–5	–5
Performance-related compensation	0	–1
Total	–5	–6
To other employees	–18	–14
Total	**–23**	**–20**

[1] Executives include the Board of Directors, CEO, Group Executive Management including former members of Board of Directors and CEO's.

Pension costs:

Actuarial pension costs	–3	0
Pension premiums	–3	–5
Total	**–6**	**–5**

Loans to Board and Group Executive Management

EUR	2003	2002
	1,650,943	1,753,809

Terms and conditions regarding loans to Group Executive Management and other senior management are decided in the respective bank boards. The loans are granted by the subsidiaries of Nordea Bank AB in each country.

Distribution between men and women among executives

	31 Dec 2003	31 Dec 2002
Board of Directors[1]		
Men	10	10
Women	5	4
Other executives		
Men	8	8
Women	0	0

[1] Including deputy board member

For complete information about remuneration and commitments pertaining to severance payments, pensions or similar compensation to the Group CEO and members of the Board of Directors, see Note 9 in the consolidated financial statements.

Statistics of sick leave 1.7.2003–31.12.2003

	%	Number of people	% sick leave > 60 days
Total	1.3	83	40
Men	0.2	39	0
Women	2.3	44	43
18–29	–	8	–
30–49	0.6	50	0
50–65	2.9	25	61

Salaries and remuneration, per country:

	Sweden		Finland		Denmark		Norway	
	2003	2002	2003	2002	2003	2002	2003	2002
To executives[1]								
Fixed compensation and benefits	–3	–3	–1	–1	–1	–1	0	0
Performance-related compensation	0	0	0	0	0	0	0	0
Total	–3	–3	–1	–1	–1	–1	0	0
To other employees	–8	–6	–4	–4	–5	–4	–1	–1
Total	**–11**	**–9**	**–5**	**–5**	**–6**	**–5**	**–1**	**–1**

[1] Executives include the Board of Directors , CEO, Group Executive Management including former members of Board of Directors and CEO's.

Note 3:

Intra-group transactions

In 2003, operating income, interest income, interest expenses and dividend were transactions with group companies, with the exception of interest income of EUR 0m (EUR 0m) and interest expenses of EUR 1m (EUR 0m) on the tax account. In 2002, EUR 4m of interest expenses pertained to the redeemed convertible loan and pension comittments.

EUR 1m (EUR 1m) of commission expenses was intra-group transactions. When it comes to operating expenses, EUR 9m (EUR 9m) consisted of intra-group transactions.

Note 4:

Auditing fees

During the financial year 2003, fees to the company's auditors amounted to EUR 0.9m (EUR 0.4m) and for other assignments EUR 0.8m (EUR 0.4m). This amount also includes expenses for the auditor appointed by the Swedish Financial Supervisory Authority. For additional information see Note 10 in the consolidated financial statements.

Note 5:

Tax on profit for the year and deferred tax[1]

EURm	2003	2002
Tax on the net profit for the year		
Current tax[1]	44	–41
Deferred tax[2]	1	1
Total	**45**	**–40**
Effective tax		
Profit before tax	1,185	657
Tax calculated at a tax rate of 28%	332	184
Tax effect of:		
Tax-exempt income	–391	–253
Non-deductible expenses	14	109
Adjustments relating to prior years	18	–
Income tax due to previously not accounted tax assets	–17	–
Group contributions accounted for in shareholders' equity	66	10
Net tax charge	**22**	**50**
[1] Of which tax pertaining to prior years.	–18	–
[2] Deferred tax asset due to temporary differences.	1	1

Note 6:

Shares in group undertakings and associated undertakings

31 December 2003	Number of shares	Book value	Voting rights, %	Domicile	Registration number
Shares in group undertakings					
Nordea Bank Finland Plc	1,030,800,000	5,903	100.0	Helsinki	1680235-8
Nordea Asset Management AB	21,000	1,440	100.0	Stockholm	556216-3435
Nordea Securities AB	1,000,000	143	100.0	Stockholm	556216-6214
Nordea Life Holding A/S	2,600,000	1,339	100.0	Ballerup	25762274
Nordea Fastigheter AB	3,380,000	55	100.0	Stockholm	556021-4917
Nordea Life Holding Finland Ltd	24,480	101	100.0	Espoo	1737788-3
Nordic Baltic Holding (NBH) AB	1,000	0	100.0	Stockholm	556592-7950
Nordea North America Inc.	1,000	0	100.0	Delaware	51-0276195
Nordea Bank Sweden AB (publ)	182,741,935	3,500	100.0	Stockholm	502010-5523
Nordea Bank Danmark A/S	50,000,000	3,500	100.0	Copenhagen	13522197
Nordea Bank Norge ASA	551,358,576	2,400	100.0	Oslo	911044110
Total		**18,381**			
Shares in associated undertakings					
Nordic Processor AB	400	0	40.0	Stockholm	556646-6438
Total		**0**			

EURm	2003	2002
Acquisition value at beginning of year	9,406	9,307
Acquisitions during the year	9,400	99
Sales during the year	0	–
Reclassifications	–62	–
Acquisition value at the end of year	18,744	9,406
Accumulated write-downs at beginning of year	–319	0
Reversed write-down	–	51
Write-down of financial fixed assets during the year	–44	–370
Accumulated write-downs at the end of year	–363	–319
Book value	**18,381**	**9,087**

Note 7:
Long-term receivables

EURm	31 Dec 2003	31 Dec 2002
Financial fixed assets		
Debenture loan		
Nordea Bank Finland Plc	–	800
Nordea Bank SA Luxembourg	51	51
Nordea Bank Finland Plc	38	–
Total	**89**	**851**
Acquisition value at beginning of year	851	183
Acquisitions during the year	38	800
Sales during the year	–800	–132
Acquisition value at end of year	89	851

Note 8:
Current assets

EURm	31 Dec 2003	31 Dec 2002
Short-term receivables with group undertakings	1,724	1,338
Tax receivable	3	2
Other current receivables	57	81
Prepaid expenses and accrued interest	15	16
Total	**1,799**	**1,437**

Maturity information note 7 and 8

Remaining maturity (book value)		
Maximum 1 year	1,799	2,237
1–5 years	38	–
More than 5 years	51	51
Total	**1,888**	**2,288**

Note 9:
Shareholders' equity

EURm	31 Dec 2003	31 Dec 2002
Restricted		
Share capital	1,160	1,183
Share premium account	4,284	4,284
Unrestricted		
Unrestricted reserves	927	1,362
Retained profits	2,118	2,065
Net profit for the year	1,230	617
Total	**9,719**	**9,511**

For a description of items in the shareholders' equity see note 1 Accounting policies in the consolidated financial statements.

Note 10:
Provisions

In addition to the reported liability of EUR 15m (EUR 11m), Nordea Bank AB (publ) has EUR 11m (EUR 9m) fully covered by the Nordea Bank Sverige Pension Foundation.

Note 11:
Other liabilities

EURm	31 Dec 2003	31 Dec 2002
Long-term liabilities	0	0
Current liabilities to group undertakings	10,107	1,649
Foreign exchange derivatives [1]	253	–
Other current liabilities	15	65
Accrued expenses	26	11
Total	**10,401**	**1,725**

Maturity information

Remaining maturity (book value)		
Maximum 1 year	10,350	874
1–5 years	–	–
More than 5 years	51	851
Total	**10,401**	**1,725**

[1] Foreign exchange derivatives

EURm 31 December 2003	Market value	Book value
Positive values	–	-
Negative values	253	253

Currency and interest rate swaps (cirs) with Nordea Bank Finland Plc used for hedging of the internal funding rising from the purchase of Nordea Bank Danmark A/S and Nordea Bank Sweden AB (Publ). Total number of swaps were at year-end 72 with a total nominal value of USD 8,553m. All swaps have a maturity less than one year.

Proposed distribution of earnings

According to the company's balance sheet, the following amount is available for distribution by the Annual General Meeting of Shareholders:

	EUR
Unrestricted reserves	926,522,881.16
Retained profit	2,117,859,717.45
Net profit for the year	1,230,153,576.39
Total	**4,274,536,175.00**

The Board of Directors and the CEO propose that these earnings be distributed as follows:

	EUR
Dividends paid to shareholders,	
EUR 0.25 per share	711,624,931.75
To be carried forward	3,562,911,243.25
Total	**4,274,536,175.00**

The Group's distributable earnings amount to EUR 6,122m. After the proposed distribution of earnings, the Group's unrestricted shareholders' equity will amount to EUR 5,410m.

27 February 2004

Hans Dalborg
Chairman

Kjell Aamot

Harald Arnkværn

Gunnel Duveblad

Bertel Finskas

Birgitta Kantola

Claus Høeg Madsen

Bernt Magnusson

Jørgen Høeg Pedersen

Timo Peltola

Kent Petersen

Rauni Söderlund

Maija Torkko

Lars G Nordström
Group CEO

Audit Report

To the general meeting of the shareholders of Nordea Bank AB (publ)
Corporate identity number 516406-0120

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Nordea Bank AB (publ) for the year 2003. These accounts and the administration of the company are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, Banking Business Act, the Annual Accounts Act of Credit Institutions and Securities Companies or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and the Annual Accounts Act of Credit Institutions and Securities Companies and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Stockholm, February 27

KPMG Bohlins AB
Caj Nackstad
Authorized Public Accountant

Olle Gunnarsson
Authorized Public Accountant
(Appointed by the Swedish Financial Supervisory Authority)

Business definitions

These definitions apply to the descriptions in the Annual Report, including the pro forma information.

Capital base
The capital base includes the sum of the Tier 1 capital and the supplementary capital consisting of subordinated loans, after deduction of the book value of the shares in wholly owned insurance companies. Insurance companies have separate capital requirements.

Tier 1 capital
The proportion of the capital base, which includes consolidated shareholders' equity excluding investments in insurance companies, proposed dividend, tax assets as well as goodwill in the banking operations. Subsequent to the approval of the supervisory authorities, Tier 1 capital also includes qualified forms of subordinated loans (Tier 1 capital contributions and hybrid capital loans).

Risk-weighted amounts
Total assets and off-balance-sheet items valued on the basis of the credit and market risks in accordance with regulations governing capital adequacy, excluding assets in insurance companies, book value of shares which have been deducted from the capital base and goodwill.

Tier 1 capital ratio
Tier 1 capital as a percentage of risk-weighted amounts.

Total capital ratio
Capital base as a percentage of risk-weighted amounts.

Return on equity
Net profit before minority interests and goodwill amortisation/write-down as a percentage of average shareholders' equity (per quarter). Average shareholders' equity includes minority interests but with all outstanding goodwill deducted.

Total shareholders' return (TSR)
Total shareholders' return measured as growth in the value of a shareholding over a specified period, assuming the dividends are reinvested at the time of the payment to purchase additional shares.

Loan losses as a percentage of total loans
Loan losses, net (incl. losses on guarantees and transfer risk) as a percentage of total loans and guarantees as of previous year-end.

Earnings per share, after full dilution
Net profit divided by the average number of outstanding shares after full dilution.

Earnings per share
Net profit divided by the average number of outstanding shares.

Shareholders' equity per share
Shareholders' equity as shown in the balance sheet after full dilution divided by the number of shares after full dilution.

Cost/income ratio, banking
Total expenses divided by the sum of total income, equity method and investment earnings (banking), as reported in the operational income statement. Operating profit from insurance activities is excluded.

Abbreviations

AGM	Annual General Meeting
CEO	Chief Executive Officer
EIU	Economist Intelligence Unit
GEM	Group Executive Management
IPS	Individual Pension Savings
OTC	Over-the-counter
TSR	Total Shareholder Return

Ratings

	Moody's Investors Service			Standard & Poor's		Fitch		
	BSFR	Short	Long	Short	Long	Indiv.	Short	Long
Nordea Bank Danmark A/S	B	P–1	Aa3	A–1	A+	B	F1+	AA–
Nordea Bank Finland Plc	B	P–1	Aa3	A–1	A+	B	F1+	AA–
Nordea Bank Norge ASA	B–	P–1	Aa3	A–1	A+	B	F1+	AA–
Nordea Bank Sweden AB (publ)	B	P–1	Aa3	A–1	A+	B	F1+	AA–
Nordea Hypotek AB (publ)		P–1	Aa3	A–1				
Nordea Kredit Realkreditaktieselskab			Aaa					
Norgeskreditt AS		P–1	A1					

Legal structure

Nordea Group
Main legal structure 31 December 2003



Nordea Bank Danmark A/S
Denmark
Various subsidiaries
Nordea Bank Finland Plc
Finland
Various subsidiaries
Nordea Bank Norge ASA
Norway
Various subsidiaries
Nordea Bank Sweden AB (publ)
Sweden
Nordea Bank Polska S.A.
Poland
Nordea Asset Management AB
Sweden
Various subsidiaries
Nordea Life Holding A/S
Denmark
Nordea Life Holding Finland Ltd
Finland
Nordea Life Assurance Finland Ltd
Finland
Nordea Securities AB
Sweden
Nordea Życie S.A.
Poland
Nordea Life Assurance I Sweden AB (publ)
Sweden
Nordea Life Assurance II Sweden AB (publ)
Sweden
Nordea Liv Holding Norge AS
Norway
Various subsidiaries
Nordea Pension Danmark livsforsikrings-selskab A/S
Denmark
Various subsidiaries
Various subsidiaries

Board of Directors



Hans Dalborg
Chairman
Board member since 1998.
Born 1941. Board chairman of the Royal Swedish Opera, Uppsala University, Young Enterprise Sweden and the Norwegian-Swedish Chamber of Commerce. Board member of Axel Johnson AB and the Swedish Touring Club. Member of EFR – European Financial Services Round Table and IVA – Royal Swedish Academy of Engineering Sciences.
Shareholding: 40,760 Nordea



Timo Peltola
Vice Chairman
Board member since 1998.
Born 1946. Chief Executive Officer of Huhtamäki Oyj. Chairman of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company. Member of the Supervisory Boards of the Finnish Cultural Foundation and the Finnish Fair Corporation.
Shareholding: 5,187 Nordea



Kjell Aamot
Board member since 2001.
Born 1950. Chief Executive Officer of Schibsted ASA.
Board chairman of Aftenposten AS, Verdens Gang AS, Schibsted TV & Film AS, Schibsted Print Media AS, Schibsted Multimedia AS.
Shareholding: 2,000 Nordea



Harald Arnkværn
Board member since 2001.
Born 1939. Law practice in cooperation with Advokatfirmaet Haavind Vislie AS.
Board chairman of AS Vinmonopolet and Schøyen Gruppen AS. Board member of Concordia BV, Concordia Bus AB (publ) and GIEK Kreditforsikring AS. Chairman of Board of representatives Orkla ASA.
Shareholding: 1,000 Nordea



Gunnel Duveblad
Board member since 2003.
Born 1955. President EDS Europe Northern Region.
Shareholding: 5,700 Nordea



Bertel Finskas
Board member since 2000.
Born 1948.
Employee representative.
Shareholding: 1,400 Nordea



Liv Haug
Board member since 2001.
Born 1954.
Employee representative.
Shareholding: 0 Nordea



Birgitta Kantola
Board member since 2003.
Born 1948. Board member of Fortum Plc, Varma Mutual Pension Insurance Company, Vasakronan AB and Akademiska Hus AB.
Shareholding: 1,000 Nordea

Shareholdings also include shares held by family members.



Claus Høeg Madsen
Board member since 2000.
Born 1945. Partner at Jonas Bruun Advokatfirma. Board member of Genpack A/S, ISS A/S, Singer Danmark A/S and Scanbox Entertainment A/S.
Shareholding: 1,803 Nordea



Bernt Magnusson
Board member since 1998.
Born 1941. Board chairman of Swedish Match AB and Dyno Nobel ASA. Board member of Net Insight AB, Volvo Car Corporation, Höganäs AB and Emtunga International AB. Adviser to the European Bank for Reconstruction and Development.
Shareholding: 27,174 Nordea



Lars G Nordström
Group CEO
Board member since 2003.
Born 1943. Board chairman of the Finnish-Swedish Chamber of Commerce and board member of the Swedish-American Chamber of Commerce.
Shareholding: 15,000 Nordea



Jørgen Høeg Pedersen
Board member since 2000.
Born 1938. Managing Director of Nordea Danmark Fonden and Fonden Tietgen Kollegiet. Board member of Ejendomsselskabet Axelborg I/S and World Union of wholesale markets.
Shareholding: 7,943 Nordea



Kent Petersen
Board member since 2003.
Born 1967.
Employee representative.
Shareholding: 1,162 Nordea



Rauni Söderlund
Board member since 2003.
Born 1960.
Employee representative.
Shareholding: 0 Nordea



Maija Torkko
Board member since 2002.
Born 1946.
Senior VP and Corporate Controller, Nokia Corp.
Shareholding: 12,000 Nordea

Shareholdings also include shares held by family members.

Group Executive Management



Lars G Nordström
Group CEO.
Born 1943.
Appointed member 2000.
Shareholding: 15,000 Nordea.



Christian Clausen
Head of Asset Management & Life.
Born 1955.
Appointed member 2001.
Shareholding: 8,267 Nordea.



Carl-Johan Granvik
Head of Group Credit and Risk Control, CRO.
Born 1949.
Appointed member 2000.
Shareholding: 4,175 Nordea.



Kari Jordan
Head of Retail Banking.
Born 1956.
Appointed member 2002.
Shareholding: 1,356 Nordea.



Arne Liljedahl[1]
Head of Group Corporate Centre, CFO.
Born 1950.
Appointed member 2000.
Shareholding: 11,100 Nordea.



Markku Pohjola[1]
Head of Group Processing and Technology, Deputy CEO.
Born 1948.
Appointed member 2000.
Shareholding: 9,080 Nordea.



Tom Ruud[1]
Head of Corporate and Institutional Banking.
Born 1950.
Appointed member 2001.
Shareholding: 0 Nordea.



Peter Schütze[1]
Head of Group Staffs.
Born 1948.
Appointed member 2002.
Shareholding: 7,660 Nordea.

[1] Country Senior Executive

Shareholdings also include shares held by family members.

Financial information

Financial reports 2004

Nordea will publish the following financial reports during 2004:

January – March	28 April
January – June	18 August
January – September	27 October

Investor relations

Investor Relations
SE-105 71 Stockholm, Sweden
Tel: +46 8 614 78 51

Website

All reports and press releases are available on the Internet at: www.nordea.com

Financial reports published by the Nordea Group may be ordered via Investor Relations.

The annual reports of Nordea Bank Danmark A/S, Nordea Bank Norge ASA, Nordea Bank Finland Plc and Nordea Bank Sweden AB (publ) can be downloaded at www.nordea.com

The Annual Report 2003

This Annual Report covers Nordea Bank AB (publ) and pertains to the operations of the Nordea Group, whose main legal structure is presented on page 87. The original annual report is written in Swedish. This is an English version thereof. A Swedish version may be obtained upon request.

In this Annual Report, the Nordea Group presents income statements and other financial data quoted in euro (EUR).

The parent company, Nordea AB (publ), has been granted a bank charter and changed its name to Nordea Bank AB (publ) as of 30 January 2004.

Nordea Bank AB (publ) Corporate registration no. 516406-0120
(Previously Nordea AB (publ) Corporate registration no. 556547-0977)
Hamngatan 10
SE-105 71 Stockholm

Tel +46 8 614 78 00
Fax +46 8 10 50 69
www.nordea.com

Lay-out: Market Support
Production: n3prenör
Photo: Östen Matsson
Printing: Trosa Tryckeri AB

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